                                                    This filing is made pursuant
                                                    to Rule 424(b)(1) under the
                                                    Securities Act of 1933
                                                    in connection with
                                                    Registration No. 333-56807


PROSPECTUS

[LOGO]                           FOODMAKER, INC.


                              OFFER TO EXCHANGE ITS
                    8 3/8% SENIOR SUBORDINATED NOTES DUE 2008
           WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933
                  (GUARANTEED BY CERTAIN OF ITS SUBSIDIARIES)
                       FOR ANY AND ALL OF ITS OUTSTANDING
                    8 3/8% SENIOR SUBORDINATED NOTES DUE 2008
                    ($125,000,000 AGGREGATE PRINCIPAL AMOUNT)
                  (GUARANTEED BY CERTAIN OF ITS SUBSIDIARIES)


           THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY
              TIME, ON AUGUST 26, 1998, UNLESS EXTENDED.

        Foodmaker, Inc., a Delaware corporation (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus (as the same may be amended or supplemented from time to time, the "Prospectus") and the accompanying Letter of Transmittal (the "Letter of Transmittal"), to exchange its 8 3/8% Senior Subordinated Notes Due 2008 (the "Exchange Notes"), in an offering which has been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement of which this Prospectus constitutes a part, for an equal principal amount of its outstanding 8 3/8% Senior Subordinated Notes Due 2008 (the "Old Notes"), of which an aggregate of $125,000,000 in principal amount is outstanding as of the date hereof (the "Exchange Offer"). The Exchange Notes and the Old Notes are sometimes referred to herein collectively as the "Notes." The form and terms of the Exchange Notes will be the same as the form and terms of the Old Notes except that the Exchange Notes will not bear legends restricting the transfer thereof. The Exchange Notes will be obligations of the Company entitled to the benefits of the Indenture, dated as of April 14, 1998 (the "Indenture"), relating to the Notes. See "Description of the Notes."

        The Company will accept for exchange any and all Old Notes validly tendered prior to 5:00 p.m., New York City time, on the Expiration Date. Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of the Old Notes being tendered for exchange. However, the Exchange Offer is subject to the terms and provisions of the Registration Rights Agreement, dated as of April 14, 1998 (the "Registration Rights Agreement"), among the Company, the Subsidiary Guarantors (as defined herein), and Morgan Stanley & Co. Incorporated, Nationsbanc Montgomery Securities LLC, Salomon Brothers Inc and Jefferies and Company, Inc. (collectively, the "Placement Agents"). The Old Notes may be tendered only in multiples of $1,000. See "The Exchange Offer."

                                ----------------

        FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS IN DECIDING WHETHER TO TENDER OLD NOTES IN THE EXCHANGE OFFER, SEE "RISK FACTORS" BEGINNING ON PAGE 16.
                                ----------------

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ----------------

                  The date of this Prospectus is July 14, 1998

        The Company will accept for exchange any and all Old Notes that are validly tendered on or prior to 5:00 p.m., New York City time, on the date the Exchange Offer expires, which will be August 26, 1998 unless the Exchange
Offer is extended (the "Expiration Date"). Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer.

        The Old Notes were, and the Exchange Notes will be, issued under the Indenture, and the Exchange Notes and the Old Notes will constitute a single series of debt securities under the Indenture. The terms of the Exchange Notes are identical in all material respects to the terms of the Old Notes except that
(i) the Exchange Notes will have been registered under the Securities Act and thus will not bear restrictive legends restricting their transfer pursuant to the Securities Act and will not be entitled to registration rights, (ii) holders of Exchange Notes will not be entitled to liquidated damages for the Company's failure to register the Old Notes or Exchange Notes under the Registration Rights Agreement, and (iii) holders of Exchange Notes will not be, and upon the consummation of the Exchange Offer, holders of Old Notes will no longer be, entitled to certain rights under the Registration Rights Agreement (as defined herein) intended for the holders of unregistered securities.

        The Old Notes initially sold to Qualified Institutional Buyers (as defined in Rule 144A) in reliance on Rule 144A under the Securities Act of 1933 ("Rule 144A") were initially represented by a single, permanent global note in definitive, fully registered form, registered in the name of Cede & Co., as nominee of The Depository Trust Company ("DTC"), which was deposited with First Union National Bank, the trustee (the "Trustee"), as custodian under the Indenture (as defined herein). The Exchange Notes exchanged for the Old Notes that are represented by the global note will continue to be represented by a permanent global note (collectively, the "Global Notes," and individually, a "Global Note") in definitive, fully registered form, registered in the name of a nominee of DTC and deposited with the Trustee as custodian, unless the beneficial holders thereof request otherwise. See "Description of the Exchange Notes -- Book Entry, Delivery and Form." Old Notes may be tendered only in denominations of $1,000 and any integral multiple thereof.

        Interest on the Exchange Notes will be payable semi-annually in arrears on April 15 and October 15 of each year (each an "Interest Payment Date"), commencing on the first such date following their date of issuance. Interest on the Exchange Notes will accrue from the last Interest Payment Date on which interest was paid on the Old Notes that are accepted for exchange or, if no interest has been paid, from April 14, 1998. Accordingly, interest which has accrued since the last Interest Payment Date on the Old Notes accepted for exchange will cease to be payable upon issuance of the Exchange Notes. Untendered Old Notes that are not exchanged for Exchange Notes pursuant to the Exchange Offer will remain outstanding and bear interest at a rate of 8 3/8% per annum after the Expiration Date but will not retain any rights under the Registration Rights Agreement dated as of April 14, 1998 among the Company, the Subsidiary Guarantors (as defined therein) and the Placement Agents (as defined therein) (the "Registration Rights Agreement").

        The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after April 15, 2003. The Exchange Notes will be, and the Old Notes currently are, unsecured obligations of the Company ranking pari passu with all other unsecured and subordinated indebtedness of the Company. The Exchange Notes will be unconditionally guaranteed on a joint and several basis by four subsidiaries of the Company; CP Distribution Co., a Delaware corporation, CP Wholesale Co., a Delaware corporation, Jack in the Box, Inc., a New Jersey corporation and Foodmaker International Franchising, Inc., a Delaware corporation (collectively, the "Subsidiary Guarantors"). The Subsidiary Guarantors have no significant operations or any significant assets or liabilities on a consolidated basis, other than the guarantees of indebtedness of the Company. The Subsidiary Guarantee (as defined under "Description of the Notes") of each Subsidiary Guarantor will be subordinated to the prior payment in full of all Senior Indebtedness (as defined under "Description of the Notes") of the Subsidiary Guarantors on the same basis as the Notes are subordinated to Senior Indebtedness of the Company. The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable law.

        Based on no-action letters issued by the staff of the Securities and Exchange Commission (the "Commission") to third parties, the Company believes the Exchange Notes to be issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by a holder thereof (other than (i) a broker-dealer who acquires such Exchange Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act of 1933, as amended (the "Securities Act") or (ii) a person that is an affiliate of the Company (within the meaning of Rule 405 under the Securities Act)) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holder is acquiring the Exchange Notes in the ordinary course of such holder's business and is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes. Holders of Old Notes wishing to accept the Exchange Offer must represent to the Company that such conditions have been met. Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

        Prior to the Exchange Offer, there has been no public market for the Old Notes. The Company does not intend to list the Exchange Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance that an active market for the Exchange Notes will develop. To the extent that a market for the Exchange Notes develops, the market value of the Exchange Notes will depend on market conditions, the Company's financial condition and operating results and the market for similar securities. Such conditions might cause the Exchange Notes, to the extent that they are actively traded, to trade at a significant discount from the face value. See "Risk Factors -- Absence of Public Market."

        The Company will not receive any proceeds from the Exchange Offer. The Company has agreed to bear the expenses of the Exchange Offer. No underwriter is being used in connection with the Exchange Offer.

        THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF OLD NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

                              AVAILABLE INFORMATION
        The Company has filed with the Commission a registration statement on Form S-4 (herein, together with all amendments and exhibits, referred to as the "Registration statement" or the "Exchange Offer Registration Statement") under the Securities Act with respect to the Exchange Notes offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Exchange Notes offered hereby, reference is made to the Registration Statement. Any statements made in this Prospectus concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission.
        The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. The Registration Statement, the exhibits forming a part thereof and such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional offices of the Commission:
New York Regional office, Seven World Trade Center, 13th Floor, New York, New York 10048, and Chicago Regional Office, Citicorp Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60601. Copies of such material can be obtained from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains an Internet Web Site at http://www.sec.gov that contains reports and other information. The Company's Common Stock, $.01 par value per share, is listed on the New York Stock Exchange. Reports, proxy and informational statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST AS PROVIDED BELOW. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY FIVE BUSINESS DAYS PRIOR TO THE EXPIRATION DATE.

        The following reports have been filed by the Company with the Commission and are specifically incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the year ended September 28, 1997, (ii) the Company's Quarterly Reports on Form 10-Q for the 16 weeks ended January 18, 1998 and the 28 weeks ended April 12, 1998 and (iii) the Company's Current Reports on Form 8-K dated February 24, 1998 and February 25, 1998.

        All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Exchange Offer contemplated hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for all purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        The Company undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on written or oral request, a copy of any and all of the documents incorporated in this Prospectus by reference, other than exhibits to such documents not incorporated by reference therein. Requests for such copies should be directed to Treasurer, Foodmaker, Inc., 9330 Balboa Avenue, San Diego, California 92123, telephone: (619) 571-2121.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This Prospectus contains certain forward-looking statements and information relating to the Company that are based on the beliefs of management as well as assumptions made by and information currently available to management. Such forward-looking statements are principally contained in the sections "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and include, without limitation, the Company's expectation and estimates as to its business operations following the Exchange Offer, including but not limited to, future financial performance, including growth in net sales and earnings and cash flows from operations, the Company's expectations regarding its effective tax rate, its continuing investment in new restaurants and refurbishment of existing facilities, Year 2000 compliance and sources of liquidity. In addition, in those and other portions of this Prospectus, the words "anticipates," "believes," "estimates," "seeks," "expects," "plans," "intends" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company, with respect to future events and are subject to certain risks, uncertainties and assumptions, including the risk factors described in this Prospectus. The Company wishes to caution readers that forward-looking statements made by or on behalf of the Company are subject to known and unknown risks and uncertainties which may cause the Company's actual results to be materially different from future results expressed or implied by any forward-looking statements. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company provides the following cautionary statements which identify important factors that could cause the Company's actual results to differ materially from those expressed in any forward-looking statements. No inference should be drawn that the factors referred to below are the only factors which could give rise to such differences. In addition to factors discussed in this Prospectus under "Risk Factors," among the other factors that could cause the Company's results to differ materially are: the effectiveness and cost of advertising and promotional efforts; the degree of success of the Company's product offerings; weather conditions; difficulties in obtaining ingredients and variations in ingredient costs; the Company's ability to control operating, general and administrative costs and to raise prices sufficiently to offset cost increases; competitive products and pricing and promotions; the impact of any wide-spread negative publicity; the impact on consumer eating habits of new scientific information regarding diet, nutrition and health; competition for labor; general economic conditions; changes in consumer tastes and in travel and dining-out habits; the impact on operations and the costs to comply with laws and regulations and other activities of governing entities; the costs and other effects of legal claims by franchisees, customers, vendors and others, including settlement of those claims; and the effectiveness of management strategies and decisions. The Company does not intend to update these forward-looking statements.

                            ------------------------

        JACK IN THE BOX (R), Jumbo Jack(TM) and Sourdough Jack(TM) are trademarks and service marks of Foodmaker, Inc. All rights are fully reserved. All other trademarks and trade names appearing in this Prospectus are the property of their respective holders

                            ------------------------

        NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND THE ACCOMPANYING LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THIS PROSPECTUS, NOR THE ACCOMPANYING LETTER OF TRANSMITTAL, OR BOTH TOGETHER, NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. NEITHER THIS PROSPECTUS NOR THE ACCOMPANYING LETTER OF TRANSMITTAL, OR BOTH TOGETHER, CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.


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
                                TABLE OF CONTENTS

AVAILABLE INFORMATION....................................................................   4
SUMMARY .................................................................................   7
RISK FACTORS.............................................................................  16
THE EXCHANGE OFFER.......................................................................  22
USE OF PROCEEDS..........................................................................  30
CAPITALIZATION...........................................................................  31
SELECTED CONSOLIDATED FINANCIAL DATA.....................................................  32
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS....  34
BUSINESS ................................................................................  40
MANAGEMENT...............................................................................  48
DESCRIPTION OF THE NOTES.................................................................  51
DESCRIPTION OF CERTAIN INDEBTEDNESS......................................................  81
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS..................................  83
PLAN OF DISTRIBUTION.....................................................................  85
LEGAL MATTERS............................................................................  86
EXPERTS..................................................................................  86

                                     SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, including the consolidated financial statements and notes thereto, included elsewhere in this Prospectus or incorporated by reference herein. All references herein to "Foodmaker" or "the Company" refer to Foodmaker, Inc. and include its subsidiaries, unless the context otherwise requires. The Company's fiscal year is the 52- or 53-week period ending on the Sunday closest to September 30. For example, references to "fiscal 1997" refer to the 52-week period ended September 28, 1997. Each of fiscal years 1994 through 1997 was 52 weeks and fiscal 1993 was 53 weeks.

                                   THE COMPANY
        The Company owns, operates and franchises the JACK IN THE BOX quick-service hamburger restaurant chain. As of April 12, 1998, the JACK IN THE BOX system included 1,345 restaurants, of which 1,002 were Company-operated and 343 were franchised. In fiscal 1997, the Company generated revenues of $1.07 billion. JACK IN THE BOX restaurants are located primarily in the western United States with a leading market presence in each of the major markets they serve. Based on the number of units, JACK IN THE BOX is the third largest quick-service hamburger chain in each of California, Texas, Arizona and Washington, its major markets. Pro forma for the redemption of the Old Senior Subordinated Notes (as defined herein), the Company will have reduced its long-term indebtedness by approximately $200 million from the end of fiscal 1993 to $301.3 million as of April 12, 1998.
        JACK IN THE BOX restaurants offer a broad selection of distinctive, innovative products targeted at the adult fast-food consumer. JACK IN THE BOX seeks to differentiate its restaurants by focusing on product quality and innovation. The JACK IN THE BOX menu features a variety of hamburgers, specialty sandwiches, salads, Mexican food, finger foods and side items. The core of the JACK IN THE BOX menu is its hamburger products, which represent approximately 25% of sales, including its signature hamburgers, the Jumbo Jack, Ultimate Cheeseburger and Sourdough Jack. In addition, the Company has been a leader in new product innovation and offers such unique products as the Teriyaki Chicken Bowl and Chicken Fajita Pita. JACK IN THE BOX restaurants also offer value-priced product alternatives, known as "Jack's Value Menu," to compete against price-oriented competitors. The Company believes that its distinctive menu has been instrumental in developing brand loyalty and appealing to customers with a broader range of food preferences.

        The Company's operating strategy includes: (i) offering quality innovative products with high perceived value, (ii) providing fast and friendly customer service, (iii) maintaining a strong brand image, (iv) targeting an attractive demographic segment and (v) focusing on Company-operated restaurants. Beginning in 1994, the Company began a series of operating initiatives to improve food quality and guest service. These initiatives include product innovations and reformulations, improvements in food preparation and service methods and improved training and retention of employees. In addition, the Company launched its award-winning, irreverent advertising campaign featuring its fictional founder "Jack" which has been instrumental in delivering the message of product innovation, quality and value to customers. The Company believes its menu and marketing campaign appeal to a broad segment of the population, particularly its primary target market of men aged 18-34, the demographic group with the highest incidence of fast-food consumption. The Company operates approximately 74% of its restaurants, one of the highest percentages in the quick-service restaurant industry, which the Company believes enables it to implement its operating strategy and introduce product innovations consistently across the entire system better than other quick-service restaurant chains.

        The Company's principal executive offices are located at 9330 Balboa Avenue, San Diego, California 92123; telephone: (619) 571-2121.

                                BUSINESS STRATEGY

        The Company's business strategy is to (i) increase same store sales and profitability through the continued implementation of its successful operating strategy and (ii) capitalize on its strong brand name and proven operating strategy by developing new restaurants.

        Continue to Implement Successful Operating Strategy. The Company believes that its strategy of focusing on food quality and product innovation has allowed it to differentiate itself from competitors and increase its restaurant level margins to among the highest in the industry. The Company intends to continue to increase same store sales and profitability through improvements in food quality and guest service, product innovations and creative marketing. For example, the Company recently began remodeling its restaurant kitchens to allow for more efficient operations and to improve food quality and has recently introduced new and reformulated products, such as its successful improved french fries and real ice cream shakes. The Company has also begun to implement improved food preparation techniques, such as its assemble-to-order sandwich initiative, and to improve guest service with its new menu boards. The Company's new drive-thru menu boards feature an electronic order confirmation system that allows customers to read their order on an electronic screen, which the Company believes will reduce errors and increase customer satisfaction.

        Develop New Restaurants. The Company intends to capitalize on its strong brand name and proven operating strategy and achieve attractive returns on investment by developing new Company-operated restaurants and, to a lesser extent, franchised restaurants. The Company opened 75 new Company-operated restaurants in fiscal 1997 and intends to open and operate approximately 100 new restaurants in fiscal 1998 and in each of the next several years. Newly-opened restaurants typically have sales levels similar to existing restaurants. The Company believes that its brand is underpenetrated in many of its existing markets and intends to leverage media and food delivery costs by increasing its market penetration. In addition, the Company believes that it can further leverage the JACK IN THE BOX brand name by expanding to contiguous and selected high growth new markets. The Company has also begun opening a limited number of restaurants on nontraditional sites, such as adjacent to convenience stores and gas stations, and intends to continue to add nontraditional sites to increase its penetration of existing markets.

                               RECENT DEVELOPMENTS

        In September 1997, the Company redeemed $50.0 million of its 9-1/4% Senior Notes due 1999 (the "Senior Notes") with available cash (the "1997 Senior Notes Redemption"). The 1997 Senior Notes Redemption and a series of transactions described below (collectively, the "Refinancing" or "Refinancing Transactions") reduced the Company's indebtedness by approximately $95.2 million and interest expense by approximately $12.9 million from $40.4 million in fiscal 1997 to $27.5 million on a pro forma basis. As described in more detail below and under "Use of Proceeds," the Company funded the Refinancing Transactions principally from three sources: (i) available cash, (ii) proceeds of the Old Offering (defined below) and (iii) bank borrowings under the Credit Facility.

        - Old Notes Offering. The Company issued on April 14, 1998 an aggregate of $125 million principal amount of the Old Notes in an offering (the "Old Offering"), pursuant to a Placement Agreement, dated as of April 8, 1998, by and among the Company, CP Distribution Co., CP Wholesale Co., Foodmaker International Franchising, Inc., JACK IN THE BOX , Inc. (collectively, the "Subsidiary Guarantors"), and Morgan Stanley & Co. Incorporated, NationsBanc Montgomery Securities LLC, Salomon Brothers Inc and Jefferies & Company, Inc. (collectively, the "Placement Agents").

        - Credit Facility. On April 1, 1998, the Company entered into a revolving bank credit agreement, which provides for a credit facility (the "Credit Facility") expiring in 2003 of up to $175 million, including letters of credit of up to $25 million.

        - Redemption of Senior Notes. The Company redeemed $75 million of its Senior Notes on April 15, 1998 and the remaining $50 million on May 15, 1998.

        - Redemption of Old Senior Subordinated Notes. On June 1, 1998, the Company redeemed all $125 million of its 9-3/4% Senior Subordinated Notes due 2002 (the "Old Senior Subordinated Notes").

                               THE EXCHANGE OFFER

The Exchange Offer...........    Up to $125,000,000 aggregate principal amount of Exchange
                                 Notes are being offered in exchange for a like principal
                                 amount of Old Notes.  The terms of the Exchange Notes and the
                                 Old Notes are substantially identical.  Old Notes may be
                                 tendered for exchange in whole or in part in any integral
                                 multiple of $1,000.  The Company and the Subsidiary
                                 Guarantors are making the Exchange Offer in order to satisfy their obligations under the Registration Rights Agreement
                                 relating to the Old Notes.  For a description of the
                                 procedures for tendering the Old Notes, see "The Exchange
                                 Offer -- Procedures for Tendering Old Notes."

Expiration Date..............    5:00 p.m., New York City time, August 26, 1998, unless
                                 the Exchange Offer is extended by the Company (in which case the Expiration Date will be the latest date and time to which the Exchange Offer is extended).  See "The Exchange Offer --
                                 Terms of the Exchange Offer."

Conditions to the Exchange       The Exchange Offer is subject to certain customary
  Offer......................    conditions, certain of which may be waived by the Company in its sole discretion. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered. The
                                 Company reserves the right in its sole and absolute discretion, subject to applicable law, at any time and from time to time,
                                 (i) to delay the acceptance of the Old Notes for exchange, (ii)
                                 to terminate the Exchange Offer if certain specified conditions have not been satisfied, (iii) to extend the Expiration Date of the Exchange Offer and retain all Old Notes tendered pursuant to the Exchange Offer, subject, however, to the right of holders of Old Notes to withdraw their tendered Old Notes, or (iv) to waive any condition or otherwise amend the terms of the Exchange Offer in any respect. See "The Exchange Offer -- Terms of the Exchange
                                 Offer."

Withdrawal Rights............    Tenders of Old Notes may be withdrawn at any time on or prior to the Expiration Date by delivering a written notice of such withdrawal to the Exchange Agent in conformity with certain procedures set forth under "The Exchange Offer -- Withdrawal of Tenders."

Procedures for Tendering
  Old Notes..................    Tendering holders of Old Notes must complete and sign a
                                 Letter of Transmittal in accordance with the instructions
                                 contained therein and forward the same by mail, facsimile or hand delivery, together with any other required documents, to the Exchange Agent, either with the Old Notes to be tendered or in compliance with the specified procedures for guaranteed delivery of Old Notes. Certain brokers, dealers, commercial banks, trust companies and other nominees may also effect
                                 tenders by book-entry transfer. Holders of Old Notes
                                 registered in the name of a broker, dealer, commercial bank, trust company or other nominee are urged to contact such
                                 person promptly if they wish to tender Old Notes pursuant to the Exchange Offer. See "The Exchange Offer -- Procedures for
                                 Tendering Old Notes."

                                 Letters of Transmittal and certificates representing Old Notes should not be sent to the Company or the Subsidiary Guarantors.
                                 Such documents should be sent only to the Exchange Agent.

Acceptance of Old Notes and
 Delivery of Exchange Notes..    Upon effectiveness of the Registration
                                 Statement of which this Prospectus constitutes
                                 a part and consummation of the Exchange Offer,
                                 the Company will accept any and all Old Notes
                                 that are properly tendered in the Exchange
                                 Offer prior to 5:00p.m., New York City time,
                                 on the Expiration Date. The Exchange Notes
                                 issued pursuant to the Exchange Offer will
                                 be delivered promptly after acceptance of the
                                 Old Notes. See "The Exchange Offer--Terms of
                                 the Exchange Offer."

Resales of Exchange Notes....    The Company is making the Exchange Offer in reliance on the position of the staff of the Division of Corporation Finance of the Commission as set forth in certain interpretive
                                 letters addressed to third parties in other transactions.

                                 However, neither the Company nor the Subsidiary Guarantors has sought its own interpretive letter and there can be no assurance that the staff of the Division of Corporation Finance of the
                                 Commission would make a similar determination with respect to the
                                 Exchange Offer as it has in such interpretive letters to third parties. Based on these interpretations by the staff of the
                                 Division of Corporation Finance of the Commission, and subject to the two immediately following sentences, the Company and the
                                 Subsidiary Guarantors believe that Exchange Notes issued pursuant to this Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than a holder who is a broker-dealer) without further compliance with the registration and prospectus delivery requirements of the
                                 Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and that such holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities Act) of such Exchange Notes. However, any holder of
                                 Old Notes who is an "affiliate" of the Company or the Subsidiary
                                 Guarantors or who intends to participate in the Exchange Offer for the purpose of distributing the Exchange Notes, or any
                                 broker-dealer who purchased the Old Notes from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act, (a) will not be able to rely on the
                                 interpretations of the staff of the Division of Corporation Finance of the Commission set forth in the above-mentioned interpretive letters, (b) will not be permitted or entitled to tender such Old
                                 Notes in the Exchange Offer and (c) must comply with the
                                 registration and prospectus delivery requirements of the Securities
                                 Act in connection with any sale or other transfer of such Old Notes unless such sale is made pursuant to an exemption from such requirements. In addition, as described below, if any broker-dealer holds Old Notes acquired for its own account as a result of market-making or other trading activities and exchanges such Old
                                 Notes for Exchange Notes, then such broker-dealer must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such Exchange Notes. See "Plan of
                                 Distribution."

                                 Each holder of Old Notes who wishes to exchange Old Notes for
                                 Exchange Notes in the Exchange Offer will be required to represent that (i) it is not an "affiliate" of the Company, (ii) any Exchange
                                 Notes to be received by it are being acquired in the ordinary course of its business, (iii) it has no arrangement or
                                 understanding with any person to participate in a distribution
                                 (within the meaning of the Securities Act) of such Exchange Notes, and (iv) if such holder is not a broker-dealer, such holder is not engaged in, and does not intend to engage in, a distribution
                                 (within the meaning of the Securities Act) of such Exchange Notes.
                                 Each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes must acknowledge that such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities and must agree that it will deliver a prospectus in connection with any resale of such Exchange
                                 Notes. See "Plan of Distribution." The Letter of Transmittal states that, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an
                                 "underwriter" within the meaning of the Securities Act. Based on the position taken by the staff of the Division of Corporation
                                 Finance of the Commission in the interpretive letters referred to above, the Company and the Subsidiary Guarantors believe that
                                 Participating Broker-Dealers (as defined herein) who acquired Old
                                 Notes for their own accounts as a result of market-making
                                 activities or other trading activities may fulfill their prospectus delivery requirements with respect to the

                                 Exchange Notes received upon exchange of such Old Notes (other than
                                 Old Notes which represent an unsold allotment from the initial sale of the Old Notes) with a prospectus meeting the requirements of the
                                 Securities Act, which may be the prospectus prepared for an exchange offer so long as it contains a description of the plan of distribution with respect to the resale of such Exchange Notes. Accordingly, this
                                 Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer (as defined herein) in connection with resales of Exchange Notes received in exchange for Old
                                 Notes where such Old Notes were acquired by such Participating
                                 Broker-Dealer for its own account as a result of market-making or other trading activities, subject to certain provisions set forth in the Registration Rights Agreement and to the limitations described below under "The Exchange Offer -- Resales of Exchange Notes." Any
                                 Participating Broker-Dealer who is an "affiliate" of the Company may not rely on such interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities
                                 Act in connection with any resale transaction. See "The Exchange Offer
                                 -- Resales of Exchange Notes."

Exchange Agent...............    The exchange agent with respect to the Exchange Offer is
                                 First Union National Bank (the "Exchange Agent"). The addresses, and telephone and facsimile numbers, of the Exchange Agent are set forth in "The Exchange Offer -- Exchange Agent" and in the Letter
                                 of Transmittal.

Use of Proceeds..............    Neither the Company nor the Subsidiary Guarantors will
                                 receive any cash proceeds from the issuance of the Exchange Notes offered hereby. See "Use of Proceeds."

Certain United States Federal
  Income Tax Considerations..    Holders of Old Notes should review the information set forth under "Certain United States Federal Income Tax Considerations" prior to tendering Old Notes in the Exchange Offer.

                          TERMS OF THE EXCHANGE NOTES
        The Exchange Offer applies to an aggregate principal amount of $125,000,000 of the Old Notes. The form and terms of the Exchange Notes will be identical in all material respects to the form and terms of the Old Notes, except that (i) the Exchange Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, (ii) holders of the Exchange Notes will not be entitled to any liquidated damages and
(iii) holders of the Exchange Notes will not be, and upon consummation of the Exchange Offer, holders of the Old Notes will no longer be, entitled to certain rights under the Registration Rights Agreement intended for the holders of unregistered securities. The Exchange Notes will be obligations of the Company entitled to the benefits of the Indenture. See "Description of the Notes."

Exchange Notes Offered.......    $125 million aggregate principal amount of 8 3/8% Senior
                                 Subordinated Notes Due 2008.

Maturity.....................    April 15, 2008.

Interest.....................    Interest on the Exchange Notes is payable semi-annually in cash on April 15 and October 15 of each year, commencing
                                 October 15, 1998.  For a description of the requirement to offer to exchange the Exchange Notes and the possible effect on the interest rate, see "Description of the Notes-
                                 Registration Rights."

Optional Redemption..........    The Exchange Notes are redeemable, at the option of the Company, in whole or in part, at any time on or after April 15, 2003, initially at 104.188% of their principal amount, plus accrued interest, declining ratably to 100% of their principal amount, plus accrued interest, on or after April 15, 2006.

                                 In addition, at any time prior to April 15, 2001, the Company may redeem up to 35% of the principal amount of the Exchange Notes with the proceeds of one or more sales by the Company of its Capital
                                 Stock (other than Disqualified Stock), at any time or from time to time in part, at a redemption price (expressed as a percentage of principal amount) of 108.375%, plus accrued interest; provided that at least $81.25 million aggregate principal amount of Exchange
                                 Notes remains outstanding after each such redemption; and provided further, that such redemption occurs within 90 days of the date of the closing of each such sale of Capital Stock. See "Description of the Notes - Optional Redemption."

Change of Control............    Upon a Change of Control (as defined in "Description of the
                                 Notes - Certain Definitions"), each holder of Exchange Notes will have the right to require the Company to purchase such holder's Exchange
                                 Notes at a price of 101% of the principal amount thereof
                                 plus accrued interest, if any, to the date of purchase. There can be no assurance that the Company will have the financial resources necessary to purchase the Exchange Notes upon a Change of Control. See "Description of the
                                 Notes - Repurchase of Notes upon a Change of Control."

Subsidiary Guarantees........    The Exchange Notes will be guaranteed (the "Subsidiary Guarantees")
                                 on a senior subordinated basis by all of the Company's current and future Restricted Subsidiaries (the "Subsidiary Guarantors") which as of the Expiration Date will consist of all of the Company's subsidiaries other than the CRC Subsidiaries (as defined herein) and
                                 Foreign Subsidiaries (as defined herein). The Subsidiary Guarantees may be released under certain circumstances. See "Description of the
                                 Notes - Subsidiary Guarantees."

Ranking......................    The Exchange Notes will be unsecured, senior subordinated indebtedness of the Company and will be subordinated to all Senior Indebtedness of the Company, including borrowings under the Credit Facility. The
                                 Subsidiary Guarantees will be subordinated in right of payment to all existing and future Senior Indebtedness of the Subsidiary
                                 Guarantors, including guarantees of the Credit Facility. The Credit
                                 Facility provides the Company with $175 million of total borrowing availability, all of which would constitute Senior Indebtedness. At
                                 April 12, 1998, on a pro forma basis after giving effect to the Old
                                 Offering and the other Refinancing Transactions, the Company and the Subsidiary Guarantors would have had approximately $180.6 million of Senior Indebtedness, including approximately $80 million of borrowings under the Credit Facility. See "Risk Factors -
                                 Leverage."

Certain Covenants............    The Indenture contains certain covenants for the benefit of the holders of the Exchange Notes which, among other things, restrict the ability of the Company and its Restricted Subsidiaries to:
                                 incur additional indebtedness; pay dividends and make investments and other restricted payments; create restrictions on the ability of Restricted Subsidiaries to make certain payments; issue or sell stock of Restricted Subsidiaries; enter into transactions with affiliates; create liens; sell assets; and consolidate, merge, or sell all or substantially all of its assets. See "Description of the Notes."

Book Entry, Delivery
  and Form ..................    Exchange Notes originally sold in reliance on Rule 144A will be represented by one or more permanent Global Notes in definitive, fully registered form without interest coupons, deposited with the
                                 Trustee as custodian for, and registered in the name of, a nominee of DTC. Notes originally sold in offshore transactions in reliance on Regulation S under the Securities Act ("Regulation S") will be represented by one or more permanent Global Notes in definitive, fully registered form deposited with the Trustee as custodian for, and registered in the name of, a nominee of DTC, for the accounts of Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System ("Euroclear"); and Cedel Bank,
                                 societe anonyme ("Cedel Bank"). Institutional Accredited Investors that are not Qualified Institutional Buyers will receive
                                 certificates for the Exchange Notes owned by them, which cannot then be traded through the facilities of DTC, except in connection with a transfer to a Qualified Institutional Buyer or a transfer pursuant to Regulation S. See "Description of the Notes -
                                 Book Entry, Delivery and Form."

                                  RISK FACTORS

        For a discussion of certain factors that should be considered in evaluating an investment in the Notes, see "Risk Factors," beginning on page 16.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

        The following summary financial data of the Company for the 53 weeks ended October 3, 1993 and each of the four 52-week periods ended September 28, 1997 are extracted or derived from financial statements which have been audited by KPMG Peat Marwick LLP, independent auditors. The summary financial data of the Company for the 28 weeks ended April 12, 1998 and April 13, 1997 are extracted or derived from the unaudited Consolidated Financial Statements of the Company, and the notes thereto, included herein, which, in the opinion of the Company's management, include all adjustments necessary for a fair presentation of the financial position and results of operations for such periods. The summary financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto of the Company included elsewhere in this Prospectus. Results of operations for Chi-Chi's, Inc. ("Chi-Chi's") are included through January 27, 1994, when Chi-Chi's was sold. The Company's fiscal year is 52 or 53 weeks, ending the Sunday closest to September 30.

                                                                                     FISCAL YEAR
                                                   -------------------------------------------------------------------------------
                                                       1993             1994             1995             1996            1997
                                                   ------------     ------------     ------------     ------------    ------------
                                                                                (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Revenues(1) ....................................   $  1,240,727     $  1,053,326     $  1,018,716     $  1,062,822    $  1,071,742
Costs of revenues(2) ...........................      1,147,157          950,952          903,479          919,211         905,742
Equity in loss of FRI(3) .......................             --            2,108           57,188               --              --
Selling, general and administrative
   expenses(4) .................................        102,183           78,323           78,044           72,134          80,438
Interest expense ...............................         57,586           55,201           48,463           46,126          40,359
                                                   ------------     ------------     ------------     ------------    ------------
Earnings (loss) before income taxes
   (benefit), extraordinary item, and
   cumulative effect ...........................        (66,199)         (33,258)         (68,458)          25,351          45,203
   of changes in accounting principles
Income taxes (benefit) .........................        (22,071)           3,010              500            5,300           9,900
                                                   ------------     ------------     ------------     ------------    ------------
Earnings (loss) before extraordinary  item
   and cumulative effect of changes  in
   accounting principles .......................        (44,128)         (36,268)         (68,958)          20,051          35,303

Extraordinary item -- loss on early
   extinguishment of debt, net of income
   taxes .......................................             --           (3,302)              --               --          (1,252)

Cumulative effect on prior years of
   adopting SFAS 106 and SFAS 109 ..............        (53,980)              --               --               --              --
                                                   ------------     ------------     ------------     ------------    ------------
Net earnings (loss) ............................   $    (98,108)    $    (39,570)    $    (68,958)    $     20,051    $     34,051
                                                   ============     ============     ============     ============    ============

OTHER FINANCIAL DATA:
Pro forma interest expense(5) ..................                                                                      $     27,465
Ratio of earnings to fixed charges(6) ..........             --               --               --             1.3x            1.6x
Capital expenditures ...........................   $     46,269     $     92,037     $     27,033     $     33,232    $     59,660
JACK IN THE BOX RESTAURANT
   OPERATING AND OTHER DATA:
Restaurants open (at end of period):
  Company-operated restaurants .................            725              810              863              879             963
  Franchised and licensed restaurants ..........            447              414              389              391             360
                                                   ------------     ------------     ------------     ------------    ------------
        Total ..................................          1,172            1,224            1,252            1,270           1,323
                                                   ============     ============     ============     ============    ============
Percentage increase (decrease) in
   comparable Company-operated restaurant
   sales .......................................           (7.4)%            2.7%             3.5%             7.2%            6.5%

                                                                             28 WEEKS ENDED
                                                                          ---------------------
                                                                          4/13/97      4/12/98
                                                                          --------     --------
                                                                               (UNAUDITED)
INCOME STATEMENT DATA:
Revenues(1) ........................................................    $570,476     $653,683
Costs of revenues(2) ...............................................     485,206      514,053
Equity in loss of FRI(3) ...........................................          --           --
Selling, general and administrative
   expenses(4) .....................................................      43,030       52,803
Interest expense ...................................................      22,018       19,206
                                                                        --------     --------
Earnings (loss) before income taxes
   (benefit), extraordinary item, and
   cumulative effect ...............................................      20,222       67,621
   of changes in accounting principles
Income taxes (benefit) .............................................       4,500       21,600
                                                                        --------     --------
Earnings (loss) before extraordinary  item
   and cumulative effect of changes  in
   accounting principles ...........................................      15,722       46,021

Extraordinary item -- loss on early
   extinguishment of debt, net of income
   taxes ...........................................................          --           --


Cumulative effect on prior years of
   adopting SFAS 106 and SFAS 109 ..................................          --           --
                                                                        --------     --------
Net earnings (loss) ................................................    $ 15,722     $ 46,021
                                                                        ========     ========
OTHER FINANCIAL DATA:
Pro forma interest expense(5) ......................................                 $ 14,754
Ratio of earnings to fixed charges(6) ..............................        1.5x         2.9x
Capital expenditures ...............................................    $ 15,092     $ 27,953
JACK IN THE BOX RESTAURANT
   OPERATING AND OTHER DATA:
Restaurants open (at end of period):
  Company-operated restaurants .....................................         895        1,002
  Franchised and licensed restaurants ..............................         367          343
                                                                        --------     --------
        Total ......................................................       1,262        1,345
                                                                        ========     ========
Percentage increase (decrease) in
   comparable Company-operated restaurant
   sales ...........................................................         7.0%         2.4%

                                                           At April 12, 1998
                                                       -------------------------
                                                        Actual      Pro Forma(7)
                                                       --------     ------------
BALANCE SHEET DATA:
Current assets....................................     $157,195       $104,208
Current liabilities...............................      208,610        208,610
Total assets......................................      750,471        700,535
Long-term debt....................................      346,524        301,314
Stockholders' equity..............................      135,067        130,341

----------

(1) Includes the recognition of a $45.8 million Litigation Settlement in the 28 weeks ended April 12, 1998 as described in Note 4 to the Unaudited Consolidated Financial Statements of the Company.

(2) Reflects a provision of $44.5 million for the year ended October 3, 1993 to cover franchisee settlements and associated costs related to the outbreak of food-borne illness.

(3) Reflects the complete write-off of the Company's $57.2 million investment in Family Restaurants, Inc. ("FRI") for the year ended October 1, 1995. See Note 2 to the Consolidated Financial Statements for fiscal 1997 for information concerning the Company's prior ownership of Chi-Chi's and investment in FRI.

(4) Includes the recognition of an $8.0 million stockholders' lawsuit settlement for the year ended October 1, 1995.

(5) Reflects interest expense on the Notes and borrowings under the Credit Facility, amortization of debt issuance costs, and interest savings on the Senior Notes and Old Senior Subordinated Notes to be repaid with the proceeds from the Old Offering, as if the Refinancing Transactions had been consummated at the beginning of the periods presented and for the fiscal 1997 amount as if the 1997 Senior Note Redemption had been consummated at the beginning of the period. The interest rates on the Notes and the Credit Facility are 8 3/8% and 7%, respectively.

(6) For purposes of determining the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest on indebtedness, including amortization of debt issuance costs and debt discount, and that portion of operating lease expenses representative of the interest factor. The deficiency of earnings to fixed charges was $66.5 million, $34.0 million and $68.6 million in fiscal years 1993, 1994 and 1995, respectively. The deficiencies in 1993 and 1995 reflect the items described in footnotes (2), (3) and (4) above.

(7) Reflects (i) the issuance of the Old Notes, (ii) borrowings under the Credit Facility, (iii) redemption of the Senior Notes and the Old
      Senior Subordinated Notes and related redemption premiums, and (iv) fees and expenses of the Old Offering, as described in "Use of Proceeds" included elsewhere in this Prospectus.

                                  RISK FACTORS

        In evaluating an investment in the Exchange Notes, prospective purchasers should carefully consider the specific factors set forth below as well as the other information set forth in this Prospectus.

LEVERAGE
        The Company is highly leveraged. As of April 12, 1998, after giving pro forma effect to the Old Offering and the other Refinancing Transactions, the Company would have had total indebtedness of approximately $301.3 million, stockholders' equity of approximately $130.3 million and tangible net worth of $26.3 million. In addition, the Indenture and the Company's other debt instruments will permit the Company and its subsidiaries to incur certain additional indebtedness, including Senior Indebtedness, in the future. See "Capitalization" and "Description of the Notes -- Covenants -- Limitation on Indebtedness."
        The Company's ability to make scheduled payments of principal of, or to pay the interest on, or to refinance, its Indebtedness (including the Exchange Notes), or to fund planned capital expenditures will depend on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative and other factors that are beyond its control. Based upon the current level of operations and anticipated revenue growth, management believes that cash flows from operations and available cash, together with available borrowings under the Credit Facility, will be adequate to meet the Company's liquidity needs for the foreseeable future, although there can be no assurances thereof.

        The degree to which the Company is leveraged could have important consequences to holders of the Exchange Notes, including, but not limited to:
(i) limiting the Company's ability to satisfy its obligations with respect to the Exchange Notes, (ii) increasing the Company's vulnerability to general adverse economic and industry conditions, (iii) limiting the Company's ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements, (iv) requiring the dedication of a substantial portion of the Company's cash flow from operations to the payment of principal of, and interest on, its indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures or other general corporate purposes, (v) limiting the Company's flexibility in planning for, or reacting to, changes in its business and the industry, and (vi) placing the Company at a competitive disadvantage to less leveraged competitors.
        The Indenture and the instruments governing the Company's other indebtedness, including the Credit Facility, contain certain covenants limiting, among other things, the incurrence of additional indebtedness, the payment of dividends, the making of certain investments, the creation of liens and asset sales and certain mergers and consolidations. The degree of the Company's indebtedness and the restrictions included in the Company's debt instruments could impair the Company's ability to obtain additional financing, reduce the funds available to the Company for its operations, expose the Company to the risk of greater interest rates, place the Company at a relative competitive disadvantage and make the Company more vulnerable to changing economic conditions. See "Description of the Notes -- Certain Covenants" and
"Description of Certain Indebtedness."
SUBORDINATION

        The Exchange Notes will be subordinated in right of payment to all current and future Senior Indebtedness of the Company and the Subsidiary Guarantees will be subordinated in right of payment to all current and future Senior Indebtedness of the Subsidiary Guarantors. Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, the holders of Senior Indebtedness will be entitled to be paid in full in cash before any payment may be made with respect to the Exchange Notes. In addition, the subordination provisions of the Indenture will provide that payments with respect to the Exchange Notes will be blocked in the event of a payment default on Senior Indebtedness and may be blocked for up to 179 days each year in the event of certain non-payment defaults on Senior Indebtedness. In the event of a bankruptcy, liquidation or reorganization of the Company, holders of the Exchange Notes will participate ratably with all holders of subordinated indebtedness of the

Company that is deemed to be of the same class as the Exchange Notes, and potentially with all other general creditors of the Company, based upon the respective amounts owed to each holder or creditor, in the remaining assets of the Company. In any of the foregoing events, there can be no assurance that there would be sufficient assets to pay amounts due on the Exchange Notes.

        As of April 12, 1998, the aggregate amount of Senior Indebtedness of the Company and the Subsidiary Guarantors (including borrowings under the Credit Facility) was approximately $180.6 million, and approximately $88.5 million (after deducting outstanding letters of credit) would have been available for additional borrowing under the Credit Facility. The Indenture permits the incurrence of substantial additional indebtedness, including Senior Indebtedness, by the Company and its subsidiaries in the future. See "Description of Certain Indebtedness -- Credit Facility."

COMPETITION

        The restaurant industry is highly competitive with respect to price, service, location and food quality, and there are many well-established competitors. Certain of the Company's competitors have engaged in substantial price discounting in recent years and may continue to do so in the future. In addition, factors such as increased food, labor and benefits costs and the availability of experienced management and hourly employees may adversely affect the restaurant industry in general and the Company's restaurants in particular. Each JACK IN THE BOX restaurant competes directly and indirectly with a large number of national and regional restaurant chains as well as with locally-owned fast-food restaurants and coffee shops. In selling franchises, JACK IN THE BOX competes with many other restaurant franchisors, and some of its competitors have substantially greater financial resources and higher total sales volume. Any changes in these factors could adversely affect the profitability of the Company. See "Business -- Competition."

RISKS RELATED TO INCREASED LABOR COSTS

        The Company has a substantial number of employees who are paid wage rates at or slightly above the minimum wage. Recent legislation increasing the minimum wage has resulted in higher labor costs to the Company and its franchisees. As federal and/or state minimum wage rates increase, the Company may need to increase not only the wages of its minimum wage employees but also the wages paid to the employees at wage rates which are above minimum wage. The Company anticipates that increases in the minimum wage may be offset through pricing and other cost control efforts; however, there can be no assurance that the Company or its franchisees will be able to do so. In addition, various proposals which would require employers to provide health insurance for all of their employees are being considered from time to time in Congress and various states. The imposition of any requirement that the Company provide health insurance to all employees would have a material adverse impact on the consolidated operations and financial condition of the Company and the restaurant industry. See "Business -- Government Regulations."

RISKS RELATED TO THE FOOD SERVICE INDUSTRY

        Food service businesses are often affected by changes in consumer tastes, national, regional and local economic conditions and demographic trends. The performance of individual restaurants may be adversely affected by factors such as traffic patterns, demographics and the type, number and location of competing restaurants.

        Multi-unit food service businesses such as the Company's can also be materially and adversely affected by publicity resulting from poor food quality, illness, injury or other health concerns or operating issues stemming from one restaurant or a limited number of restaurants or from consumer concerns with respect to the nutritional value of certain food. In early 1993 the Company's business was severely disrupted as a result of an outbreak of food-borne illness attributed to hamburgers served in JACK IN THE BOX restaurants, principally in the state of Washington. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." To minimize the risk of any such occurrence in the future, the Company has implemented a comprehensive, restaurant-based Hazard Analysis & Critical Control Points system for managing food safety and quality. Nevertheless, the risk of food-borne illness cannot be completely eliminated. Any outbreak of such illness attributed to JACK IN THE BOX restaurants or within the food service industry or the perception of such outbreak could have a material adverse effect on the financial condition and results of operations of the Company.

        Dependence on frequent deliveries of fresh produce and groceries subjects food service businesses such as the Company's to the risk that shortages or interruptions in supply, caused by adverse weather or other conditions, could adversely affect the availability, quality and cost of ingredients. In addition, unfavorable trends or developments concerning factors such as inflation, increased food, labor and employee benefit costs (including increases in hourly wage and unemployment tax rates), increases in the number and locations of competing restaurants, regional weather conditions and the availability of experienced management and hourly employees may also adversely affect the food service industry in general and the Company's financial condition and results of operations in particular. Changes in economic conditions affecting the Company's customers could reduce traffic in some or all of the Company's restaurants or impose practical limits on pricing, either of which could have a material adverse effect on the Company's financial condition and results of operations. The continued success of the Company will depend in part on the ability of the Company's management to anticipate, identify and respond to changing conditions.

RELIANCE ON CERTAIN MARKETS

        The Company's business is regional, with approximately 75% of its Company-operated and franchised restaurants located in the states of California and Texas. The Company has been adversely affected from time to time by economic downturns experienced in its geographic markets, and future economic downturns in such regions could adversely affect the Company. The Company is also subject to other regional risks, including those related to or arising out of weather conditions and state and local government regulations. The occurrence of any of the events described above may have a material adverse effect on the Company's results of operations and financial condition and expansion program.

RISKS ASSOCIATED WITH GROWTH

        The Company's development plans will require the implementation of enhanced operational and financial systems and will require additional management, operation, and financial resources. For example, the Company will be required to recruit and train managers and other personnel for each new Company-owned restaurant as well as additional development and accounting personnel. There can be no assurance that the Company will be able to manage its expanding operations effectively. The failure to implement such systems and add such resources on a cost-effective basis could have a material adverse effect on the Company's results of operations and financial condition.

RISKS ASSOCIATED WITH DEVELOPMENT

        The Company intends to grow primarily by developing additional Company-owned restaurants. Development involves substantial risks, including the risk (i) that development costs will exceed budgeted or contracted amounts, (ii) of delays in completion of construction, (iii) of failing to obtain all necessary zoning and construction permits, (iv) of the inability to identify or the unavailability of suitable sites, both traditional and nontraditional, on acceptable leasing or purchase terms, (v) that developed properties will not achieve desired revenue or cash flow levels once opened, (vi) of competition for suitable development sites from competitors (some of which have greater financial resources than the Company), (vii) of incurring substantial unrecoverable costs in the event a development project is abandoned prior to completion, (viii) changes in governmental rules, regulations, and interpretations (including interpretations of the requirements of the Americans with Disabilities Act) and (ix) general economic and business conditions.

        Although the Company intends to manage its development to reduce such risks, there can be no assurance that present or future developments will perform in accordance with the Company's expectations. The Company plans to develop approximately 400-500 new restaurants over the next five years. There can be no assurance, however, that the Company will complete the development and construction of the facilities or that any such developments will be completed in a timely manner or within budget or that such restaurants will generate the

Company's expected returns on investment. The Company's inability to expand in accordance with its plans or to manage its growth could have a material adverse effect on its results of operations and financial condition.

RISKS RELATED TO GOVERNMENT REGULATIONS

        The restaurant industry is subject to extensive federal, state and local governmental regulations, including those relating to the preparation and sale of food and those relating to building and zoning requirements. The Company and its franchisees are also subject to laws governing their relationships with employees, including minimum wage requirements, overtime, working and safety conditions and citizenship requirements. See " -- Risks Related to Increased Labor Costs." The Company is also subject to federal regulation and certain state laws which govern the offer and sale of franchises. Many state franchise laws impose substantive requirements on franchise agreements, including limitations on noncompetition provisions and on provisions concerning the termination or nonrenewal of a franchise. Some states require that certain materials be registered before franchises can be offered or sold in that state. The failure to obtain or retain licenses or approvals to sell franchises could adversely affect the Company and its franchisees. Changes in government regulations could have a material adverse effect on the Company.

RISKS RELATED TO FRANCHISE OPERATIONS

        At April 12, 1998, the Company had 343 franchised JACK IN THE BOX restaurants. The opening and success of franchised restaurants depends on various factors, including the availability of suitable sites, the negotiation of acceptable lease or purchase terms for new locations, permitting and regulatory compliance, the ability to meet construction schedules and the financial and other capabilities of the Company's franchisees and developers. There can be no assurance that developers planning the opening of franchised restaurants will have the business abilities or sufficient access to financial resources necessary to open the restaurants required by their agreements. There can also be no assurances that franchisees will successfully operate their restaurants in a manner consistent with the Company's concept and standards.

        In addition, certain federal and state laws govern the Company's relationships with its franchisees. See " -- Risks Related to Government Regulations." In November 1996, an action was filed by the National JIB Franchisee Association, Inc. and several of the franchisees against the Company and others. See "Business -- Legal Proceedings."

DEPENDENCE ON KEY PERSONNEL

        The Company believes that its success will depend in part on the continuing services of its key executives, including Robert J. Nugent, President and Chief Executive Officer, Charles W. Duddles, Executive Vice President, Chief Financial Officer and Chief Administrative Officer and Kenneth R. Williams, Executive Vice President, Marketing and Operations, none of whom are employed pursuant to an employment agreement. The loss of the services of any of such executives could have a material adverse effect on the Company's business, and there can be no assurance that qualified replacements would be available. The Company's continued growth will also depend in part on its ability to attract and retain additional skilled management personnel.

ENVIRONMENTAL RISKS AND REGULATIONS

        As is the case with any owner or operator of real property, the Company is subject to a variety of federal, state and local governmental regulations relating to the use, storage, discharge, emission and disposal of hazardous materials. Failure to comply with environmental laws could result in the imposition of severe penalties or restrictions on operations by governmental agencies or courts of law which could adversely affect operations. The Company does not have environmental liability insurance, nor does it maintain a reserve, to cover such events. The Company has engaged and may engage in real estate development projects and owns or leases several parcels of real estate on which its restaurants are located. The Company is unaware of any significant environmental hazards on properties it owns or has owned, or operates or has operated. In the event of the determination of contamination on such properties, the Company, as owner or operator, can be held liable for severe penalties and costs of remediation. The

Company also operates motor vehicles and warehouses and handles various petroleum substances and hazardous substances but is not aware of any current material liability related thereto.

RISKS ASSOCIATED WITH YEAR 2000 COMPUTER COMPLIANCE

        The Company has made substantial progress to ensure that all hardware and software serving critical internal functions in Company-operated restaurants and in the Company's corporate offices will accurately handle data involving the transition of dates from 1999 to 2000. The Company has advised its franchisees that they are required to ensure that all computer hardware and software used in connection with franchised JACK IN THE BOX restaurants be "Year 2000 compliant" by December 31, 1999. The Company has urged vendors who supply significant amounts of vital supplies and services to the Company to develop and implement Year 2000 compliance plans. However, any failure on the part of the Company, its franchisees, or the Company's vendors to ensure compliance with Year 2000 requirements could have a material adverse effect on the financial condition and results of operations of the Company after January 1, 2000.

POSSIBLE INABILITY TO FUND A CHANGE OF CONTROL OFFER
        Upon a Change of Control, the Company will be required to offer to repurchase all outstanding Notes at 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. However, there can be no assurance that sufficient funds will be available at the time of any Change of Control to make any required repurchases of Exchange Notes tendered or that restrictions in the Credit Facility or other Senior Indebtedness will allow the Company to make such required repurchases. Notwithstanding these provisions, the Company could enter into certain transactions, including certain recapitalizations that would not constitute a Change of Control but would increase the amount of debt outstanding at such time. See "Description of the Notes -- Covenants -- Repurchase of Exchange Notes upon a Change of Control" and "Description of Certain Indebtedness -- Credit Facility."
EXPOSURE TO COMMODITY PRICING

        Although the Company may take hedging positions in certain commodities from time to time and opportunistically contract for some of these items in advance of a specific need, there can be no assurances that the Company will not be subject to the risk of substantial and sudden price increases, shortages or interruptions in supply of such items, which could have a material adverse effect on the Company.

FRAUDULENT CONVEYANCE

        Various fraudulent conveyance and similar laws have been enacted for the protection of creditors and may be utilized by a court of competent jurisdiction to avoid or limit the Subsidiary Guarantees. The requirements for establishing a fraudulent conveyance vary depending on the law of the jurisdiction that is being applied. Generally, if in a bankruptcy, reorganization or other judicial proceeding, a court were to find that (i) a guarantor incurred indebtedness in connection with the Exchange Notes (including the Subsidiary Guarantees) with the intent of hindering, delaying or defrauding current or future creditors of the guarantor, or (ii) the guarantor received less than reasonably equivalent value or fair consideration for incurring such indebtedness (including the Subsidiary Guarantees), and either (a) was insolvent at the time of the incurrence of such indebtedness (including the Subsidiary Guarantees), (b) was rendered insolvent by reason of incurring such indebtedness (including the Subsidiary Guarantees), (c) was at such time engaged or about to engage in a business or transaction for which its assets constituted unreasonably small capital or (d) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, such court could, with respect to the guarantor, declare void in whole or in part the obligations of such guarantor in connection with the Exchange Notes (including the Subsidiary Guarantees). Generally, an entity will be considered insolvent if the sum of its respective debts was greater than the fair saleable value of all of its property at a fair valuation or if the present fair saleable value of its assets is less than the amount that will be required to pay its probable liability on its existing debts, as they become absolute and mature.

ABSENCE OF PUBLIC MARKET

        There is no existing market for the Exchange Notes and, although the Exchange Notes are eligible for trading in PORTAL, there can be no assurance as to the liquidity of any markets that may develop for the Exchange Notes, the ability of holders of the Exchange Notes to sell their Exchange Notes, or the prices at which holders would be able to sell their Exchange Notes. The Company does not intend to list the Exchange Notes on any securities exchange or to seek approval for quotation through any automated quotation system. To the extent that a market for the Exchange Notes does develop, the market value of the Exchange Notes will depend on market conditions (such as yields on alternative investments), general economic conditions, the Company's financial condition and operating results and the market for similar securities. Such conditions might cause the Exchange Notes, to the extent they are actively traded, to trade at a significant discount from face value.

CONSEQUENCES OF FAILURE TO EXCHANGE

        Untendered Old Notes that are not exchanged for Exchange Notes pursuant to the Exchange Offer will remain subject to the existing restrictions on transfer of such Old Notes. Additionally, holders of any Old Notes not tendered in the Exchange Offer will not have any rights under the Registration Rights Agreement to cause the Company to register the Old Notes, and the interest rate on the Old Notes will remain at its initial rate of 8 3/8% per annum.

                               THE EXCHANGE OFFER

GENERAL

        In connection with the sale of the Old Notes, the Company entered into the Registration Rights Agreement, which requires the Company to file with the Commission a registration statement (the "Exchange Offer Registration Statement") under the Securities Act with respect to an issue of senior notes of the Company with terms identical to the Old Notes (except with respect to restrictions on transfer) and to use its best efforts to cause such registration statement to become effective under the Securities Act and, upon the effectiveness of such registration statement, to offer to the holders of the Old Notes the opportunity, for a period of at least 20 business days from the date the notice of the Exchange Offer is mailed to holders of the Old Notes, to exchange their Old Notes for a like principal amount of Exchange Notes (the "Exchange Dates"). The Exchange Offer is being made pursuant to the Registration Rights Agreement to satisfy the Company's obligations thereunder. The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer.

        Under existing interpretations of the staff of the Commission, the Exchange Notes would, in general, be freely transferable after the Exchange Offer without further registration under the Securities Act by holders thereof (other than (i) a broker-dealer who acquires such Exchange Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holders' business and such holders have no arrangements with any person to participate in the distribution of such Exchange Notes. Eligible holders wishing to accept the Exchange Offer must represent to the Company that such conditions have been met. Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

        In the event that applicable interpretations of the staff of the Commission would not permit the Company to effect the Exchange Offer or for any other reason the Exchange Offer is not consummated on or prior to October 15, 1998, the Company has agreed to use its best efforts to cause to become effective a shelf registration statement (the "Shelf Registration Statement") with respect to the resale of the Old Notes and to keep the Shelf Registration Statement effective until three years after the date of the initial sale of the Old Notes or until all the Old Notes covered by the Shelf Registration Statement have been sold pursuant to such Shelf Registration Statement.

TERMS OF THE EXCHANGE OFFER

        Each holder of Old Notes who wishes to exchange Old Notes for Exchange Notes in the Exchange Offer will be required to make certain representations, including that (i) it is neither an affiliate of the Company nor a broker-dealer tendering Old Notes acquired directly from the Company for its own account, (ii) any Exchange Notes to be received by it were acquired in the ordinary course of its business and (iii) at the time of commencement of the Exchange Offer, it has no arrangement with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes. In addition, in connection with any resales of Exchange Notes, any broker-dealer (a "Participating Broker-Dealer") who acquired Old Notes for its own account as a result of market-making activities or other trading activities must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes. The Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of an unsold allotment from the original sales of Old Notes) with the prospectus contained in the Exchange Offer Registration Statement. Under the Registration Rights Agreement, the Company is required to allow Participating Broker-Dealers (and other persons, if any, subject to similar prospectus delivery requirements) to use the prospectus contained in the Exchange Offer Registration Statement in connection with the resale of such Exchange Notes, provided, however, the Company shall not be required to amend or supplement such prospectus for a period exceeding 90 days after the last Exchange Date. The Company has also agreed that in the event that either the Exchange Offer is not consummated or a Shelf Registration Statement is not declared effective on or prior to October 15, 1998, the interest rate borne by the Old Notes will be increased by one-half of one percent (1/2%) per annum until the earlier of the consummation of the Exchange Offer or the effectiveness of the Shelf Registration Statement, as the case may be.

        In the event an exchange offer is consummated on or before October 15, 1998, the Company will not be required to file a Shelf Registration Statement to register any outstanding Old Notes, and the interest rate on such Old Notes will remain at its initial level of 8 3/8% per annum. The Exchange Offer shall be deemed to have been consummated upon the Company having exchanged, pursuant to the Exchange Offer, Exchange Notes for all Old Notes that have been properly tendered and not withdrawn by the Expiration Date. In such event, holders of Old Notes not participating in the Exchange Offer who are seeking liquidity in their investment would have to rely on exemptions to registration requirements under the securities laws, including the Securities Act.

        Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, the Company will accept all Old Notes validly tendered prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue $1,000 in principal amount of Exchange Notes (and any integral multiple thereof) in exchange for an equal principal amount of outstanding Old Notes tendered and accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer in any denomination of $1,000 or in integral multiples thereof.

        Based on no-action letters issued by the staff of the Commission to third parties, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement with any person to participate in the distribution of such Exchange Notes. Any holder of Old Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes cannot rely on such interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

        The form and terms of the Exchange Notes will be the same as the form and terms of the Old Notes except that the Exchange Notes will not bear legends restricting the transfer thereof. The Exchange Notes will evidence the same debt as the Old Notes. The Exchange Notes will be issued under and entitled to the benefits of the Indenture.

        As of the date of this Prospectus, $125,000,000 aggregate principal amount of the Old Notes are outstanding and there is one registered holder thereof. In connection with the issuance of the Old Notes, the Company arranged for the Old Notes to be eligible for trading in the Private Offering, Resale and Trading through Automated Linkages ("PORTAL") Market, the National Association of Securities Dealers' screen based, automated market trading of securities eligible for resale under Rule 144A and to be issued and transferable in book-entry form through the facilities of DTC. The Exchange Notes will also be issuable and transferable in book-entry form through DTC.

        Solely, for reasons of administration (is for no other purpose), the Company has fixed the close of business on July 17, 1998 as the record date (the "Record Date") for purposes of determining the persons to whom this Prospectus and the Letter of Transmittal will be mailed initially.

        The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. See " -- Exchange Agent." The Exchange Agent will act as agent for the tendering holders of Old Notes for the purpose of receiving Exchange Notes from the Company and delivering Exchange Notes to such holders.

        If any tendered Old Notes are not accepted for exchange because of an invalid tender or the occurrence of certain other events set forth herein, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

        Holders of Old Notes who tender in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See " -- Fees and Expenses."

        Holders of Old Notes do not have any appraisal or dissenters' rights in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the provisions of the Registration Rights Agreement and the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder. Old Notes that are not tendered for exchange in the Exchange Offer will remain outstanding and continue to accrue interest, but will not be entitled to any rights or benefits under the Registration Rights Agreement.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

        The term "Expiration Date" shall mean 5:00 p.m. New York City time, on August 26, 1998 unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date to which the Exchange Offer is extended.

        In order to extend the Expiration Date, the Company will notify the Exchange Agent of any extension by oral or written notice and will mail to the record holders of Old Notes an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcement may state that the Company is extending the Exchange Offer for a specified period of time.

        The Company reserves the right (i) to delay acceptance of any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer and to refuse to accept Old Notes not previously accepted, if any of the conditions set forth herein under "Termination" shall have occurred and shall not have been waived by the Company (if permitted to be waived by the Company), by giving oral or written notice of such delay, extension or termination to the Exchange Agent, and (ii) to amend the terms of the Exchange Offer in any manner deemed by it to be advantageous to the holders of the Old Notes. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the Old Notes of such amendment.

        Without limiting the manner in which the Company may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the Exchange Offer, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

INTEREST ON THE EXCHANGE NOTES

        The Exchange Notes will bear interest from the last Interest Payment Date on which interest was paid on the Old Notes, or if interest has not yet been paid on the Old Notes, from April 14, 1998. Such interest will be paid with the first interest payment on the Exchange Notes. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the Exchange Notes.

        The Exchange Notes will bear interest at a rate of 8 3/8% per annum. Interest on the Exchange Notes will be payable semi-annually, in arrears, on each Interest Payment Date following the consummation of the Exchange Offer. Untendered Old Notes that are not exchanged for Exchange Notes pursuant to the Exchange Offer will bear interest at a rate of 8 3/8% per annum after the Expiration Date.

PROCEDURES FOR TENDERING OLD NOTES

        To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Old Notes (unless the book-entry transfer procedures described below are used) and any other required documents, to the Exchange Agent for receipt prior to 5:00 p.m., New York City time, on the Expiration Date.

        Any financial institution that is a participant in DTC's Book-Entry Transfer Facility system may make book-entry delivery of the Old Notes by causing DTC to transfer such Old Notes into the Exchange Agent's account via the ATOP system in accordance with DTC's procedure for such transfer. Although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, the Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received or confirmed by the Exchange Agent at its addresses set forth in this Prospectus prior to 5:00 p.m., New York City time, on the Expiration Date. DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

        The tender by a holder of Old Notes will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

        Delivery of all documents must be made to the Exchange Agent at its address set forth herein. Holders may also request that their respective brokers, dealers, commercial banks, trust companies or nominees effect such tender for such holders.

        The method of delivery of Old Notes and the Letter of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery. No Letter of Transmittal should be sent to the Company.

        Only a holder of Old Notes may tender such Old Notes in the Exchange Offer. The term "holder" with respect to the Exchange Offer means any person in whose name Old Notes are registered on the books of the Company or any other person who has obtained a properly completed bond power from the registered holder or any person whose Old Notes are held of record by DTC who desires to deliver such Old Notes by book-entry transfer at DTC.

        Any beneficial holder whose Old Notes are registered in the name of such holder's broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on such holder's behalf. If such beneficial holder wishes to tender on such holder's own behalf, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering such holder's Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

        Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution") that is a participant in a recognized medallion signature guarantee program unless the Old Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution.

        If the Letter of Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by appropriate bond powers which authorize such person to tender the Old Notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the Old Notes.

        If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, submit evidence satisfactory to the Company of their authority to so act with the Letter of Transmittal.

        All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Old Notes nor shall any of them incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the Exchange Agent to the tendering holder of such Old Notes unless otherwise provided in the Letter of Transmittal as soon as practicable following the Expiration Date.

        In addition, the Company reserves the right in its sole discretion to
(a) purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date, or, as set forth under "Termination," to terminate the Exchange Offer and (b) to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the Exchange Offer.

GUARANTEED DELIVERY PROCEDURES

        Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available, or (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, or if such holder cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

        (a)    the tender is made through an Eligible Institution;

        (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder of the Old Notes, the certificate number or numbers of such Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby, and guaranteeing that, within three business days after the Expiration Date, the Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing the Old Notes (unless the book-entry transfer procedures are to be used) to be tendered in proper form for transfer and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

        (c) such properly completed and executed Letter of Transmittal (or facsimile thereof), together with the certificates) representing all tendered Old Notes in proper form for transfer (or confirmation of a book-entry transfer into the Exchange Agent's account at DTC of Old Notes delivered electronically) and all other documents required by the Letter of Transmittal are received by the Exchange Agent within three business days after the Expiration Date.

        Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

        Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

        To withdraw a tender of Old Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"),
(ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) be signed by the Depositor in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to permit the Trustee with respect to the Old Notes to register the transfer of such Old Notes into the name of the Depositor withdrawing the tender and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer, and no Exchange Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Any Old Notes that have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "Procedures for Tendering Old Notes" at any time prior to the Expiration Date.

TERMINATION

        Notwithstanding any other term of the Exchange Offer, the Company will not be required to accept for exchange, or exchange Exchange Notes for any Old Notes not theretofore accepted for exchange, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Old Notes if:
(i) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer, which, in the Company's judgment, might materially impair the Company's ability to proceed with the Exchange Offer or (ii) any law, statute, rule or regulation is proposed, adopted or enacted, or any existing law, statute, rule or regulation is interpreted by the staff of the Commission in a manner, which, in the Company's judgment, might materially impair the Company's ability to proceed with the Exchange Offer.

        If the Company determines that it may terminate the Exchange Offer, as set forth above, the Company may (i) refuse to accept any Old Notes and return any Old Notes that have been tendered to the holders thereof, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the expiration of the Exchange Offer, subject to the rights of such holders of tendered Old Notes to withdraw their tendered Old Notes, or (iii) waive such termination event with respect to the Exchange Offer and accept all properly tendered Old Notes that have not been withdrawn. If such waiver constitutes a material change in the Exchange Offer, the Company will disclose such change by means of a supplement to this Prospectus that will be distributed to each registered holder of Old Notes, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders of the Old Notes, if the Exchange Offer would otherwise expire during such period.

        Notwithstanding any other provisions of the Exchange Offer, and subject to its obligations pursuant to the Registration Rights Agreement, the Company shall not be required to accept for exchange, or to issue Exchange Notes in exchange for, any Old Notes, and may terminate or amend the Exchange Offer, if, at any time before the acceptance of such Exchange Notes for exchange, any of the following events shall occur:

        (i) any injunction, order or decree shall have been issued by any court or any governmental agency that would prohibit, prevent or otherwise materially impair the ability of the Company to proceed with the Exchange Offer; or

        (ii) the Exchange Offer will violate any applicable law or any applicable interpretation of the staff of the Commission.

        The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company in whole or in part at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

        In addition, the Company will not accept for exchange any Old Notes tendered, and no Exchange Notes will be issued in exchange for any such Old Notes, if at such time any stop order is threatened by the Commission or in effect with respect to the Registration Statement of which this Prospectus is a part or with respect to the qualification of the Indenture under the Trust Indenture Act of 1939, as amended.

        The Exchange Offer is not conditioned on any minimum principal amount of Old Notes being tendered for exchange.

EXCHANGE AGENT

        First Union National Bank has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance and requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent addressed as follows:

      BY MAIL OR OVERNIGHT COURIER:                      BY HAND:
       First Union National Bank                 First Union National Bank
     1525 West W.T. Harris Boulevard            40 Broad Street, 5th Floor
     Charlotte, North Carolina 28288             New York, New York 10004
    Attention: Reorg. Dept. 3C3-NC1153           Attention: Keith Williams

     Telephone number: (704) 590-7408
  Facsimile transmission: (704) 590-7628

FEES AND EXPENSES

        The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by the Company. The principal solicitation for tenders pursuant to the Exchange Offer is being made by mail. Additional solicitations may be made by officers and regular employees of the Company and its affiliates in person, by telegraph or by telephone.

        The Company will not make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable customary fees for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. The Company may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus, Letters of Transmittal and related documents to the beneficial owners of the Old Notes and in handling or forwarding tenders for exchange.

        The expenses to be incurred in connection with the Exchange Offer, including fees and expenses of the Exchange Agent and Trustee and accounting and legal fees, will be paid by the Company.

        The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, certificates representing Exchange Notes or Old Notes not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

ACCOUNTING TREATMENT

        The Exchange Notes will be recorded at the same carrying value as the Old Notes, which is face value, as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by the Company upon the consummation of the Exchange Offer. The expenses of the Exchange Offer will be amortized by the Company over the term of the Exchange Notes under generally accepted accounting principles.

                                 USE OF PROCEEDS

        The Company will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. In consideration for issuing the Exchange Notes as contemplated in this Prospectus, the Company will receive in exchange the Old Notes in like principal amount, the terms of which are identical to the Exchange Notes. The Old Notes surrendered in exchange for the Exchange Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any increase in the indebtedness of the Company.
        The gross proceeds received by the Company from the sale of the Old Notes was approximately $125 million before deducting commissions and estimated expenses. The proceeds were used to fund the redemption of the Senior Notes, the Old Senior Subordinated Notes and the other Refinancing Transactions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Certain Indebtedness." The following table sets forth the Company's approximate sources and uses of funds for the Refinancing.

                                                                   Amount
                                                               --------------
                                                               (in thousands)
SOURCES OF FUNDS:
  Old Notes .................................................     $124,790
  Credit Facility ...........................................       80,000
  Cash and cash equivalents .................................       55,210
                                                                  --------
                                                                  $260,000
USES OF FUNDS:
  Redemption of Senior Notes ................................     $125,000
  Redemption premium on Senior Notes ........................        1,651
  Redemption of Old Senior
    Subordinated Notes ......................................      125,000
  Redemption premium on Old Senior
    Subordinated Notes ......................................        3,048
  Fees and expenses .........................................        5,301
                                                                  --------
                                                                  $260,000
                                                                  ========

                                 CAPITALIZATION

        The following table sets forth the unaudited consolidated cash and cash equivalents and capitalization of the Company at April 12, 1998 on a pro forma basis to give effect to the use of proceeds of the Old Offering and the other Refinancing Transactions. The table should be read in conjunction with "Recent Developments," "Use of Proceeds" and "Description of Certain Indebtedness" and the consolidated financial statements of the Company and related notes thereto included elsewhere in this Prospectus.

                                                          AT APRIL 12, 1998
                                                      -------------------------
                                                        ACTUAL        PRO FORMA
                                                      ----------     ----------
                                                             (UNAUDITED)
                                                            (IN THOUSANDS)
Cash and cash equivalents(1) .....................    $   81,590     $   26,380
                                                      ==========     ==========
Long-term debt:
  Credit Facility(2) .............................    $       --     $   80,000
  Senior Notes ...................................       125,000             --
  Old Senior Subordinated Notes ..................       125,000             --
  Old Notes ......................................            --        124,790
  Financing lease obligations ....................        68,032         68,032
  Capitalized lease obligations ..................        12,282         12,282
  Other ..........................................        17,757         17,757
  Less: Current portion ..........................        (1,547)        (1,547)
                                                      ----------     ----------
     Total long-term debt ........................       346,524        301,314
                                                      ----------     ----------
Total stockholders' equity (3) ...................       135,067        130,341
                                                      ----------     ----------
Total capitalization .............................    $  481,591     $  431,655
                                                      ==========     ==========

----------

(1) The Company funded a portion of the Refinancing Transactions with approximately $55 million of available cash.

(2) On April 1, 1998, the Company entered into the Credit Facility which provides for borrowings of up to $175 million. As adjusted for the Refinancing, the Company would have had $88.5 million, after deducting outstanding letters of credit, available under the Credit Facility.

(3) Total stockholders' equity reflects an extraordinary charge of approximately $7.0 million, less income tax benefit of $2.3 million, for early extinguishment of debt consisting of $4.7 million of premiums associated with the redemption of the Senior Notes and Old Senior Subordinated Notes, and the associated write-off of $2.3 million of unamortized deferred finance costs related to the early extinguishment of such indebtedness.

                      SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected financial data of the Company for the 53 weeks ended October 3, 1993 and each of the four 52-week periods ended September 28, 1997 are extracted or derived from financial statements which have been audited by KPMG Peat Marwick LLP, independent auditors. The selected financial data of the Company for the 28 weeks ended April 12, 1998 and April 13, 1997 are extracted or derived from the unaudited Consolidated Financial Statements of the Company, and the notes thereto, included herein, which, in the opinion of the Company's management, include all adjustments necessary for a fair presentation of the financial position and results of operations for such periods. The summary financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto of the Company included elsewhere in this Memorandum. Results of operations for Chi-Chi's are included through January 27, 1994, when Chi-Chi's was sold. The Company's fiscal year is 52 or 53 weeks, ending the Sunday closest to September 30.

                                                                                    FISCAL YEAR
                                                  -------------------------------------------------------------------------------
                                                      1993             1994             1995             1996            1997
                                                  ------------     ------------     ------------     ------------    ------------
                                                                                (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Revenues(1) ...................................   $  1,240,727     $  1,053,326     $  1,018,716     $  1,062,822    $  1,071,742
Costs of revenues(2) ..........................      1,147,157          950,952          903,479          919,211         905,742
Equity in loss of FRI(3) ......................             --            2,108           57,188               --              --
Selling, general and administrative
   expenses(4) ................................        102,183           78,323           78,044           72,134          80,438
Interest expense ..............................         57,586           55,201           48,463           46,126          40,359
                                                  ------------     ------------     ------------     ------------    ------------
Earnings (loss) before income taxes
   (benefit), extraordinary item, and
   cumulative effect of changes in ............        (66,199)         (33,258)         (68,458)          25,351          45,203
   accounting principles
Income taxes (benefit) ........................        (22,071)           3,010              500            5,300           9,900
                                                  ------------     ------------     ------------     ------------    ------------
Earnings (loss) before extraordinary item
   and cumulative effect of changes in
   accounting principles ......................        (44,128)         (36,268)         (68,958)          20,051          35,303
Extraordinary item -- loss on early
   extinguishment of debt, net of income
   taxes ......................................             --           (3,302)              --               --          (1,252)

Cumulative effect on prior years of
   adopting SFAS 106 and SFAS 109 .............        (53,980)              --               --               --              --
                                                  ------------     ------------     ------------     ------------    ------------
Net earnings (loss) ...........................   $    (98,108)    $    (39,570)    $    (68,958)    $     20,051    $     34,051
                                                  ============     ============     ============     ============    ============
Earnings (loss) per share before
   extraordinary item and cumulative effect
   of changes in accounting principles(5):
   Basic ......................................   $      (1.16)    $      (0.94)    $      (1.78)    $       0.52    $       0.91
   Diluted ....................................   $      (1.16)    $      (0.94)    $      (1.78)    $       0.51    $       0.89
OTHER FINANCIAL DATA:
Pro forma interest expense(6) .................                                                                      $     27,465
Ratio of earnings to fixed charges(7) .........             --               --               --             1.3x            1.6x
Capital expenditures ..........................   $     46,269     $     92,037     $     27,033     $     33,232    $     59,660
JACK IN THE BOX  RESTAURANT
   OPERATING AND OTHER DATA:
Restaurants open (at end of period):
  Company-operated restaurants ................            725              810              863              879             963
  Franchised and licensed restaurants .........            447              414              389              391             360
                                                  ------------     ------------     ------------     ------------    ------------
        Total .................................          1,172            1,224            1,252            1,270           1,323
                                                  ============     ============     ============     ============    ============
Percentage increase (decrease) in
   comparable Company-operated restaurant .....           (7.4)%            2.7%             3.5%             7.2%            6.5%
   sales

                                                                            28 WEEKS ENDED
                                                                        ---------------------
                                                                         4/13/97      4/12/98
                                                                        --------     --------
                                                                              (UNAUDITED)
INCOME STATEMENT DATA:
Revenues(1) ........................................................    $570,476     $653,683
Costs of revenues(2) ...............................................     485,206      514,053
Equity in loss of FRI(3) ...........................................          --           --
Selling, general and administrative
   expenses(4) .....................................................      43,030       52,803
Interest expense ...................................................      22,018       19,206
                                                                        --------     --------
Earnings (loss) before income taxes
   (benefit), extraordinary item, and
   cumulative effect of changes in .................................      20,222       67,621
   accounting principles
Income taxes (benefit) .............................................       4,500       21,600
                                                                        --------     --------
Earnings (loss) before extraordinary  item
   and cumulative effect of changes  in
   accounting principles ...........................................      15,722       46,021
Extraordinary item -- loss on early
   extinguishment of debt, net of income
   taxes ...........................................................          --           --

Cumulative effect on prior years of
   adopting SFAS 106 and SFAS 109 ..................................          --           --
                                                                        --------     --------
Net earnings (loss) ................................................    $ 15,722     $ 46,021
                                                                        ========     ========

                                                                            28 WEEKS ENDED
                                                                        ---------------------
                                                                         4/13/97      4/12/98
                                                                        --------     --------
                                                                              (UNAUDITED)
                                                                        (DOLLARS IN THOUSANDS)
Earnings (loss) per share before
   extraordinary item and cumulative effect
   of changes in accounting principles(5):
   Basic ...........................................................    $   0.40     $   1.17
   Diluted .........................................................    $   0.40     $   1.14
OTHER FINANCIAL DATA:
Pro forma interest expense(6) ......................................                 $ 14,754
Ratio of earnings to fixed charges(7) ..............................        1.5x         2.9x
Capital expenditures ...............................................    $ 15,092     $ 27,953
JACK IN THE BOX  RESTAURANT
   OPERATING AND OTHER DATA:
Restaurants open (at end of period):
  Company-operated restaurants .....................................         895        1,002
  Franchised and licensed restaurants ..............................         367          343
                                                                        --------     --------
        Total ......................................................       1,262        1,345
                                                                        ========     ========
Percentage increase (decrease) in
   comparable Company-operated restaurant ..........................         7.0%         2.4%
   sales


                                                                                 FISCAL YEAR                                  AT
                                                      ----------------------------------------------------------------     APRIL 12,
                                                        1993          1994          1995          1996          1997         1998
                                                      --------      --------      --------      --------      --------     ---------
BALANCE SHEET DATA (AT END OF PERIOD):
Current assets .................................      $ 93,534      $107,486      $ 97,889      $ 96,476      $100,162     $157,195
Current liabilities ............................       202,194       140,238       132,017       147,063       193,213      208,610
Total assets ...................................       897,280       740,285       662,674       653,638       681,758      750,471
Long-term debt .................................       500,460       447,822       440,219       396,340       346,191      346,524
Stockholders' equity ...........................       139,132       100,051        31,253        51,384        87,879      135,067

----------

(1) Includes the recognition of a $45.8 million Litigation Settlement in the 28 weeks ended April 12, 1998 as described in Note 4 to the Unaudited Consolidated Financial Statements of the Company.

(2) Reflects a provision of $44.5 million for the year ended October 3, 1993 to cover franchisee settlements and associated costs related to the outbreak of food-borne illness.

(3) Reflects the complete write-off of the Company's $57.2 million investment in FRI for the year ended October 1, 1995. See Note 2 to the Consolidated Financial Statements for fiscal 1997 for information concerning the Company's prior ownership of Chi-Chi's and investment in FRI.

(4) Includes the recognition of an $8.0 million stockholders' lawsuit settlement for the year ended October 1, 1995.

(5) Restated to conform with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share, issued by the Financial Accounting Standards Board ("FASB") and adopted by the Company beginning with its quarter ended January 18, 1998.

(6) Reflects interest expense on the Notes and borrowings under the Credit Facility, amortization of debt issuance costs, and interest savings on the Senior Notes and Old Senior Subordinated Notes to be repaid with the proceeds from the Old Offering, as if the Refinancing Transactions had been consummated at the beginning of the periods presented and for the fiscal 1997 amount as if the 1997 Senior Note Redemption had been consummated at the beginning of the period. The interest rates on the Notes and the Credit Facility are 8 3/8% and 7%, respectively.

(7) For purposes of determining the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest on indebtedness, including amortization of debt issuance costs and debt discount, and that portion of operating lease expenses representative of the interest factor. The deficiency of earnings to fixed charges was $66.5 million, $34.0 million and $68.6 million in fiscal years 1993, 1994 and 1995, respectively. The deficiencies in 1993 and 1995 reflect the unusual items described in footnotes (2), (3) and (4) above.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with the "Selected Consolidated Financial Data" and the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Memorandum.

OVERVIEW

        The Company owns, operates and franchises the JACK IN THE BOX quick-service hamburger restaurant chain. As of April 12, 1998, the JACK IN THE BOX system included 1,345 restaurants, of which 1,002 were Company-operated and 343 were franchised. In fiscal 1997, the Company generated revenues of $1.07 billion. JACK IN THE BOX restaurants are located primarily in the western United States with a leading market presence in each of the major markets they serve. Based on the number of units, JACK IN THE BOX is the third largest quick-service hamburger chain in each of California, Texas, Arizona and Washington, its major markets. Pro forma for the redemption of the Old Senior Subordinated Notes (as defined herein), the Company will have reduced its long-term indebtedness by approximately $200 million from the end of fiscal 1993 to $301.3 million as of April 12, 1998.

        JACK IN THE BOX restaurants offer a broad selection of distinctive, innovative products targeted at the adult fast-food consumer. JACK IN THE BOX seeks to differentiate its restaurants by focusing on product quality and innovation. The JACK IN THE BOX menu features a variety of hamburgers, specialty sandwiches, salads, Mexican food, finger foods and side items. The core of the JACK IN THE BOX menu is its hamburger products, which represent approximately 25% of sales, including its signature hamburgers, the Jumbo Jack, Ultimate Cheeseburger and Sourdough Jack. In addition, the Company has been a leader in new product innovation and offers such unique products as the Teriyaki Chicken Bowl and Chicken Fajita Pita. JACK IN THE BOX restaurants also offer value-priced product alternatives, known as "Jack's Value Menu", to compete against price-oriented competitors. The Company believes that its distinctive menu has been instrumental in developing brand loyalty and appealing to customers with a broader range of food preferences.

RESULTS OF OPERATIONS

  TWELVE AND TWENTY-EIGHT WEEK PERIODS ENDED APRIL 12, 1998 AND APRIL 13, 1997

        All comparisons under this heading between 1998 and 1997 refer to the 12-week and 28-week periods ended April 12, 1998 and April 13, 1997, respectively, unless otherwise indicated.

        Restaurant sales increased $25.7 million and $59.8 million, respectively, to $249.5 million and $574.8 million in 1998 from $223.8 million and $515.0 million in 1997, as both the number of Company-operated restaurants and per store average sales increased from a year ago. The average number of Company-operated restaurants for the 28-week period increased to 975 in 1998 from 886 in 1997, through the addition of new units and the acquisition of restaurants from franchisees. Per store average ("PSA") sales for comparable restaurants, which are calculated for only those restaurants open for all periods being compared, increased 2.0% and 2.4%, respectively, in 1998 compared to the same periods in 1997. PSA sales improved due to increases in both the number of transactions and the average transaction amounts. Restaurant sales improvements are attributed to the Company's two-tier marketing strategy featuring both premium sandwiches and value-priced alternatives, as well as to a popular brand-building advertising campaign that features the Company's fictional founder, "Jack".

        Distribution sales of food and supplies declined $8.8 million and $22.6 million, respectively, to $5.5 million and $12.3 million in 1998 from $14.3 million and $34.9 million in 1997. A distribution contract with Chi-Chi's, Inc. ("Chi-Chi's") was not renewed when it expired in May 1997; sales to Chi-Chi's restaurants were $12.5 million and $30.1 million, respectively, in 1997. Because distribution is a low-margin business, the loss of distribution revenues did not have a material impact on the results of operations or financial condition of the Company. Distribution sales to franchisees and others increased $3.7 million and $7.5 million, respectively, to $5.5 million and $12.3 million in 1998 from $1.8 million and $4.8 million in 1997.

        Franchise rents and royalties were consistent with a year ago at $8.0 million in the 12-week period. There was a slight increase in the 28-week period to $19.0 million in 1998 from $18.7 million in 1997. The Company receives rents and royalties averaging approximately 10% of sales at franchise-operated restaurants.

        In 1998, other revenues, typically interest income from investments and notes receivable, also include the net Litigation Settlement of $45.8 million as described in "Business -- Legal Proceedings". Excluding this unusual item, other revenues in 1998 were $1.0 million in the 12-week period and $1.8 million in the 28-week period and varied only slightly from the $.9 million and $1.9 million in the comparable 1997 periods.

        Restaurant costs of sales, which include food and packaging costs, increased with restaurant sales growth and the addition of Company-operated restaurants to $80.6 million and $187.3 million, respectively, in 1998 from $74.6 million and $172.8 million in 1997. As a percent of restaurant sales, restaurant costs of sales declined to 32.3% and 32.6%, respectively, in 1998 from 33.3% and 33.5% in 1997 primarily due to favorable ingredient costs, principally beef, pork and cheese, offset partially by increased produce costs.

        Restaurant operating costs increased principally with restaurant sales growth and the addition of Company-operated restaurants to $132.4 million and $302.4 million, respectively, in 1998 from $115.4 million and $265.7 million in 1997. As a percent of restaurant sales, such costs increased to 53.1% and 52.6%, respectively, in 1998 from 51.6% in both periods in 1997 primarily reflecting higher labor costs due to increases in the minimum wage and other operations administrative costs.

        Costs of distribution sales decreased to $5.4 million and $11.9 million, respectively, in 1998 from $14.3 million and $34.7 million in 1997 reflecting the decline in distribution sales. Costs of distribution sales for the 28-week period decreased as a percent of sales to 96.9% in 1998 from 99.4% in 1997, primarily due to the loss of the lower margin Chi-Chi's distribution business. In 1997 costs of distribution sales include $.4 million in expenses related to the closure of a distribution center which had been used primarily to distribute to Chi-Chi's.

        Franchised restaurant costs, which include rents and depreciation on properties leased to franchisees and other miscellaneous costs, were flat year to year at $5.5 million in the 12-week periods in 1998 and 1997. Costs increased slightly in the 28-week period to $12.5 million in 1998 from $12.0 million in 1997 reflecting higher international franchise-related legal expense.

        Selling, general and administrative expenses increased $8.3 million and $9.8 million, respectively, to $27.4 million and $52.8 million in 1998 from $19.1 million and $43.0 million in 1997. The increases were primarily caused by a non-cash charge of approximately $8 million principally resulting from the write-down of underperforming restaurants and asset write-offs associated with customer service enhancements. Advertising and local promotion costs, which were maintained at 5.3% and 5.4% in the 1998 and 1997 periods, respectively, increased with the higher restaurant sales. The Company received from suppliers cooperative advertising funds of approximately .5% of restaurant sales in each period. General, administrative and other expenses, excluding the write-offs, declined to 2.7% and 2.8% of revenues, excluding the Litigation Settlement, in 1998 from 3.3% and 3.1%, respectively, in 1997 primarily due to a decrease in legal costs and the increase in revenues.

        Interest expense declined $1.2 million and $2.8 million, respectively, to $8.2 million and $19.2 million in 1998 from $9.4 million and $22.0 million in 1997, principally due to a reduction in total debt outstanding. In September 1997, the Company repaid $50 million of the Senior Notes.

        The 1998 tax provision reflects the expected annual tax rate of 32% of earnings before income taxes. The income tax provision for 1997 was 22% of pretax earnings. The low effective income tax rates in each year result from the Company's ability to realize previously unrecognized tax benefits. The Company cannot determine the actual 1998 annual effective tax rate until the end of the fiscal year, thus the rate could differ from expectations.

        Net earnings in the 12-week period increased $27.6 million or $.68 per share on a diluted basis, to $34.3 million, or $.85 per share, from $6.7 million, or $.17 per share. Net earnings in the 28-week period improved $30.3 million to $46.0 million, or $1.14 per share, in 1998 from $15.7 million, or $.40 per share, in 1997. These increases include approximately $25.6 million, after income taxes, of unusual net earnings resulting from the Litigation Settlement offset by the aforementioned write-offs. Excluding these unusual items, earnings in 1998 were $8.7 million, or $.22 per share on a diluted basis, and $20.4 million, or $.51 per share, respectively. The increases in these earnings compared to similar periods in 1997 reflect the impact of sales growth and lower interest expense, offset by the higher effective tax rate in 1998.

     YEARS ENDED SEPTEMBER 28, 1997, SEPTEMBER 29, 1996 AND OCTOBER 1, 1995

        All comparisons under this heading between 1997, 1996 and 1995 refer to the 52-week periods ended September 28, 1997, September 29, 1996 and October 1, 1995, respectively, unless otherwise indicated.

        Company-operated restaurant sales were $986.6 million, $892.0 million and $804.1 million in 1997, 1996 and 1995, respectively. The sales improvements from the prior year of $94.6 million, or 10.6%, in 1997 and $87.9 million, or 10.9%, in 1996 reflect increases in both PSA sales and in the average number of Company-operated restaurants. PSA sales for comparable restaurants increased 6.5% in 1997 and 7.2% in 1996 compared to the respective prior year. Sales also improved as a result of the increase in the average number of Company-operated restaurants which grew to 900 in 1997 from 868 in 1996 and 839 in 1995. Sales continued to improve under the Company's two-tier marketing strategy featuring premium sandwiches, such as the Sourdough Jack and Spicy Crispy Chicken sandwiches, and value-priced product alternatives from "Jack's Value Menu." The strategy recognizes that value pricing is an ongoing part of the quick-serve industry's competitive environment. At the same time, the Company continues to build its brand through a popular advertising campaign that features its fictional founder, "Jack." The Company believes this brand-building effort will continue to attract customers to JACK IN THE BOX restaurants for its distinctive food.

        Distribution sales of food and supplies were $45.2 million, $132.4 million and $179.7 million in 1997, 1996 and 1995, respectively. The decline in distribution sales is a result of two factors. In 1996 JACK IN THE BOX franchisees formed a purchasing cooperative and contracted with another supplier for distribution services. Most franchisees elected to participate in the cooperative, resulting in sales to franchisees declining to $9.8 million in 1997 from $67.3 million in 1996 and $98.6 million in 1995. In addition, the distribution contract with Chi-Chi's was not renewed when it expired in May 1997. Distribution sales to Chi-Chi's and others declined to $35.4 million in 1997 from $65.1 million in 1996 and $81.1 million in 1995. Ongoing distribution sales, which relate principally to franchisees who continue to use Foodmaker distribution services, are expected to be approximately $4 million per quarter. Because distribution is a low-margin business, the loss of distribution revenues did not have a material impact on the results of operations or financial condition of the Company.

        Franchise rents and royalties were $35.4 million, $34.0 million and $32.5 million in 1997, 1996 and 1995, respectively, slightly more than 10% of sales at franchise-operated restaurants in each of those years. Franchise restaurant sales increased to $352.2 million in 1997 from $337.0 million in 1996 and $319.6 million in 1995. Franchise restaurant sales growth was primarily attributed to PSA sales increases at domestic franchise-operated restaurants, which were impacted by marketing initiatives that favorably influenced sales systemwide.

        Other revenues, which include interest income on investments and notes, as well as franchise development fees, were $4.5 million, $4.3 million and $2.4 million in 1997, 1996 and 1995, respectively. Other revenues were greater in 1997 and 1996 principally due to increased interest income from investments.

        Restaurant costs of sales, which include food and packaging costs, were $327.2 million, $291.0 million and $258.6 million in 1997, 1996 and 1995, respectively. As a percent of restaurant sales, cost of sales were 33.2% in 1997, 32.6% in 1996 and 32.2% in 1995. The restaurant costs of sales percentage increased in 1997 compared to 1996, principally due to the cost of improved french fries, higher food costs of certain discount promotions and commodity cost increases, primarily pork and dairy. The restaurant costs of sales percentage increased in 1996 compared to 1995 principally due to higher packaging costs.

        Restaurant operating costs were $510.2 million, $478.0 million and $447.2 million in 1997, 1996 and 1995, respectively. As a percent of restaurant sales, operating costs were 51.7% in 1997, 53.6% in 1996 and 55.6% in 1995, declining each year primarily due to labor efficiencies and lower percentages of occupancy and other operating expenses. While occupancy and other operating expenses increase with the addition of each new restaurant, such expenses for existing restaurants have increased at a slower rate than the increase in PSA restaurant sales.

        Costs of distribution sales were $44.8 million in 1997, $130.2 million in 1996 and $175.7 million in 1995, reflecting the changes in distribution sales. Costs of distribution sales have increased as a percent of distribution sales to 99.0% in 1997 from 98.4% in 1996 and 97.8% in 1995. The decline in distribution margins are due primarily to the effect of the loss of franchise and Chi-Chi's distribution sales. In 1997 such costs include expenses of $.4 million, or .9% of distribution sales, related to the closure of a distribution center which had been used principally to distribute to Chi-Chi's restaurants.

        Franchised restaurant costs, which consist principally of rents and depreciation on properties leased to franchisees and other miscellaneous costs, were $23.6 million, $20.0 million and $21.9 million in 1997, 1996 and 1995, respectively. The increase in such costs reflect higher international franchise-related legal expense.

        Selling, general and administrative expenses were $80.4 million, $72.1 million and $78.0 million in 1997, 1996 and 1995, respectively. Advertising and promotion costs represented $51.9 million, $47.2 million and $44.9 million in 1997, 1996 and 1995, respectively. As a percent of restaurant sales, advertising and promotion costs were 5.3% in 1997 and 1996, declining from 5.6% in 1995, as the Company reduced its extra contributions to the marketing fund and its use of local promotions. The Company received from suppliers cooperative advertising funds of $5.2 million and $4.8 million, respectively, in 1997 and 1996, or .5% of restaurant sales, which formerly had been contributed directly to the marketing fund. In 1995 general, administrative and other costs include an $8.0 million litigation settlement with stockholders and a $1.9 million gain on the curtailment of post-retirement benefits, a net increase to such expenses of $6.1 million, or .6% of revenues. Excluding the above items, general, administrative and other costs as a percent of revenues were approximately 3.1% of revenues in 1997 and 2.8% of revenues in 1996 and 1995. General and administrative expenses in 1997 reflect higher legal costs, expenses and write-offs related to tests of dual brand concepts (two brands operating in the same restaurant facility) and other general increases, offset in part by a reduction in bad debt expense related to decreased accounts and notes receivable.

        Interest expense was $40.4 million, $46.1 million and $48.5 million in 1997, 1996 and 1995, respectively. Interest expense declined from the prior year by $5.7 million in 1997 and $2.4 million in 1996, principally due to a reduction in total debt outstanding and lower other financing costs. Total debt at September 28, 1997 was $347.7 million compared to $449.2 million at the beginning of fiscal year 1995. Interest expense in 1997 and 1996 reflects interest savings associated with the early retirement in May 1996 of $42.8 million of the Company's 14-1/4% senior subordinated notes.

        The tax provision reflects the effective annual tax rate of 22% and 21% of pretax earnings in 1997 and 1996, respectively. The low effective annual income tax rates result from the Company's ability to realize previously unrecognized tax benefits as the Company's profitability has improved. Although the Company incurred a loss in 1995, income taxes of $.5 million were provided due to required minimum taxes and the Company's inability to recognize the benefit from the carryover of losses to future years under SFAS No. 109, Accounting for Income Taxes.

        In 1997 the Company incurred an extraordinary loss of $1.6 million, less income tax benefits of $.3 million, on the early retirement of $50 million of the Senior Notes.

LIQUIDITY AND CAPITAL RESOURCES

        Cash and cash equivalents increased $53.1 million to $81.6 million at April 12, 1998 from $28.5 million at the beginning of the fiscal year. The cash increase reflects, among other things, cash flows from operations of $85.2 million including the $45.8 million net Litigation Settlement received in 1998 less capital expenditures and other investing activities of $33.5 million. A significant portion of this cash will be used to reduce long-term debt in the refinancing plan described hereafter.

        The Company's working capital deficit decreased $41.7 million to $51.4 million at April 12, 1998 from $93.1 million at September 28, 1997, primarily due to the increase in cash and cash equivalents which was partially offset by an increase in current liabilities. The Company and the restaurant industry in general maintain relatively low levels of receivables and inventories and vendors grant trade credit for purchases such as food and supplies. The Company also continually invests in its business through the addition of new units and refurbishment of existing units, which are reflected as long-term assets and not as part of working capital.

        On April 1, 1998, the Company entered into a new revolving bank credit agreement, which provides for the Credit Facility. At April 12, 1998, the Company had no borrowings and approximately $168.5 million of unused credit under the agreement.

        Total debt outstanding increased slightly to $348.1 million at April 12, 1998 from $347.7 million at the beginning of the fiscal year and declined from $397.2 million at this time last year.
        Beginning in September 1997, the Company initiated a refinancing plan to reduce and restructure its debt. In September 1997, the Company prepaid $50 million of the Senior Notes using available cash. The Company redeemed another $75 million of its Senior Notes on April 15, 1998 and the remaining $50 million on May 15, 1998. On June 1, 1998, the Company redeemed all $125 million of its Old Senior Subordinated Notes.

        In order to fund these repayments, the Company completed on April 14, 1998, the Old Offering. Additional funding sources included available cash, as well as bank borrowings under the Credit Facility, as necessary. Upon completion of the Refinancing Transactions, the Company will incur an extraordinary pretax charge of approximately $7 million relating to the debt prepaid in the refinancing plan. However, annual interest expense will be reduced by over $10 million from 1997 levels due principally to the $50 million debt repayment in September 1997 coupled with the additional net reduction in debt subsequent to April 12, 1998 of approximately $45 million and the lower interest rates on the new debt.

        The Company is subject to a number of covenants under its various debt instruments including limitations on additional borrowings, capital expenditures, lease commitments and dividend payments, and requirements to maintain certain financial ratios, cash flows and net worth. The Credit Facility is secured by a first priority security interest in certain assets and properties of the Company. In addition, certain of the Company's real estate and equipment secure other indebtedness.

SEASONALITY

        The Company's restaurant sales and profitability are subject to seasonal fluctuations and are traditionally higher during the spring and summer months because of factors such as increased travel and improved weather conditions which affect the public's dining habits.

HISTORY

        The first JACK IN THE BOX restaurant, which offered only drive-thru service, opened in 1950, and the JACK IN THE BOX chain expanded its operations to approximately 300 restaurants in 1968. After Ralston Purina Company purchased the Company in 1968, JACK IN THE BOX underwent a major expansion program in an effort to penetrate the eastern and midwestern markets, and the business grew to over 1,000 units by 1979. In 1979, the Company's management decided to concentrate its efforts and resources in the western and southwestern markets, which it believed offered the greatest growth and profit potential. Accordingly, the Company sold 232 restaurants in the eastern and midwestern markets and redeployed the sale proceeds in its western and southwestern markets where the Company had a well-established market position and better growth prospects. In 1985, the Company was acquired by a group of private investors and, in 1987, completed a public offering of common stock. In 1988, the outstanding publicly-held shares were acquired by private investors through a tender offer. In 1992, the Company completed a recapitalization that included a public offering of common stock and indebtedness.

YEAR 2000 COMPLIANCE

        The Company has performed an assessment of its major information technology systems and expects that all necessary modifications and/or replacements will be completed prior to December 1999. Based on current expenditures and estimates, the costs of addressing this issue are not expected to have a material adverse effect on the Company's financial position, results of operations or liquidity. The potential impact of the Year 2000 issue in regards to significant vendors and suppliers cannot be reasonably estimated at this time. However, the Company could be adversely impacted if its suppliers and franchisees do not ensure Year 2000 compliance in their own systems in a timely manner.

NEW ACCOUNTING STANDARDS

        In February 1997, the FASB issued SFAS No. 129, Disclosure of Information about Capital Structure. This Statement shall be effective for fiscal years ending after December 15, 1997. This Statement, requiring only additional informational disclosures, is effective for the Company's fiscal year ending September 27, 1998.

        In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. This Statement established standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purposes financial statements. This Statement shall be effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. This Statement, requiring only additional informational disclosures, is effective for the Company's fiscal year ending October 3, 1999.

        In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. This Statement established standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that enterprises report selected information about operating segments in interim financial reports issued to stockholders. This Statement shall be effective for fiscal years beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. This Statement, requiring only additional informational disclosures, is effective for the Company's fiscal year ending October 3, 1999.

                                    BUSINESS
        The Company owns, operates and franchises the JACK IN THE BOX quick-service hamburger restaurant chain. As of April 12, 1998, the JACK IN THE BOX system included 1,345 restaurants, of which 1,002 were Company-operated and 343 were franchised. In fiscal 1997, the Company generated revenues of $1.07 billion. JACK IN THE BOX restaurants are located primarily in the western United States with a leading market presence in each of the major markets they serve. Based on the number of units, JACK IN THE BOX is the third largest quick-service hamburger chain in each of California, Texas, Arizona and Washington, its major markets. Pro forma for the redemption of the Old Senior Subordinated Notes
(as defined herein), the Company will have reduced its long-term indebtedness by approximately $200 million from the end of fiscal 1993 to $301.3 million as of April 12, 1998.

        JACK IN THE BOX restaurants offer a broad selection of distinctive, innovative products targeted at the adult fast-food consumer. JACK IN THE BOX seeks to differentiate its restaurants by focusing on product quality and innovation. The JACK IN THE BOX menu features a variety of hamburgers, specialty sandwiches, salads, Mexican food, finger foods and side items. The core of the JACK IN THE BOX menu is its hamburger products, which represent approximately 25% of sales, including its signature hamburgers, the Jumbo Jack, Ultimate Cheeseburger and Sourdough Jack. In addition, the Company has been a leader in new product innovation and offers such unique products as the Teriyaki Chicken Bowl and Chicken Fajita Pita. JACK IN THE BOX restaurants also offer value-priced product alternatives, known as "Jack's Value Menu," to compete against price-oriented competitors. The Company believes that its distinctive menu has been instrumental in developing brand loyalty and appealing to customers with a broader range of food preferences.

        The Company's operating strategy includes: (i) offering quality innovative products with high perceived value, (ii) providing fast and friendly customer service, (iii) maintaining a strong brand image, (iv) targeting an attractive demographic segment and (v) focusing on Company-operated restaurants. Beginning in 1994, the Company began a series of operating initiatives to improve food quality and guest service. These initiatives include product innovations and reformulations, improvements in food preparation and service methods and improved training and retention of employees. In addition, the Company launched its award-winning, irreverent advertising campaign featuring its fictional founder "Jack" which has been instrumental in delivering the message of product innovation, quality and value to customers. The Company believes its menu and marketing campaign appeal to a broad segment of the population, particularly its primary target market of men aged 18-34, the demographic group with the highest incidence of fast-food consumption. The Company operates approximately 74% of its restaurants, one of the highest percentages in the quick-service restaurant industry, which the Company believes enables it to implement its operating strategy and introduce product innovations consistently across the entire system better than other quick-service restaurant chains.

BUSINESS STRATEGY

        The Company's business strategy is to (i) increase same store sales and profitability through the continued implementation of its successful operating strategy and (ii) capitalize on its strong brand name and proven operating strategy by developing new restaurants.

        Continue to Implement Successful Operating Strategy. The Company believes that its strategy of focusing on food quality and product innovation has allowed it to differentiate itself from competitors and increase its restaurant level margins to among the highest in the industry. The Company intends to continue to increase same store sales and profitability through improvements in food quality and guest service, product innovations and creative marketing. For example, the Company recently began remodeling its restaurant kitchens to allow for more efficient operations and to improve food quality and has recently introduced new and reformulated products, such as its successful improved french fries and real ice cream shakes. The Company has also begun to implement improved food preparation techniques, such as its assemble-to-order sandwich initiative, and to improve guest service with its new menu boards. The Company's new drive-thru menu boards feature an electronic order confirmation system that allows customers to read their order on an electronic screen, which the Company believes will reduce errors and increase customer satisfaction.

        Develop New Restaurants. The Company intends to capitalize on its strong brand name and proven operating strategy and achieve attractive returns on investment by developing new Company-operated restaurants and, to a lesser extent, franchised restaurants. The Company opened 75 new Company-operated restaurants in fiscal 1997 and intends to open and operate approximately 100 new restaurants in fiscal 1998 and each of the next several years. Newly opened restaurants typically have sales levels similar to existing restaurants. The Company believes that its brand is underpenetrated in many of its existing markets and intends to leverage media and food delivery costs by increasing its market penetration. In addition, the Company believes that it can further leverage the JACK IN THE BOX brand name by expanding to contiguous and selected high growth new markets. The Company has also begun opening a limited number of restaurants on nontraditional sites, such as adjacent to convenience stores and gas stations, and intends to continue to add nontraditional sites to increase its penetration of existing markets.

        Site selections for all new JACK IN THE BOX restaurants are made after an extensive review of demographic data and other information relating to population density, restaurant visibility and access, available parking, surrounding businesses and opportunities for market concentration.
JACK IN THE BOX restaurants developed by franchisees are built to Company specifications onsites which have been approved by the Company.

        The Company currently uses several configurations in building new
JACK IN THE BOX restaurants. The largest restaurants seat 90 customers and require a larger customer base to justify the cost of approximately $1.3 million, including land. The Company seeks to use lease financing and other means to lower its cash investment in a typical leased restaurant to approximately $300,000. The smallest restaurants seat 44 customers, require less land, and cost slightly less to build and equip than do the largest restaurants. Management believes that the flexibility provided by the alternative configurations enables the Company to match the restaurant configuration with specific demographic, economic and geographic characteristics of the site.

RESTAURANT LOCATIONS

        The following table sets forth the growth in Company-operated and franchised JACK IN THE BOX restaurants since the beginning of fiscal 1993, as of the end of each period indicated:

                                                                                                    28 WEEKS
                                                                                                      ENDED
                                                                FISCAL YEAR                         APRIL 12,
                                            --------------------------------------------------     -----------
                                             1993       1994       1995       1996       1997          1998
                                            ------     ------     ------     ------     ------     -----------
Company-operated restaurants:
     Opened ............................        10         54         21         26         75           28
     Sold to franchisees ...............       (11)        (4)        (6)         0         (8)           0
     Closed ............................        (4)        (9)        (4)       (15)        (6)          (1)
     Acquired from franchisees .........        10         44         42          5         23           12
     End of period total ...............       725        810        863        879        963        1,002
Franchised restaurants:
     Opened ............................        13          8         12         10          5            0
     Acquired from Company .............        11          4          6          0          8            0
     Closed ............................        (2)        (1)        (1)        (3)       (21)          (5)
     Sold to Company ...................       (10)       (44)       (42)        (5)       (23)         (12)
     End of period total ...............       447        414        389        391        360          343
System end of period total .............     1,172      1,224      1,252      1,270      1,323        1,345

        The following table summarizes the geographical locations of JACK IN THE BOX restaurants at April 12, 1998:

                                    COMPANY-OPERATED     FRANCHISED        TOTAL
                                    ----------------     ----------        -----
Arizona .....................               67               45              112
California ..................              415              242              657
Hawaii ......................               26                1               27
Idaho .......................               15               --               15
Illinois ....................               12               --               12
Missouri ....................               39                3               42
Nevada ......................               23               10               33
New Mexico ..................               --                2                2
Oregon ......................                4                2                6
Texas .......................              324               32              356
Washington ..................               77               --               77
Hong Kong ...................               --                6                6
                                         -----            -----            -----
  Total .....................            1,002              343            1,345
                                         =====            =====            =====

RESTAURANT OPERATIONS

        Significant resources are devoted to ensure that all JACK IN THE BOX restaurants offer the highest quality food and service. Emphasis is placed on ensuring that quality ingredients are delivered to the restaurants, restaurant food production systems are continuously developed and improved, and all employees are dedicated to delivering consistently high quality food and service. Through its network of corporate quality assurance, facilities services and restaurant management personnel, including regional vice presidents, area managers and restaurant managers, the Company standardizes specifications for the preparation and service of its food, the conduct and appearance of its employees, and the maintenance and repair of its premises. Operating specifications and procedures are documented in a series of manuals and video presentations. Most restaurants, including franchised units, receive approximately four full inspections and 26 mystery guest reviews each year.

        Each JACK IN THE BOX restaurant is operated by a Company-employed manager or franchisee who normally receives a minimum of eight weeks of management training. Foodmaker's management training program involves a combination of classroom instruction and on-the-job training in specially designated training restaurants. Restaurant managers and supervisory personnel train other restaurant employees in accordance with detailed procedures and guidelines prescribed by Foodmaker, utilizing training aids including video equipment available at each location. The restaurant managers are directly responsible for the operation of the restaurants, including product quality, food handling safety, cleanliness, service, inventory, cash control and the conduct and appearance of employees.

        Restaurant managers are supervised by approximately 50 area managers, each of whom is responsible for an average of 20 restaurants. The area managers are under the supervision of seven regional vice presidents who are supervised in turn by a vice president of operations. Under the Company's performance system, area and restaurant managers are eligible for quarterly bonuses based on a percentage of location operating profit and regional vice presidents are eligible for bonuses based on profit improvement and achievement of established goals and objectives.

        The Company's "farm-to-fork" food safety and quality assurance program is designed to maintain high standards for the food and materials and food preparation procedures used by Company-operated and franchised restaurants. Foodmaker maintains product specifications and approves sources for obtaining such products. The Company has developed a comprehensive, restaurant-based Hazard Analysis & Critical Control Points ("HACCP") system for managing food safety and quality. HACCP combines employee training, testing by suppliers, and detailed attention to product quality at every stage of the food preparation cycle. The Company's HACCP program has been recognized as a leader in the industry by the USDA, FDA and the Center for Science in the Public Interest.

          Foodmaker provides purchasing, warehouse and distribution services for both Company-operated and some franchised restaurants. Prior to 1996, most
JACK IN THE BOX franchisees used these services to the full extent available even though they were permitted to purchase products directly from any approved source. In 1996, JACK IN THE BOX franchisees formed a purchasing cooperative and contracted with another supplier for distribution services. This transition by most franchisees resulted in a substantial decline in distribution sales. Some products, primarily dairy and bakery items, are delivered directly by approved suppliers to both Company-operated and franchised restaurants.

        The primary commodities purchased by JACK IN THE BOX restaurants are beef, poultry and produce. The Company monitors the current and future prices and availability of the primary commodities purchased by the Company in order to minimize the impact of fluctuations in price and availability, and makes advance purchases of commodities when considered to be advantageous. However, the Company remains subject to price fluctuations in certain commodities. All essential food and beverage products are available, or upon short notice can be made available, from alternative qualified suppliers.

        Foodmaker maintains centralized financial and accounting controls for Company-operated JACK IN THE BOX restaurants which it believes are important in analyzing profit margins. JACK IN THE BOX uses a specially designed computerized reporting and cash register system. The system provides point-of-sale transaction data and accumulates marketing information. Sales data is collected and analyzed on a weekly basis by management.

FRANCHISING PROGRAM

        The JACK IN THE BOX franchising strategy is directed toward franchisee development of restaurants in existing non-primary markets and selected primary markets. The Company offers development agreements for construction of one or more new restaurants over a defined period of time and in a defined geographic area. Developers are required to prepay one-half of the franchise fees for restaurants to be opened in the future and may forfeit such fees and lose their rights to future developments if they do not maintain the required schedule of openings.

        The current JACK IN THE BOX franchise agreement provides for an initial franchise fee of $50,000 per restaurant. This agreement generally provides for royalties of 5% of gross sales (4% for agreements executed prior to February 23, 1996), a marketing fee of 5% of gross sales (although approximately half of the existing agreements provide for a 4% rate) and approximately a 20-year term. In connection with the conversion of a Company-operated restaurant, the restaurant equipment and the right to do business at that location, known as "Trading Area Rights," are sold to the franchisee, in most cases for cash. The aggregate price is equal to the negotiated fair market value of the restaurant as a going concern, which depends on various factors including the history of the facility, its location and its cash flow potential. In addition, the land and building are leased or subleased to the franchisee at a negotiated rent, generally equal to the greater of a minimum base rent or a percentage of gross sales (typically 8-1/2%). The franchisee is required to pay property taxes, insurance and maintenance costs. The Company's franchise agreement also provides the Company a right of first refusal on each proposed sale of a franchised restaurant, which it exercises from time to time, when the proposed sale price and terms are acceptable to the Company.

        The Company views its non-franchised JACK IN THE BOX units as a potential resource which, on a selected basis, can be sold to a franchisee to generate additional immediate cash flow and revenues while still maintaining future cash flows and earnings through franchise rents and royalties. Although franchised units totaled 343 of the 1,345 JACK IN THE BOX restaurants at April 12, 1998, the ratio of franchised to Company-operated restaurants is low relative to the Company's major competitors.

ADVERTISING AND PROMOTION

        JACK IN THE BOX engages in substantial marketing programs and activities. Advertising costs are paid from a fund comprised of (i) an amount contributed each year by the Company equal to at least 5% of the gross sales of its Company-operated JACK IN THE BOX restaurants and (ii) the marketing fees paid by domestic franchisees.

The Company's use of advertising media is limited to regional and local campaigns both on television and radio spots and in print media. JACK IN THE BOX does not advertise nationally. JACK IN THE BOX spent approximately $66 million on advertising and promotions in fiscal 1997, including franchisee contributions of $15.5 million. The current advertising campaign relies on a series of television and radio spot advertisements to promote individual products and develop the JACK IN THE BOX brand. The Company also spent $1.1 million in fiscal 1997 for local marketing purposes. Franchisees are encouraged to, and generally do, spend funds in addition to those expended by the Company for local marketing programs.

COMPETITION

        In general, the restaurant business is highly competitive and is affected by competitive changes in a geographic area, changes in the public's eating habits and preferences, local and national economic conditions affecting consumer spending habits, population trends, and traffic patterns. Key elements of competition in the industry are the quality and value of the food products offered, quality and speed of service, advertising, name identification, restaurant location, and attractiveness of facilities.

        Each JACK IN THE BOX restaurant competes directly and indirectly with a large number of national and regional restaurant chains as well as with locally-owned fast-food restaurants and coffee shops. In selling franchises, the Company competes with many other restaurant franchisors, and some of its competitors have substantially greater financial resources and higher total sales volume.

GOVERNMENT REGULATION

        Each Company-operated and franchised restaurant is subject to regulation by federal agencies and to licensing and regulation by state and local health, sanitation, safety, fire and other departments. Difficulties or failures in obtaining any required licensing or approval could result in delays or cancellations in the opening of new restaurants.

        The Company is also subject to federal and a substantial number of state laws regulating the offer and sale of franchises. Such laws impose registration and disclosure requirements on franchisors in the offer and sale of franchises and may also apply substantive standards to the relationship between franchisor and franchisee, including limitations on the ability of franchisors to terminate franchisees and alter franchise arrangements. The Company believes it is operating in substantial compliance with applicable laws and regulations governing its operations.

        The Company is subject to the Fair Labor Standards Act and various state laws governing such matters as minimum wages, overtime and other working conditions. A significant number of the Company's food service personnel are paid at rates related to the federal and state minimum wage, and accordingly, increases in the minimum wage increase the Company's labor costs.

        In addition, various proposals which would require employers to provide health insurance for all of their employees are being considered from time-to-time in Congress and various states. The imposition of any requirement that the Company provide health insurance to all employees would have a material adverse impact on the consolidated operations and financial condition of the Company and the restaurant industry.

        The Company is subject to certain guidelines under the Americans with Disabilities Act of 1990 and various state codes and regulations which require restaurants to provide full and equal access to persons with physical disabilities. To comply with such laws and regulations, the cost of remodeling and developing restaurants has increased, principally due to the need to provide certain older restaurants with ramps, wider doors, enlarged restrooms and other conveniences.

        The Company is also subject to various federal, state and local laws regulating the discharge of materials into the environment. The cost of developing restaurants has increased as a result of the Company's compliance with such laws. Such costs relate primarily to the necessity of obtaining more land, landscaping and below surface storm drainage and the cost of more expensive equipment necessary to decrease the amount of effluent emitted into the air and ground.

FACILITIES

        At April 12, 1998, Foodmaker owned 567 JACK IN THE BOX restaurant buildings, including 333 located on land covered by ground leases. In addition, it leased 692 restaurants where both the land and building are leased, including 148 restaurants operated by franchisees. The remaining lease terms of ground leases range from approximately one year to 48 years, including renewal option periods. The remaining lease terms of Foodmaker's other leases range from approximately one year to 39 years, including renewal option periods. In addition, at April 12, 1998, franchisees directly owned or leased 86 restaurants.

                                                                     COMPANY-     FRANCHISE-
                                                                     OPERATED     OPERATED        TOTAL
                                                                     --------     ---------       -----
Company-owned restaurant buildings:
  On Company-owned land ....................................            174             60          234
  On ground-leased land ....................................            284             49          333
                                                                      -----          -----        -----
  Subtotal .................................................            458            109          567
Company-leased restaurant buildings on leased land .........            544            148          692
  Franchise directly-owned or directly-leased
  restaurant buildings .....................................             --             86           86
                                                                      -----          -----        -----
     Total restaurant buildings ............................          1,002            343        1,345
                                                                      =====          =====        =====

        The Company's leases generally provide for fixed rental payments (with cost-of-living index adjustments) plus real estate taxes, insurance and other expenses; in addition, many of the leases provide for contingent rental payments of between 2% and 10% of the restaurant's gross sales. The Company has generally been able to renew its restaurant leases as they expire at then current market rates. At April 12, 1998, the leases had initial terms expiring as follows:

                                            NUMBER OF RESTAURANTS
                                        ------------------------------
                 YEARS INITIAL                            LAND AND
              LEASE TERM EXPIRES        GROUND LEASES  BUILDING LEASES
              ------------------        -------------  ---------------
         1998 -- 2002...............         102             101
         2003 -- 2007...............         135             221
         2008 -- 2012...............          69             245
         2013 and later.............          27             125
                                             ---             ---
                                             333             692
                                             ===             ===

        In addition, the Company owns its principal executive offices in San Diego, California, consisting of approximately 150,000 square feet. The Company owns one warehouse and leases an additional five with remaining terms ranging from 2 to 20 years, including renewal option periods. Substantially all the Company's real and personal property are pledged as collateral for various components of the Company's long-term debt.

EMPLOYEES

        At April 12, 1998, the Company had approximately 29,000 employees, of whom approximately 27,300 were restaurant employees, 450 were corporate personnel, 250 were distribution employees and 1,000 were field management and administrative personnel. Employees are paid on an hourly basis, except restaurant managers, corporate and field management, and administrative personnel. A majority of the Company's restaurant employees are employed on a part-time, hourly basis to provide services necessary during peak periods of restaurant operations. The Company has not experienced any significant work stoppages and believes its labor relations are good.

        The Company competes in the job market for qualified employees and believes its wage rates are comparable to those of its competitors.

TRADEMARKS AND SERVICE MARKS

        The JACK IN THE BOX name is of material importance to the Company and is a registered trademark and service mark in the United States and in certain foreign countries. In addition, the Company has registered numerous service marks and trade names for use in its business, including the JACK IN THE BOX logo and various product names and designs.

ENVIRONMENTAL LIABILITY

        The Company is subject to various evolving federal, state and local environmental laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of hazardous and non-hazardous substances and wastes. These laws and regulations provide for substantial fees and sanctions for violations and, in many cases, could require the Company to remediate a site to meet applicable legal requirements. The Company believes, although there can be no assurance, that its liabilities relating to environmental matters will not have a material adverse effect on its future financial position or results of operations. The Company does not have environmental liability insurance nor does it maintain a reserve for environmental liabilities.

LEGAL PROCEEDINGS

        The Company is routinely involved in legal proceedings related to the ordinary course of its business. Management does not believe any such matters will have a material adverse effect on the Company. The Company maintains property, general liability and product liability insurance in amounts which it believes are consistent with industry practices and adequate for its operations.

        The Company settled the litigation it filed against the Vons Companies, Inc. ("Vons") and various suppliers seeking reimbursement for all damages, costs and expenses incurred in connection with food-borne illness attributed to hamburgers served at Jack in the Box restaurants in 1993. The initial litigation was filed by the Company on February 4, 1993. Vons filed cross-complaints against the Company and others alleging certain contractual, indemnification and tort liabilities; seeking damages in unspecified amounts and a declaration of the rights and obligations of the parties. The claims of the parties were settled on February 24, 1998. The Company received in its second quarter approximately $58.5 million in the settlement, of which a net of approximately $45.8 million was realized after litigation costs and before income taxes (the "Litigation Settlement").

        On February 2, 1995, an action by Concetta Jorgensen was filed against the Company in the U.S. District Court in San Francisco, California alleging that restrooms at a JACK IN THE BOX restaurant failed to comply with laws regarding disabled persons and seeking damages in unspecified amounts, punitive damages, injunctive relief, attorneys fees and prejudgment interest. In an amended complaint, damages were also sought on behalf of all physically disabled persons who were allegedly denied access to restrooms at the restaurant. In February 1997, the court ordered that the action for injunctive relief proceed as a nationwide class action on behalf of all persons in the United States with mobility disabilities. The Company has reached agreement on settlement terms both as to the individual plaintiff Concetta Jorgensen and the claims for injunctive relief, and the settlement agreement has been approved by the U.S. District Court. The settlement requires the Company to make access improvements at Company-operated restaurants to comply with the standards set forth in the Americans with Disabilities Act Access Guidelines. The settlement requires compliance at 85% of the Company-operated restaurants by April 2001 and for the balance of Company-operated restaurants by October 2005. The Company has agreed to make modifications to its restaurants to improve accessibility and anticipates investing an estimated $11 million in capital improvements over the next seven years. Foodmaker has been notified by attorneys for plaintiffs that claims may be made against JACK IN THE BOX franchisees and Foodmaker relating to locations that franchisees lease from Foodmaker which may not be in compliance with the Americans with Disabilities Act.

        On April 6, 1996, an action was filed by one of the Company's international franchisees, Wolsey, Ltd., in the United States District Court in San Diego, California against the Company and its directors, its international franchising subsidiary, and certain officers of the Company and others. The complaint alleges certain contractual, tort and law violations related to the franchisees' development rights in the Far East and seeks damages in excess of $38.5 million, injunctive relief, attorneys fees and costs. The Company has successfully dismissed portions of the complaint, including the single claim alleging wrongdoing by the Company's outside directors, and the claims against its current officers. Management believes the remaining allegations are without foundation and intends to vigorously defend the action.

        On November 5, 1996, an action was filed by the National JIB Franchisee Association, Inc. and several of the Company's franchisees in the Superior Court of California, County of San Diego in San Diego, California, against the Company and others. The lawsuit alleges that certain Company policies are unfair business practices and violate sections of the California Corporations Code regarding material modifications of franchise agreements and interfere with franchisees' right of association. It seeks injunctive relief, a declaration of the rights and duties of the parties, unspecified damages and recision of alleged material modifications of plaintiffs' franchise agreements. The complaint also alleges fraud, breach of a fiduciary duty and breach of a third party beneficiary contract in connection with certain payments that the Company received from suppliers and seeks unspecified damages, interest, punitive damages and an accounting. Management believes that its policies are lawful and that it has satisfied any obligation to its franchisees in regard to such supplier payments.

        On December 10, 1996, a suit was filed by the Company's Mexican licensee, Foodmex, Inc., in the United States District Court in San Diego, California against the Company and its international franchising subsidiary. Foodmex formerly operated several JACK IN THE BOX franchise restaurants in Mexico, but its licenses were terminated by the Company for, among other reasons, chronic insolvency and failure to meet operational standards. The Foodmex suit alleges wrongful termination of its master license, breach of contract and unfair competition and seeks an injunction to prohibit termination of its license as well as unspecified monetary damages. The Company and its subsidiary counterclaimed and sought a preliminary injunction against Foodmex. On March 28, 1997, the court granted the Company's request for an injunction, held that the Company was likely to prevail in its suit, and ordered Foodmex to immediately cease using the JACK IN THE BOX marks and proprietary operating systems. On June 30, 1997, the court held Foodmex and its president in contempt of court for failing to comply with the March 28, 1997 order. On February 24, 1998, the Court issued an order dismissing Foodmex's complaint without prejudice. In March 1998, Foodmex filed a Second Amended Complaint in the United States District Court in San Diego, California alleging contractual, tort and law violations arising out of the same business relationship and seeking damages in excess of $10 million, attorneys fees and costs. The Company believes such allegations are without merit and will defend the action vigorously.

        On May 23, 1997, an action by Ralston Purina Company was filed against the Company in the U.S. District Court for the Eastern District of Missouri in St. Louis, Missouri alleging the Company's breach of a tax sharing agreement and unjust enrichment and seeking an accounting and damages in an amount not less than $11 million plus attorneys' fees and costs. The Company believes it has meritorious defenses and intends to vigorously defend the lawsuit.

        The Company is also subject to normal and routine litigation. The amount of liability from the claims and actions described above cannot be determined with certainty, but in the opinion of management, the ultimate liability from all pending legal proceedings, asserted legal claims and known potential legal claims which are probable of assertion should not materially affect the results of operations and liquidity of the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

        The following table sets forth the name, age (as of January 1, 1998) and position of each person who is a director or executive officer of the Company.


NAME                              AGE   POSITIONS
----                              ---   ---------
Robert J. Nugent(1)(4)             56   President, Chief Executive Officer and Director
Charles W. Duddles(1)              57   Executive Vice President, Chief Financial Officer,
                                          Chief Administrative Officer and Director
Kenneth R. Williams                55   Executive Vice President, Marketing and Operations
Lawrence E. Schauf                 52   Executive Vice President and Secretary
Donald C. Blough                   49   Vice President, Management Information Systems
Bruce N. Bowers                    51   Vice President, Logistics
Carlo E. Cetti                     53   Vice President, Human Resources and Strategic Planning
Bradford R. Haley                  39   Vice President, Marketing Communications
William F. Motts                   54   Vice President, Restaurant Development
Paul L. Schultz                    43   Vice President, Operations and Domestic Franchising
David M. Theno, Ph.D               47   Vice President, Quality Assurance, Research and
                                          Development and Product Safety
Linda A. Vaughan                   39   Vice President, New Products, Promotions and Consumer
                                          Research
Charles E. Watson                  42   Vice President, Real Estate and Construction
Darwin J. Weeks                    51   Vice President, Controller and Chief Accounting Officer
Jack W. Goodall(1)(4)(5)(6)        59   Chairman of the Board
Michael E. Alpert(5)(6)            55   Director
Jay W. Brown(2)(3)                 52   Director
Paul T. Carter(2)(3)(5)            75   Director
Edward Gibbons(3)(4)(6)            61   Director
L. Robert Payne(2)(5)              64   Director

----------

(1) Member of the Administrative Committee.

(2) Member of the Audit Committee.

(3) Member of the Compensation Committee.

(4) Member of the Executive Committee.

(5) Member of the Finance Committee.

(6) Member of the Nominating Committee.

        Mr. Nugent has been President and Chief Executive Officer of the Company since April 1996. He was Executive Vice President of the Company from February 1985 to April 1996 and President and Chief Operating

Officer of the JACK IN THE BOX Division of the Company from May 1988 to April 1996. He has been a director since February 1988. Mr. Nugent has 18 years of experience with the Company in various executive and operations positions.

        Mr. Duddles has been Executive Vice President and Chief Administrative Officer of the Company since May 1988. He has been Chief Financial Officer of the Company since October 1985 and was Senior Vice President from October 1985 to May 1988. He has been a director since February 1988. Mr. Duddles has 18 years of experience with the Company in various finance positions.

        Mr. Williams has been Executive Vice President of the Company since May 1996. He was Senior Vice President of the Company from January 1993 to May 1996 and Executive Vice President of Marketing and Operations, JACK IN THE BOX Division from November 1994 to May 1996. He was Executive Vice President of Operations, JACK IN THE BOX Division from May 1988 until November 1994. Mr. Williams has 32 years of experience with the Company in various operations positions.

        Mr. Schauf has been Executive Vice President and Secretary of the Company since August 1996. Prior to joining Foodmaker he was Senior Vice President, General Counsel and Secretary of Wendy's International, Inc. from February 1991 to August 1996. He was previously Vice President, General Counsel and Secretary of Wendy's International, Inc. from September 1987 to February 1991.

        Mr. Blough has been Vice President, Management Information Systems of the Company since August 1993 and was previously Division Vice President, Systems Development from June 1990 to August 1993. Mr. Blough has 19 years of experience with the Company in various management information systems positions.

        Mr. Bowers has been Vice President, Logistics (formerly Purchasing and Distribution) of the Company, since April 1982. Mr. Bowers has 28 years of experience with the Company in various manufacturing, purchasing and distribution positions.

        Mr. Cetti has been Vice President, Human Resources and Strategic Planning of the Company since March 1994. He was previously Vice President, Training and Risk Management, from December 1992 to March 1994. Mr. Cetti has 17 years of experience with the Company in various human resources and training positions.

        Mr. Haley has been Vice President of the Company and Vice President of Marketing Communications of JACK IN THE BOX Division since February 1995. He was previously Division Vice President, Marketing Communications from October 1992 until February 1995. Prior to joining the Company, he was a marketing consultant, principally on the development of new retail food products, from November 1991 to October 1992.

        Mr. Motts has been Vice President of the Company and Vice President of Restaurant Development of JACK IN THE BOX Division since September 1988. Mr. Motts has 15 years of experience with the Company in various restaurant development positions.

        Mr. Schultz has been Vice President of the Company since May 1988 and Vice President of Operations and Domestic Franchising, JACK IN THE BOX Division since November 1994. He was Vice President of Domestic Franchising,
JACK IN THE BOX Division from October 1993 until November 1994. He was previously Vice President of JACK IN THE BOX Operations-Division I from May 1988 to October 1993. Mr. Schultz has 26 years of experience with the Company in various operations positions.

        Dr. Theno has been Vice President, Quality Assurance, Research and Development and Product Safety of the Company since April 1994. He was Vice President, Quality Assurance and Product Safety from March 1993 to April 1994. Prior to joining Foodmaker, he was previously Managing Director and Chief Executive Officer of Theno & Associates, Inc., an agribusiness consulting firm, from January 1990 to March 1993 and Director of Technical Services for Foster Farms from March 1982 to December 1989.

        Ms. Vaughan has been Vice President, New Products, Promotions and Consumer Research of the Company since February 1996. She was Division Vice President, New Products and Promotions from November 1994 until February 1996. Previously, she was Manager, Product Marketing from October 1993 until November 1994 and Manager Franchise Analysis from November 1992 to October 1993. She was Senior Financial Analyst, Franchise Analysis, from October 1991 until November 1992.

        Mr. Watson has been Vice President, Real Estate and Construction of the Company since April 1997. From July 1995 to March 1997, he was Vice President, Real Estate and Construction of Boston Chicken, Inc. He was Division Vice President, Real Estate and Construction of the Company from November 1991 through June 1995. Mr. Watson has 12 years of experience with the Company in various real estate and construction positions.

        Mr. Weeks has been Vice President, Controller and Chief Accounting Officer of the Company since August 1995 and was previously Division Vice President and Assistant Controller for the Company from April 1982 through July 1995. Mr. Weeks has been employed by the Company in various finance positions for 21 years.

        Mr. Goodall has been Chairman of the Board since October 1985. For more than five years prior to his retirement in April 1996, he was President and Chief Executive Officer of the Company. Mr. Goodall is a director of Ralcorp Holdings, Inc.

        Mr. Alpert has been a director of the Company since August 1992. Mr. Alpert was a partner in the San Diego office of the law firm of Gibson, Dunn & Crutcher LLP for more than 5 years prior to his retirement on August 1, 1992. He is currently Advisory Counsel to Gibson, Dunn & Crutcher LLP. Gibson, Dunn & Crutcher LLP provides legal services to the Company from time to time.

        Mr. Brown has been a director of the Company since February 1996. Since 1995, Mr. Brown has been President and CEO of Protein Technologies International, Inc., the world's leading supplier of soy-based proteins to the food and paper processing industries. He was Chairman and CEO of Continental Baking Company from October 1984 to July 1995 and President of Van Camp Seafood Company from August 1983 to October 1984. From July 1981 through July 1983, he served as Vice President of Marketing for JACK IN THE BOX .

        Mr. Carter has been a director of the Company since June 1991. Mr. Carter has been an insurance consultant for the Government Division of Corroon & Black Corporation since February 1987. From February 1987 until December 1990, he was also a consultant to the San Diego Unified School District on insurance matters. He retired in February 1987 as Chairman and Chief Executive Officer of Corroon & Black Corporation, Southwestern Region and as Director and Senior Vice President of Corroon & Black Corporation, New York. Mr. Carter is a director of Borrego Springs National Bank.

        Mr. Gibbons has been a director of the Company since October 1985 and has been a general partner of Gibbons, Goodwin, van Amerongen ("GGvA"), an investment banking firm for more than five years preceding the date hereof. Mr. Gibbons is also a director of Robert Half International, Inc.

        Mr. Payne has been a director of the Company since August 1986. He has been President and Chief Executive Officer of Multi-Ventures, Inc. since February 1976 and was Chairman of the Board of Grossmont Bank, a wholly-owned subsidiary of Bancomer, S.A., from February 1974 until October 1995. Multi-Ventures, Inc. is a real estate development and investment company that is also the managing partner of the San Diego Mission Valley Hilton and the Hanalei Hotel. He was a principal in the Company prior to its acquisition by its former parent, Ralston Purina Company, in 1968.

                            DESCRIPTION OF THE NOTES

        Except as otherwise indicated below, the following summary applies to both the Old Notes and the Exchange Notes. As used herein, the term "Notes" shall mean the Old Notes and the Exchange Notes, unless otherwise indicated.

        The Exchange Notes, like the Old Notes, will be issued pursuant to an Indenture (the "Indenture") dated April 14, 1998 between the Company and First Union National Bank, as trustee (the "Trustee"), in exchange for the Old Notes. No Exchange Notes are currently outstanding. The terms of the Exchange Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act"). The terms of the Exchange Notes are substantially identical to the Old Notes in all material respects (including interest rate and maturity), except that the Exchange Notes will not be subject to (i) the restrictions on transfer and (ii) the Registration Rights Agreement covenants regarding registration. The Old Notes are subject to all such terms, and holders of the Old Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of the material provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. Copies of the Indenture and Registration Rights Agreement are available as set forth below under "-- Available Information". The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions." For purposes of this summary, the term "Company" refers only to Foodmaker, Inc. and not to any of its Subsidiaries.

GENERAL

        The Notes will be general unsecured obligations of the Company and will be subordinated in right of payment to all current and future Senior Indebtedness. The Notes will be guaranteed on a senior subordinated basis by all of the Company's current and future Restricted Subsidiaries. See "-- Subsidiary Guarantees." The Subsidiary Guarantees will be general unsecured obligations of the Subsidiary Guarantors and will be subordinated in right of payment to all current and future Senior Indebtedness of the Subsidiary Guarantors. As of April 12, 1998, on a pro forma basis giving effect to the Old Offering and the other Refinancing Transactions, the Company and the Subsidiary Guarantors would have had Senior Indebtedness of approximately $180.6 million. The Indenture permits the incurrence of additional Senior Indebtedness by the Company and its Restricted Subsidiaries in the future.

        As of the date of the Indenture, all of the Company's Subsidiaries are Restricted Subsidiaries other than the CRC Subsidiaries and the Foreign Subsidiaries. Under certain circumstances, the Company will be able to designate other current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture.

        If by October 15, 1998, the Company has not consummated a registered exchange offer for the Old Notes or caused a shelf registration statement with respect to resales of the Notes to be declared effective, the interest rate on the Old Notes will increase by 0.5% per annum from October 15, 1998 until the consummation of a registered exchange offer or the effectiveness of a shelf registration statement. See "-- Registration Rights."

        Subject to the covenants described below under "Covenants" and applicable law, the Company may issue additional Notes under the Indenture. The Exchange Notes offered hereby and any additional Exchange Notes subsequently issued would be treated as a single class for all purposes under the Indenture.

PRINCIPAL, MATURITY AND INTEREST

        The Notes will be initially limited in aggregate principal amount to $125.0 million and will mature on April 15, 2008. Interest on the Notes will accrue at the rate of 8 3/8% per annum and will be payable semi-annually in arrears on April 15 and October 15, commencing on October 15, 1998, to Holders of record on the immediately preceding April 1 and October 1. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from April 14, 1998. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, and interest and Additional Interest, if any, on the Notes will be payable at the office or agency of the Company maintained for such purpose, or at the option of the Company, payment of interest or Additional Interest, if any, may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes. The Notes will be issued in denominations of $1,000 and integral multiples thereof.

OPTIONAL REDEMPTION

        The Notes will be redeemable, at the Company's option, in whole or in part, at any time or from time to time, on or after April 15, 2003 and prior to maturity, upon not less than 30 nor more than 60 days prior notice mailed by first class mail to each Holder's last registered address, at the following redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest and Additional Interest, if any, to the redemption date (subject to the right of Holders of record on the relevant regular record date that is on or prior to the redemption date to receive interest due on an interest payment date), if redeemed during the 12-month period commencing April 15, of the years set forth below:

YEAR                                                                   PERCENTAGE
----                                                                   ----------
2003 ................................................................   104.188%
2004 ................................................................   102.792
2005 ................................................................   101.396
2006 and thereafter .................................................   100.000%

        In addition, at any time prior to April 15, 2001, the Company may redeem up to 35% of the principal amount of the Notes with the proceeds of one or more sales by the Company of its Capital Stock (other than Disqualified Stock), at any time or from time to time in part, at a redemption price (expressed as a percentage of principal amount) of 108.375%, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date (subject to the rights of Holders of record on the relevant regular record date that is prior to the redemption date to receive interest due on an interest payment date); provided that at least $81.25 million aggregate principal amount of Notes remains outstanding after each such redemption; and provided further, that such redemption occurs within 90 days of the date of the closing of each such sale of Capital Stock.

        In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed on a national securities exchange, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate; provided that no Note of $1,000 in principal amount or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

SINKING FUND

        There will be no sinking fund payments for the Notes.

REGISTRATION RIGHTS

        The Company and the Subsidiary Guarantors have agreed with the Placement Agents, for the benefit of the Holders, that the Company and the Subsidiary Guarantors will use their best efforts, at their cost, to file and cause to become effective a registration statement with respect to a registered offer (the "Exchange Offer") to exchange the Old Notes for an issue of senior subordinated notes of the Company (the "Exchange Notes") with terms identical to the Old Notes (except that the Exchange Notes will not bear legends restricting the transfer thereof). Upon such registration statement being declared effective, the Company shall offer the Exchange Notes in return for surrender of the Old Notes. Such offer shall remain open for not less than 20 business days after the date notice of the Exchange Offer is mailed to Holders. For each Old Note surrendered to the Company under the Exchange Offer, the Holder will receive an Exchange Note of equal principal amount. Interest on each Exchange Note shall accrue from the last interest payment date on which interest was paid on the Exchange Notes so surrendered or, if no interest has been paid on such Exchange Notes, from April 14, 1998. In the event that applicable interpretations of the staff of the Securities and Exchange Commission (the "Commission") do not permit the Company to effect the Exchange Offer, or under certain other circumstances, the Company shall, at its cost, use its best efforts to cause to become effective a shelf registration statement (the "Shelf Registration Statement") with respect to resales of the Exchange Notes and to keep the Shelf Registration Statement effective until the expiration of the time period referred to in Rule 144(k) under the Securities Act after April 14, 1998, or such shorter period that will terminate when all Exchange Notes covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement. The Company shall, in the event of such a shelf registration, provide to each Holder copies of the prospectus, notify each Holder when the Shelf Registration Statement for the Old Notes has become effective and take certain other actions as are required to permit resales of the Old Notes. A Holder that sells its Old Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a Holder (including certain indemnification obligations).

        In the event that the Exchange Offer is not consummated and the Shelf Registration Statement is not declared effective on or prior to October 15, 1998, the annual interest rate borne by the Old Notes will be increased by .5% from October 15, 1998 until the Exchange Offer is consummated or the Shelf Registration Statement is declared effective ("Additional Interest").

        If the Company effects the Exchange Offer, the Company will be entitled to close the Exchange Offer 20 business days after the commencement thereof, provided that it has accepted all Old Notes theretofore validly surrendered in accordance with the terms of the Exchange Offer. Old Notes not tendered in the Exchange Offer shall bear interest at the rate set forth on the cover page of this Prospectus and be subject to all of the terms and conditions specified in the Indenture and to the transfer restrictions described in "Transfer Restrictions."

        This summary of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which is available from the Company upon request as set forth below in "-- Available Information."

SUBSIDIARY GUARANTEES

        The Company's payment obligations under the Notes will be jointly and severally guaranteed (the "Subsidiary Guarantees") by the Subsidiary Guarantors. The Subsidiary Guarantee of each Subsidiary Guarantor will be subordinated to the prior payment in full of all Senior Indebtedness of the Subsidiary Guarantors on the same basis as the Notes are subordinated to Senior Indebtedness of the Company. The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable law. See, however, "Risk Factors -- Fraudulent Conveyance."

        The Indenture provides that no Subsidiary Guarantor may consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another corporation, Person or entity whether or not affiliated with such Subsidiary Guarantor unless (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee and the Indenture pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee; (ii) immediately after giving effect to such transaction, no Default or Event of Default exists; and (iii) the Company would be permitted by virtue of the Company's pro forma Fixed Charge Coverage Ratio, immediately after giving effect to such transaction, to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant described below under the caption "-- Covenants -- Limitation on Indebtedness."

        The Indenture provides that in the event of a sale or other disposition of all of the assets of any Subsidiary Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any Subsidiary Guarantor, then such Subsidiary Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such Subsidiary Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all of the assets of such Subsidiary Guarantor) will be released and relieved of any obligations under its Subsidiary Guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture. See "-- Covenants
-- Limitation on Asset Sales."

        The Subsidiary Guarantors comprise all of the direct and indirect subsidiaries of the Company (other than certain other subsidiaries which conduct no material operations, have no significant assets on a consolidated basis and account for only an insignificant share of the Company's consolidated revenues). Each of the Subsidiary Guarantors' guarantees of the Company's $125,000,000 senior subordinated notes is full, unconditional and joint and several. The Subsidiary Guarantors have no significant operations or any significant assets or liabilities on a consolidated basis other than guarantees of indebtedness of the Company, and therefore no separate financial statements of the Subsidiary Guarantors are presented because management has determined that they are not material to investors.


RANKING

        The payment of principal of, premium, if any, and interest on the Notes will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full in cash of all Senior Indebtedness, whether outstanding on the date of the Indenture or thereafter incurred.

        Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshaling of the Company's assets and liabilities, the holders of Senior Indebtedness will be entitled to receive payment in full in cash of all Obligations due in respect of such Senior Indebtedness (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Indebtedness whether or not such interest is an allowed claim in such proceeding) before the Holders of Notes will be entitled to receive any payment with respect to the Notes, and until all Obligations with respect to Senior Indebtedness are paid in full in cash, any distribution to which the Holders of Notes would be entitled shall be made to the holders of Senior Indebtedness (except that Holders of Notes may receive Permitted Junior Securities and payments made from the trust described under "-- Legal Defeasance and Covenant Defeasance" so long as the funding of such trust did not violate the subordination provisions of the Indenture).

        The Company also may not make any payment upon or in respect of the Notes (except in Permitted Junior Securities or from the trust described under "-- Legal Defeasance and Covenant Defeasance" so long as the funding of such trust did not violate the subordination provisions of the Indenture) if (i) a default in the payment of the principal of, premium, if any, or interest on Designated Senior Indebtedness occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness that permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or the holders of any Designated Senior Indebtedness or a representative acting on behalf of such holders. Payments on the Notes may and shall be resumed
(a) in the case of a payment default, upon the date on which such default is cured or waived in writing and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived in writing or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Indebtedness has been accelerated. No new period of payment blockage under clause (ii) above may be commenced unless and until 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default has been cured or waived for a period of 90 consecutive days.

        The Indenture further requires that the Company promptly notify holders of Senior Indebtedness if payment of the Notes is accelerated because of an Event of Default.

        As a result of the subordination provisions described above, in the event of a liquidation or insolvency, Holders of Notes may recover less ratably than creditors of the Company who are holders of Senior Indebtedness. On a pro forma basis, after giving effect to the Old Offering and the other Refinancing Transactions, the amount of Senior Indebtedness outstanding at April 12, 1998 would have been approximately $180.6 million. The Indenture limits, subject to certain financial tests, the amount of additional Indebtedness, including Senior Indebtedness, that the Company and its Restricted Subsidiaries can incur. See "-- Covenants -- Limitation on Indebtedness."

CERTAIN DEFINITIONS

        Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for the full definition of all terms as well as any other capitalized term used herein for which no definition is provided.

        "Acquired Indebtedness" means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with an Asset Acquisition from such Person by a Restricted Subsidiary and not Incurred by such Person in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition; provided that Indebtedness of such Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Subsidiary or such Asset Acquisition shall not be Acquired Indebtedness.

        "Adjusted Consolidated Net Income" means, for any period, the aggregate net income (or loss) of the Company and its Restricted Subsidiaries for such period determined on a consolidated basis in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication): (i) the net income of any Person (other than the Company or a Restricted Subsidiary), except to the extent of the amount of dividends or other distributions actually paid to the Company or any of its Restricted Subsidiaries by such Person during such period; (ii) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below (and in such case, except to the extent includable pursuant to clause (i) above), the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with the Company or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by the Company or any of its Restricted Subsidiaries; (iii) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income to the Company or any Restricted Subsidiary is not at the time of such determination permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary; (iv) any gains or losses (on an after-tax basis) attributable to Asset Sales; (v) except for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below, any amount paid as dividends on Preferred Stock of the Company or paid or accrued as dividends on Preferred Stock of any Restricted Subsidiary, in each case owned by Persons other than the Company and any of its Restricted Subsidiaries; and (vi) all extraordinary gains and extraordinary losses.

        "Adjusted Consolidated Net Tangible Assets" means the total amount of assets of the Company and its Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting therefrom (i) all current liabilities of the Company and its Restricted Subsidiaries (excluding intercompany items and Indebtedness having a maturity of less than 12 months from the date of the most recent quarterly or annual consolidated balance sheet of the Company but which by its terms is renewable or extendible beyond 12 months from such date at the option of the borrower) and
(ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent quarterly or annual consolidated balance sheet of the Company, prepared in conformity with GAAP and filed with the Commission or provided to the Trustee pursuant to the "Commission Reports and Reports to Holders" covenant.

        "Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

        "Asset Acquisition" means (i) an investment by the Company or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with the Company or any of its Restricted Subsidiaries; provided that such Person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such investment or (ii) an acquisition by the Company or any of its Restricted Subsidiaries of the property and assets of any Person other than the Company or any of its Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person; provided that the property and assets acquired are related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such acquisition and provided further that the acquisition of two or fewer restaurants from a single franchisee will not constitute an Asset Acquisition.

        "Asset Disposition" means the sale or other disposition by the Company or any of its Restricted Subsidiaries (other than to the Company or another Restricted Subsidiary) of (i) all or substantially all of the Capital Stock of any Restricted Subsidiary of the Company or (ii) all or substantially all of the assets that constitute a division or line of business of the Company or any of its Restricted Subsidiaries.

        "Asset Sale" means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transaction) in one transaction or a series of related transactions by the Company or any of its Restricted Subsidiaries to any Person other than the Company or any of its Restricted Subsidiaries of (i) all or any of the Capital Stock of any Restricted Subsidiary, (ii) all or substantially all of the property and assets of a division or line of business of the Company or any of its Restricted Subsidiaries or (iii) any other property and assets of the Company or any of its Restricted Subsidiaries (other than the Capital Stock or other Investment in an Unrestricted Subsidiary) outside the ordinary course of business of the Company or such Restricted Subsidiary and, in each case, that is not governed by the provisions of the Indenture applicable to mergers, consolidations and sales of assets of the Company; provided that "Asset Sale" shall not include (a) sales or other dispositions of inventory, receivables and other current assets, (b) sales, transfers or other dispositions of assets with a fair market value not in excess of $2.0 million in any transaction or series of related transactions, (c) sales, transfers or other dispositions of assets constituting a Restricted Payment permitted to be made under the "Limitation on Restricted Payments" covenant, (d) sales or other dispositions of assets for consideration at least equal to the fair market value of the assets sold or disposed of, to the extent that the consideration received would satisfy clause (B) of the "Limitation on Asset Sales" covenant, (e) sales, transfers or other dispositions of property or equipment that has become worn out, obsolete or damaged or otherwise unsuitable for use in connection with the business of the Company or its Restricted Subsidiaries, (f) the sale, transfer or other disposition of any property or assets by any Restricted Subsidiary to the Company or any Subsidiary Guarantor,
(g) the sale, transfer or other disposition of real property on which a restaurant is located in exchange for other real property on which a restaurant will be located, which acquired real property has a fair market value at least equal to the fair market value of the real property being sold, transferred or disposed of, (h) the sale, transfer or other disposition to a franchisee of the Company, within 12 months of the acquisition thereof, of any restaurant that has been acquired by the Company from a franchisee of the Company, if the consideration received in such sale, transfer or other disposition is at least equal to the consideration paid to acquire such restaurant and (j) the sale of property acquired or constructed after the date of the Indenture for cash consideration equal to or greater than the fair market value of such property in a sale and leaseback transaction in which such property is leased by the Company or the Restricted Subsidiary that sold such property; provided, that to the extent that the proceeds from such sale are not invested in property or assets of a nature or type that are used in a business similar or related to the nature or type of the property and assets of, or the business of, the Company and its Restricted Subsidiaries on or before the date that is 12 months following such sale, such sale shall be deemed to constitute an "Asset Sale" occurring as of such date.

        "Average Life" means, at any date of determination with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of
(a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (ii) the sum of all such principal payments.

        "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding on April 14, 1998 or issued thereafter, including, without limitation, all Common Stock and Preferred Stock.

        "Capitalized Lease" means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

        "Capitalized Lease Obligations" means the discounted present value of the rental obligations under a Capitalized Lease.

        "Change of Control" means such time as (i) a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act), becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 40% of the total voting power of the Voting Stock of the Company on a fully diluted basis; or (ii) individuals who on April 14, 1998 constitute the Board of Directors (together with any new or replacement directors whose election by the Board of Directors or whose nomination by the Board of Directors for election by the Company's stockholders was approved by a vote of at least a majority of the members of the Board of Directors then still in office who either were members of the Board of Directors on April 14, 1998 or whose election or nomination for election was so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office.

        "Common Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person's equity, whether outstanding on April 14, 1998 or issued thereafter, including, without limitation, all series and classes of common stock.

        "Consolidated EBITDA" means, for any period, Adjusted Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating such Adjusted Consolidated Net Income, (i) Consolidated Interest Expense, (ii) income taxes (other than income taxes (either positive or negative) attributable to extraordinary gains or losses or sales of assets),
(iii) depreciation expense, (iv) amortization expense and (v) all other non-cash items reducing Adjusted Consolidated Net Income less all non-cash items increasing Adjusted Consolidated Net Income, provided, that if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by (B) the percentage ownership interest in the income of such Restricted Subsidiary not owned on the last day of such period by the Company or any of its Restricted Subsidiaries.

        "Consolidated Interest Expense" means, for any period, the aggregate amount of interest in respect of Indebtedness (including, without limitation, amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the net costs associated with Interest Rate Agreements; and Indebtedness that is Guaranteed or secured by the Company or any of its Restricted Subsidiaries) and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by the Company and its Restricted Subsidiaries during such period; excluding, however, (i) any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof) and (ii) any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the Notes or the establishment of the Credit Agreement, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP.

        "Consolidated Net Worth" means, at any date of determination, stockholders' equity as set forth on the most recently available quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries (which shall be as of a date not more than 135 days prior to the date of such computation, and which shall not take into account Unrestricted Subsidiaries except as investments), less any amounts attributable to Disqualified Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of the Capital Stock of the Company or any of its Restricted Subsidiaries, each item to be determined in conformity with GAAP (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52).

        "CRC Leases" means (i) the Master Lease between CRC-1 Limited Partnership, a Massachusetts limited partnership, and the Company, dated December 15, 1993, as amended and supplemented from time to time, and (ii) the Master Lease between CRC-II Limited Partnership, a Massachusetts limited partnership, and the Company, dated December 15, 1993, as amended and supplemented from time to time.

        "CRC Obligations" means any Obligations of the Company or any Restricted Subsidiary (i) under the CRC Leases, and (ii) with respect to any Indebtedness of the CRC Subsidiaries, CRC-I Limited Partnership, a Massachusetts limited partnership, CRC-II Limited Partnership, a Massachusetts limited partnership, or FM 1993A Corp., a Delaware corporation.

        "CRC Subsidiaries" means FM 1997 Limited Partnership, a Delaware limited partnership and FM 1997 Corp., a Delaware corporation.

        "Credit Agreement" means the credit agreement dated as of April 1, 1998, among the Company and certain Subsidiaries, various financial institutions, NationsBanc Montgomery Securities LLC, as arranger, Credit Lyonnais, Los Angeles Branch, as documentation agent, and NationsBank of Texas, N.A., as administrative agent, together with any agreements, instruments and documents executed or delivered pursuant to or in connection with such credit agreement (including without limitation any Guarantees and security documents), in each case as such credit agreement or such agreements, instruments or documents may be amended (including any amendment and restatement thereof), supplemented, extended, renewed, replaced or otherwise modified from time to time, and including any agreement extending the maturity of, refinancing or otherwise restructuring (including, but not limited to, the inclusion of additional borrowers thereunder that are Subsidiaries of the Company) all or any portion of the Indebtedness or commitments or letters of credit under such agreement or any successor agreement, as such agreement may be amended, renewed, extended, substituted, replaced, restated and otherwise modified from time to time, whether or not with the same agent or lenders and irrespective of any change in the terms and conditions thereof, including increasing the amount of Indebtedness incurred thereunder or available to be borrowed thereunder; provided that such Indebtedness may be incurred under all of the provisions of the Indenture.

        "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

        "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

        "Designated Senior Indebtedness" means (i) any Indebtedness under the Credit Agreement and (ii) any other Indebtedness constituting Senior Indebtedness that, at the date of determination, has commitments for or an aggregate principal amount outstanding of at least $25 million and that is specifically designated by the Issuer, in the instrument creating or evidencing such Senior Indebtedness as "Designated Senior Indebtedness."

        "Disqualified Stock" means any class or series of Capital Stock of any Person that by its terms or otherwise is (i) required to be redeemed prior to the Stated Maturity of the Notes, (ii) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the Notes or (iii) convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the Notes shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Company's repurchase of such Notes as are required to be repurchased pursuant to the "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below.

        "fair market value" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution.

        "Foreign Subsidiaries" means Foodmaker International (Hong Kong), Ltd. and Foodmaker Franchise Overseas, Ltd.

        "GAAP" means generally accepted accounting principles in the United States of America as in effect as of April 14, 1998, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations contained or referred to in the Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indenture shall be made without giving effect to (i) the amortization of any expenses incurred in connection with the offering of the Notes or the establishment of the Credit Agreement (including the write-off of debt issuance costs in connection therewith), and (ii) except as otherwise provided, the amortization of any amounts required or permitted by Accounting Principles Board Opinion Nos. 16 and 17.

        "Government Securities" means direct obligations of, obligations fully guaranteed by, or participations in pools consisting solely of obligations of or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the option of the issuer thereof.

        "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm's-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

        "Incur" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingent or otherwise, such Indebtedness, including an "Incurrence" of Acquired Indebtedness; provided that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

        "Indebtedness" means, with respect to any Person at any date of determination (without duplication), (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (i) or (ii) above or (v), (vi) or (vii) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement), (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables, (v) all Capitalized Lease Obligations, (vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness, (vii) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person and (viii) to the extent not otherwise included in this definition, the CRC Obligations and obligations under Currency Agreements and Interest Rate Agreements. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided (A) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP, (B) that money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be "Indebtedness" so long as such money is held to secure the payment of such interest, and (C) that Indebtedness shall not include any liability for federal, state, local or other taxes.

        "Interest Coverage Ratio" means, on any Transaction Date, the ratio of
(i) the aggregate amount of Consolidated EBITDA for the then most recent four fiscal quarters prior to such Transaction Date for which reports have been filed with the Commission or provided to the Trustee pursuant to the "Commission Reports and Reports to Holders" covenant (the "Four Quarter Period") to (ii) the aggregate Consolidated Interest Expense during such Four Quarter Period. In making the foregoing calculation, (A) pro forma ,effect shall be given to any Indebtedness Incurred or repaid during the period (the "Reference Period") commencing on the first day of the Four Quarter Period and ending on the Transaction Date (other than Indebtedness Incurred under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any predecessor revolving credit or similar arrangement) in effect on the last day of such Four Quarter Period except to the extent any portion of such Indebtedness is projected, in the reasonable judgment of the senior management of the Company, to remain outstanding for a period in excess of 12 months from the date of the Incurrence thereof), in each case as if such Indebtedness had been Incurred or repaid on the first day of such Reference Period (and pro forma effect shall be given to the purchase of any U.S. government securities required to be purchased with the proceeds of any such Indebtedness and set aside to prefund the payment of interest on such Indebtedness at the time such Indebtedness is Incurred); (B) Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period; (C) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition and to any discharge of or other relief from Indebtedness to which the Company and its continuing Restricted Subsidiaries are not liable following any Asset Disposition) and the designation of Unrestricted Subsidiaries as Restricted Subsidiaries that occur during such Reference Period as if they had occurred and such proceeds had been applied and such discharge or relief has occurred on the first day of such Reference Period; and (D) pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition and to any discharge of or other relief from Indebtedness to which the Company and its continuing Restricted Subsidiaries are not liable following any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into the Company or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period; provided that to the extent that clause (C) or (D) of this sentence requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available.

        "Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

        "Investment" in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers, suppliers or contractors in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of the Company or its Restricted Subsidiaries) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include (i) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and (ii) the fair market value of the Capital Stock (or any other Investment), held by the Company or any of its Restricted Subsidiaries, of (or in) any Person that has ceased to be a Restricted Subsidiary, including without limitation, by reason of any transaction permitted by clause (iii) of the "Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries" covenant; provided that the fair market value of the Investment remaining in any Person that has ceased to be a Restricted Subsidiary shall not exceed the aggregate amount of Investments previously made in such Person valued at the time such Investments were made less the net reduction of such Investments. For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant described below, (i) "Investment" shall include the fair market value of the assets (net of liabilities (other than liabilities to the Company or any of its Restricted Subsidiaries)) of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary, (ii) the fair market value of the assets (net of liabilities (other than liabilities to the Company or any of its Restricted Subsidiaries)) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary shall be considered a reduction in outstanding Investments and (iii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer. Notwithstanding the foregoing, in no event shall any issuance of Capital Stock (other than Disqualified Stock) of the Company in exchange for Capital Stock, property or assets of another Person or any redemption or repurchase of the Notes or other Indebtedness of the Company or any Restricted Subsidiary for cash constitute an Investment by the Company in such other Person.

        "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

        "Moody's" means Moody's Investors Service, Inc. and its successors.

        "Net Cash Proceeds" means, (a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Company and its Restricted Subsidiaries, taken as a whole, (iii) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale and (iv) appropriate amounts to be provided by the Company or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP and (b) with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney's fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

        "Obligations" means any principal, interest, premium, if any, penalties, fees, indemnifications, reimbursements, damages or other liabilities payable under the documentation governing or otherwise in respect of any Indebtedness.

        "Offer to Purchase" means an offer to purchase Notes by the Company from the Holders commenced by mailing a notice to the Trustee and each Holder stating: (i) the covenant pursuant to which the offer is being made and that all Notes validly tendered will be accepted for payment on a pro rata basis; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Payment Date"); (iii) that any Note not tendered will continue to accrue interest pursuant to its terms; (iv) that, unless the Company defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;
(v) that Holders electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date; (vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and (vii) that Holders whose Notes are being purchased only in part will be issued Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof. On the Payment Date, the Company shall
(i) accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to an Offer to Purchase; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof. The Company will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase. The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that the Company is required to repurchase Notes pursuant to an Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with the provisions for such Offer to Purchase, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations with respect to such Offer to Purchase by virtue thereof.

        "Old Senior Notes" means the 9-1/4% Senior Notes due 1999 of the
Company.

        "Old Senior Subordinated Notes" means the 9-3/4% Senior Subordinated Notes due 2002 of the Company.

        "Pari Passu Indebtedness" means all Indebtedness of the Company ranking pari passu in right of payment with the Notes.

        "Permitted Investment" means (i) an Investment in the Company or a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, the Company or a Restricted Subsidiary; provided that such person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such Investment; (ii) Temporary Cash Investments; (iii) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP; (iv) stock, obligations or securities received in satisfaction of judgments or good faith settlement of litigation, disputes or other debts; (v) Interest Rate Agreements and Currency Agreements designed solely to protect the Company or its Restricted Subsidiaries against fluctuations in interest rates or foreign currency exchange rates; (vi) Investments in any Person the primary business of which is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries; provided that the aggregate amount of such

Investments does not exceed $25.0 million plus the net reduction in such Investments; (vii) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility, workers' compensation and other similar deposits; (viii) Investments made as a result of the receipt of non-cash consideration from an Asset Sale that was made in compliance with the covenant "Limitation on Asset Sales;" and (ix) documented loans on commercially reasonable terms to the Company's franchisees in the ordinary course of business of the Company and its Restricted Subsidiaries in an aggregate principal amount not to exceed $5.0 million at any time outstanding.

        "Permitted Junior Securities" means Capital Stock of the Company or any Subsidiary Guarantor or debt securities of the Company or any Subsidiary Guarantor that are subordinated to all Senior Indebtedness (and any debt securities issued in exchange for Senior Indebtedness) to substantially the same extent as, or to a greater extent than, the Notes are subordinated to Senior Indebtedness pursuant to the Indenture.

        "Permitted Lien" means (i) Liens existing on the date of such Indenture;
(ii) Liens for taxes, assessments or governmental charges or claims which are not yet delinquent or which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor, (iii) statutory Liens or landlords', carriers', warehousemen's, mechanics', suppliers', materialmen's, repairmen's or other like Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate process of law, if a reserve or other appropriate provisions, if any, as shall be required by generally accepted accounting principles shall have been made therefor; (iv) Liens (other than any Lien imposed by the Employee Retirement Income Security Act of 1974, as amended) incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (v) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of like nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (vi) attachment or judgment Liens not giving rise to a Default or an Event of Default; (vii) easements, rights-of-way, restrictions and other similar charges or encumbrances not interfering with the ordinary conduct of the business of the Company or any of its Subsidiaries; (viii) leases or subleases granted to others not interfering with the ordinary conduct of the business of the Company or any of its Subsidiaries; (ix) purchase money Liens incurred to secure the purchase price of property, which Lien shall not cover any property other than that being acquired, purchased, improved or constructed, and shall not cover property purchased, acquired, constructed or improved more than 18 months before the creation of such Lien; (x) title defects or irregularities which do not in the aggregate materially impair the use of the property; (xi) any interest or title of a lessor under Capitalized Lease Obligations otherwise permitted under the Indenture; (xii) Liens securing obligations under the Credit Agreement and the other documents entered into in connection therewith, including, without limitation, Interest Rate Agreements and Currency Agreements relating thereto or otherwise in respect thereof; (xiii) Liens securing Acquired Indebtedness created prior to (and not in connection with or in contemplation of) the incurrence of such Indebtedness by the Company or any Restricted Subsidiary; provided that such Lien does not extend to any property or assets of the Company or any Subsidiary other than the assets acquired in connection with the incurrence of such Acquired Indebtedness; (xiv) extensions, renewals or refunding of any Liens referred to in clauses (i) through (xiii) above, provided that the renewal, extension or refunding is limited to all or part of the property securing the original Lien; (xiv) Liens in addition to the foregoing provided that the amount of the obligations secured by such Liens does not exceed in the aggregate $1.0 million.

        "Preferred Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person's preferred or preference stock, whether outstanding on April 14, 1998 or issued thereafter, including, without limitation, all series and classes of such preferred or preference stock.

        "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

        "Senior Indebtedness" means the following obligations of the Company or the Subsidiary Guarantors, whether outstanding on April 14, 1998 or thereafter
Incurred: (i) all Indebtedness and all other monetary obligations (including, without limitation, expenses, fees, principal, interest, reimbursement obligations under letters of credit and indemnities payable in connection therewith) of the Company or the Subsidiary Guarantors under (or in respect

of) the Credit Agreement or any Interest Rate Agreement or Currency Agreement relating to or otherwise in respect of the Indebtedness under the Credit Agreement and (ii) all other Indebtedness and all other monetary obligations of the Company or the Subsidiary Guarantors (other than the Notes, but including the CRC Obligations), including principal and interest on such Indebtedness, unless such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, is pari passu with, or subordinated in right of payment to, the Notes or the Subsidiary Guarantees, as the case may be; provided that the term "Senior Indebtedness" shall not include
(a) any Indebtedness of the Company or the Subsidiary Guarantors that, when Incurred, was without recourse to the Company or the Subsidiary Guarantor, as the case may be, (b) any Indebtedness of the Company to a Subsidiary of the Company, or to a joint venture in which the Company has an interest, (c) any Indebtedness of the Company or a Subsidiary Guarantor, as the case may be, to the extent not permitted by the "Limitation on Indebtedness" covenant or the "Limitation on Senior Subordinated Indebtedness" covenant described below, (d) any repurchase, redemption or other obligation in respect of Disqualified Stock,
(e) any Indebtedness to any employee of the Company or any of its Subsidiaries,
(f) any liability for taxes owed or owing by the Company or any of its Subsidiaries, (g) any Trade Payables or (h) the Old Senior Subordinated Notes. Senior Indebtedness will also include interest accruing subsequent to events of bankruptcy of the Company and its Subsidiaries at the rate provided for in the document governing such Senior Indebtedness, whether or not such interest is an allowed claim enforceable against the debtor in a bankruptcy case under bankruptcy law.

        "Senior Subordinated Obligations" means any principal of, premium, if any, interest, or other amounts due, on the Notes payable pursuant to the terms of the Notes or upon acceleration, including any amounts received upon the exercise of rights of rescission or other rights of action (including claims for damages) or otherwise, to the extent relating to the purchase price of the Notes or amounts corresponding to such principal, premium, if any, or interest on the Notes.

        "Significant Subsidiary" means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries, (i) for the most recent fiscal year of the Company, accounted for more than 10% of the consolidated revenues of the Company and its Restricted Subsidiaries or (ii) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of the Company and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of the Company for such fiscal year.

        "S&P" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, and its successors.

        "Stated Maturity" means, (i) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (ii) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

        "Subsidiary" means, with respect to any Person, any corporation, association, business trust or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

        "Subsidiary Guarantors" means (i) each of the following Wholly Owned Restricted Subsidiaries of the Company: CP Distribution Co., a Delaware corporation; CP Wholesale Co., a Delaware corporation; Foodmaker International Franchising, Inc., a Delaware corporation; and JACK IN THE BOX , Inc., a New Jersey corporation; and (ii) any other Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the Indenture, and their respective successors and assigns.

        "Temporary Cash Investment" means any of the following: (i) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof, (ii) time deposit accounts, certificates of deposit and money market deposits maturing within one year of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50 million (or the



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foreign currency equivalent thereof) and (unless such accounts, certificates or deposits are fully insured by the FDIC) has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause
(ii) above, (iv) commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P or maturing not more than 90 days after the date of execution, with a rating at the time of any investment therein of "P-2" (or higher) according to Moody's or "A-2" (or higher) by S&P, (v) securities with maturities of one year or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or Moody's and (vi) other dollar denominated securities issued by any Person incorporated in the United States rated at least "A" or the equivalent by S&P or at least "A2" or the equivalent by Moody's and in each case either (A) maturing not more than one year after the date of acquisition or (B) which are subject to a repricing arrangement (such as a Dutch auction) not more than one year after the date of acquisition (and reprices at least yearly thereafter) which the Person making the investment believes in good faith will permit such Person to sell such security at par in connection with such repricing mechanism.

        "Trade Payables" means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Restricted Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services, including without limitation, obligations under (or in respect of) construction contracts (to the extent such obligations do not constitute Indebtedness for borrowed money).

        "Transaction Date" means, with respect to the Incurrence of any Indebtedness by the Company or any of its Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

        "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; (ii) any Subsidiary of an Unrestricted Subsidiary; (iii) the CRS Subsidiaries; and (iv) the Foreign Subsidiaries. The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any Restricted Subsidiary; provided that (A) any Guarantee by the Company or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an "Incurrence" of such Indebtedness and an "Investment" by the Company or such Restricted Subsidiary (or both, if applicable) at the time of such designation; (B) either (I) the Subsidiary to be so designated has total assets of $1,000 or less or (II) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the "Limitation on Restricted Payments" covenant described below; and (C) if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under the "Limitation on Indebtedness" and "Limitation on Restricted Payments" covenants described below. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that (i) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation and (ii) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred (and shall be deemed to have been Incurred) for all purposes of the Indenture. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

        "Voting Stock" means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.


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        "Wholly Owned" means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

COVENANTS

Limitation on Indebtedness

        (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (other than the Notes and the Subsidiary Guarantees and Indebtedness existing on April 14, 1998, including the Old Senior Notes and the Old Senior Subordinated Notes until redeemed); provided that the Company or any Restricted Subsidiary may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Interest Coverage Ratio would be greater than 2.25:1.

        Notwithstanding the foregoing, the Company and any Restricted Subsidiary (except as specified below) may Incur each and all of the following:

               (i) Indebtedness outstanding at any time in an aggregate principal amount not to exceed $185.0 million, less any amount of such Indebtedness permanently repaid as provided under the "Limitation on Asset Sales" covenant described below;

               (ii) Indebtedness owed (A) by a Restricted Subsidiary to the Company; provided that if such Indebtedness exceeds $500,000 it shall be evidenced by a promissory note or (B) by the Company or a Restricted Subsidiary to any Restricted Subsidiary; provided that any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or another Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (ii);

               (iii) Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness (other than Indebtedness Incurred under clause (i), (ii) or (iv) of this paragraph) and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); provided that Indebtedness the proceeds of which are used to refinance or refund the Notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the Notes shall only be permitted under this clause (iii) if (A) in case the Notes are refinanced in part or the Indebtedness to be refinanced is pari passu with the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining Notes, (B) in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Notes at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes and (C) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded; and provided further that in no event may Indebtedness of the Company that is pari passu with or subordinated in right of payment to the Notes be refinanced by means of any Indebtedness of any Restricted Subsidiary pursuant to this clause (iii);

               (iv) Indebtedness (A) in respect of performance, surety or appeal bonds provided in the ordinary course of business, (B) under Currency Agreements and Interest Rate Agreements; provided that such agreements
        (a) are designed solely to protect the Company or its Restricted Subsidiaries against fluctuations in foreign currency exchange rates or interest rates and (b) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder; and (C) arising


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

        from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by the Company or any Restricted Subsidiary in connection with such disposition;

               (v) Indebtedness of the Company, to the extent the net proceeds thereof are promptly (A) used to purchase Notes tendered in an Offer to Purchase made as a result of a Change in Control or (B) deposited to defease the Notes as described below under "-- Legal Defeasance and Covenant Defeasance";

               (vi) purchase money Indebtedness and Capitalized Lease Obligations secured by Liens described in clauses (ix) or (xi) of the definition of "Permitted Liens," provided, that the aggregate principal amount thereof incurred in any fiscal year (other than Capitalized Lease Obligations permitted under clause (vii) below), shall not exceed $15.0 million;

               (vii) Capitalized Lease Obligations incurred in connection with the sale of any property or assets in any sale and leaseback transaction with any Person providing for the leasing by the Company or any of its Restricted Subsidiaries of real or personal property which has been sold by the Company or such Restricted Subsidiary for fair market value in an aggregate amount not to exceed $15.0 million in any fiscal year;

               (viii) Indebtedness of a franchisee assumed by the Company or any Restricted Subsidiary in connection with the purchase by the Company or such Restricted Subsidiary of restaurants operated by such franchisee and all franchise rights of such franchisee related to the purchased restaurants, provided that the aggregate principal amount of all Indebtedness permitted under this clause shall not exceed $5.0 million at any time outstanding;

               (ix) Indebtedness evidenced by letters of credit issued in the ordinary course of business of the Company and/or any Restricted Subsidiary to secure workers' compensation and other insurance coverage; and

               (x) Indebtedness, in addition to Indebtedness permitted under clauses (i) through (ix) above, in an aggregate principal amount outstanding at any time not to exceed $20.0 million less any amount of such Indebtedness permanently repaid as provided under the "Limitation on Asset Sales" covenant described below.

        (b) Notwithstanding any other provision of this "Limitation on Indebtedness" covenant, the maximum amount of Indebtedness that the Company or a Restricted Subsidiary may Incur pursuant to this "Limitation on Indebtedness" covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, due solely to the result of fluctuations in the exchange rates of currencies.

        (c) For purposes of determining any particular amount of Indebtedness under this "Limitation on Indebtedness" covenant, (1) Indebtedness Incurred under the Credit Agreement first shall be treated as Incurred pursuant to clause
(i) of the second paragraph of this "Limitation on Indebtedness" covenant to the full extent of Indebtedness permitted under such clause (it being understood that additional Indebtedness under the Credit Agreement may be incurred to the full extent permitted under any other provision of the Indenture), (2) Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included and (3) any Liens granted pursuant to the equal and ratable provisions referred to in the "Limitation on Liens" covenant described below shall not be treated as Indebtedness. For purposes of determining compliance with this "Limitation on Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses (other


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

than Indebtedness referred to in clause (1) of the preceding sentence), the Company, in its sole discretion, shall classify, and from time to time may reclassify, such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.

Limitation on Senior Subordinated Indebtedness

        The Company shall not Incur any Indebtedness that is subordinate in right of payment to any Senior Indebtedness unless such Indebtedness is pari passu with, or subordinated in right of payment to, the Notes and the Subsidiary Guarantors shall not Incur any Indebtedness that is subordinate in right of payment to any Senior Indebtedness unless such Indebtedness is pari passu with, or subordinated in right of payment to, the Subsidiary Guarantees; provided that the foregoing limitation shall not apply to distinctions between categories of Senior Indebtedness of the Company or the Subsidiary Guarantors that exist by reason of any Liens or Guarantees arising or created in respect of some but not all such Senior Indebtedness.

Limitation on Liens

        The Indenture will provide that the Company will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Liens other than Permitted Liens unless the Indebtedness under the Notes and the Subsidiary Guarantees is secured on an equal and ratable basis with the Indebtedness secured.

Limitation on Restricted Payments

        The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, (i) declare or pay any dividend or make any distribution on or with respect to its Capital Stock (other than (x) dividends or distributions payable solely in shares of its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock and (y) pro rata dividends or distributions on Common Stock of Restricted Subsidiaries held by minority stockholders) held by Persons other than the Company or any of its Restricted Subsidiaries, (ii) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of (A) the Company or an Unrestricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person or (B) a Restricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Affiliate of the Company (other than a Wholly Owned Restricted Subsidiary) or any holder (or any Affiliate of such holder) of 5% or more of the Capital Stock of the Company, (iii) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of the Company that is subordinated in right of payment to the Notes or (iv) make any Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (i) through (iv) above being collectively "Restricted Payments") if, at the time of, and after giving effect to, the proposed Restricted Payment: (A) a Default or Event of Default shall have occurred and be continuing, (B) the Company could not Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant or (C) the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) made after April 14, 1998 shall exceed the sum of (1) 50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of the amount of such loss) (determined by excluding income resulting from transfers of assets by the Company or a Restricted Subsidiary to an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken as one accounting period) beginning on January 19, 1998 and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed with the Commission or provided to the Trustee pursuant to the "Commission Reports and Reports to Holders" covenant plus (2) the aggregate Net Cash Proceeds received by the Company after April 14, 1998 from the issuance and sale permitted by the Indenture of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of the Company, including an issuance or sale permitted by the Indenture of Indebtedness of the Company for cash subsequent to April 14, 1998 upon the conversion of such Indebtedness into Capital Stock (other than Disqualified Stock) of the Company, or from the issuance to a Person who is not a Subsidiary of the Company of any options, warrants or other rights to acquire Capital Stock of the Company (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of


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

the Notes), plus (3) an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments"), not to exceed, in each case, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

        The foregoing provision shall not be violated by reason of: (i) the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph; (ii) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (iii) of the second paragraph of part (a) of the "Limitation on Indebtedness" covenant; (iii) the repurchase, redemption or other acquisition of Capital Stock of the Company or an Unrestricted Subsidiary (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock); (iv) the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of Indebtedness of the Company which is subordinated in right of payment to the Notes in exchange for, or out of the proceeds of, a substantially concurrent offering of, shares of the Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock); (v) payments or distributions, to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company; (vi) Investments acquired in exchange for Capital Stock (other than Disqualified Stock) of the Company; (vii) payments of amounts required for any repurchase, redemption, retirement or other acquisition of any Capital Stock of the Company or any options or rights to acquire such Capital Stock of the Company owned by any director, officer or employee of the Company or its Subsidiaries pursuant to any management equity subscription agreement, stock option agreement or similar agreement, or otherwise upon the death, disability, retirement or termination of employment or departure from the Board of Directors of the Company; provided that the aggregate price paid for all such repurchased, redeemed, retired or acquired Capital Stock of the Company or options shall not exceed in the aggregate $1.0 million; or (viii) Restricted Payments in an aggregate amount not to exceed $5.0 million; provided that, except in the case of clauses (i) and (iii), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein.

        Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payment referred to in clause (ii) thereof, an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (iii) or (iv) thereof and an Investment referred to in clause (vi) thereof), and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (iii) and (iv), shall be included in calculating whether the conditions of clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant have been met with respect to any subsequent Restricted Payments. In the event the proceeds of an issuance of Capital Stock of the Company are used for the redemption, repurchase or other acquisition of the Notes, or Indebtedness that is pari passu with the Notes, then the Net Cash Proceeds of such issuance shall be included in clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of Indebtedness.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

        The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by the Company or any other Restricted Subsidiary, (ii) pay any Indebtedness owed to the Company or any other Restricted Subsidiary, (iii) make loans or advances to the Company or any other Restricted Subsidiary or (iv) transfer any of its property or assets to the Company or any other Restricted Subsidiary.

        The foregoing provisions shall not restrict any encumbrances or restrictions: (i) existing on April 14, 1998 in the Credit Agreement, the Indenture or any other agreements in effect on April 14, 1998, and any modifications, extensions, refinancings, renewals, substitutions or replacements of such agreements; provided that the encumbrances and restrictions in any such modifications, extensions, refinancings, renewals, substitutions or replacements are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being modified, extended, refinanced, renewed, substituted or replaced; (ii) existing under or by reason of applicable law; (iii) existing with respect to any Person or the property or assets of such Person acquired by the Company or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired; (iv) in the case of clause
(iv) of the first paragraph of this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant, (A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,
(B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture or (C) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary; (v) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary; or (vi) contained in the terms of any Indebtedness or any agreement pursuant to which such Indebtedness was issued if (A) the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant contained in such Indebtedness or agreement, (B) the encumbrance or restriction is not materially more disadvantageous to the Holders of the Notes than is customary in comparable financings (as determined by the Company) and
(C) the Company determines that any such encumbrance or restriction will not materially affect the Company's ability to make principal or interest payments on the Notes. Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant shall prevent the Company or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitation on Liens" covenant or (2) restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Indebtedness of the Company or any of its Restricted Subsidiaries.

Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries

        The Company will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except (i) to the Company or a Wholly Owned Restricted Subsidiary; (ii) issuances of director's qualifying shares or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law; (iii) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the "Limitation on Restricted Payments" covenant if made on the date of such issuance or sale; or (iv) issuances or sales of Common Stock of a Restricted Subsidiary, provided that the Company or such Restricted Subsidiary applies the Net Cash Proceeds, if any, of any such sale in accordance with clause (A) or (B) of the "Limitation on Asset Sales" covenant described below.

Additional Subsidiary Guarantees

        The Indenture will provide that if the Company or any of its Restricted Subsidiaries shall acquire or create another Restricted Subsidiary after the date of the Indenture, then such newly acquired or created Restricted Subsidiary shall execute a Subsidiary Guarantee and deliver an opinion of counsel, in accordance with the terms of the Indenture.


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

Limitation on Transactions with Affiliates and Certain Stockholders

        The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of the Company or with any Affiliate of the Company or any Restricted Subsidiary, except upon fair and reasonable terms no less favorable to the Company or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction with a Person that is not such a holder or an Affiliate.

        The foregoing limitation does not limit, and shall not apply to (i) transactions (A) approved by a majority of the disinterested members of the Board of Directors or (B) for which the Company or a Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to the Company or such Restricted Subsidiary from a financial point of view; (ii) any transaction solely between the Company and any of its Wholly Owned Restricted Subsidiaries or solely between Wholly Owned Restricted Subsidiaries; (iii) customary directors' fees, indemnification and similar arrangements, employee salaries and bonuses, employment agreements and arrangements or compensation or employee benefit arrangements (including options) in the ordinary course of business;
(iv) any payments or other transactions pursuant to any tax-sharing agreement between the Company and any other Person with which the Company files a consolidated tax return or with which the Company is part of a consolidated group for tax purposes; (v) loans or advances to officers or employees of the Company or any Restricted Subsidiary made in the ordinary course of business of the Company or such Restricted Subsidiary to pay business related travel expenses or reasonable relocation costs of such officers or employees in connection with their employment by the Company or such Restricted Subsidiary;
(vi) leases or repurchases of property, in each case on terms set forth in agreements as in effect on the date hereof, by the Company or any Restricted Subsidiary from CRC-I Limited Partnership, CRC-II Limited Partnership or any transferee of an estate for years from such Persons; or (vii) any Restricted Payments not prohibited by the "Limitation on Restricted Payments" covenant. Notwithstanding the foregoing, any transaction or series of related transactions covered by the first paragraph of this "Limitation on Transactions with Shareholders and Affiliates" covenant and not covered by clauses (ii) through
(vii) of this paragraph, (a) the aggregate amount of which exceeds $1.0 million in value, must be approved or determined to be fair in the manner provided for in clause (i)(A) or (B) above and (b) the aggregate amount of which exceeds $3.0 million in value, must be determined to be fair in the manner provided for in clause (i)(B) above.

Limitation on Asset Sales

        The Company will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale, unless (i) the consideration received by the Company or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of and (ii) at least 85% of the consideration (excluding contingent liabilities assumed by the transferee of any such assets) received consists of cash or Temporary Cash Investments or the assumption of Senior Indebtedness of the Company or a Subsidiary Guarantor, provided that the Company or such Restricted Subsidiary is irrevocably released from all liability under such Indebtedness. In the event and to the extent that the Net Cash Proceeds received by the Company or any of its Restricted Subsidiaries from one or more Asset Sales occurring on or after April 14, 1998 in any period of 12 consecutive months exceed 10% of Adjusted Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of the Company and its Subsidiaries has been filed with the Commission or provided to the Trustee pursuant to the "Commission Reports and Reports to Holders" covenant), then the Company shall or shall cause the relevant Restricted Subsidiary to (i) within twelve months after the date Net Cash Proceeds so received exceed 10% of Adjusted Consolidated Net Tangible Assets (A) apply an amount equal to such excess Net Cash Proceeds to permanently repay Senior Indebtedness of the Company or a Subsidiary Guarantor or (B) invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in property or assets (other than current assets) of a nature or type or that are used in a business (or in a company having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, the Company and its Restricted Subsidiaries existing on the date of such investment and (ii) apply (no later than the end


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

of the 12-month period referred to in clause (i)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (i)) as provided in the following paragraph of this "Limitation on Asset Sales" covenant. The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause (i) of the preceding sentence and not applied as so required by the end of such period shall constitute "Excess Proceeds."

        If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this "Limitation on Asset Sales" covenant totals at least $5.0 million, the Company must commence, not later than the fifteenth Business Day of such month, an Offer to Purchase to the Holders of the Notes and, to the extent required by the terms of any Pari Passu Indebtedness, an Offer to Purchase to all holders of such Pari Passu Indebtedness, the maximum principal amount of Notes and any such Pari Passu Indebtedness that may be purchased out of the Excess Proceeds, at an offer price equal to 100% of the principal amount thereof, plus, in each case, accrued and unpaid interest and Additional Interest, if any, to the Payment Date. If the aggregate principal amount of Notes and any such Pari Passu Indebtedness tendered by holders thereof exceeds the amount of Excess Proceeds, the Notes and Pari Passu Indebtedness shall be purchased on a pro rata basis. Upon the completion of any such Offers to Purchase, the amount of Excess Proceeds shall be reset at zero.

Repurchase of Notes upon a Change of Control

        The Company must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all Notes then outstanding, at a purchase price equal to 101% of the principal amount thereof, plus accrued interest (if any) to the Payment Date.

        There can be no assurance that the Company will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Notes) required by the foregoing covenant (as well as may be contained in other securities of the Company which might be outstanding at the time). The above covenant requiring the Company to repurchase the Notes will, unless consents are obtained, require the Company to repay all indebtedness then outstanding which by its terms would prohibit such Note repurchase, either prior to or concurrently with such Note repurchase.

        The Company will not be required to make an Offer to Purchase pursuant to this covenant if a third party makes an Offer to Purchase in compliance with this covenant and repurchases all Notes validly tendered and not withdrawn under such Offer to Purchase.

COMMISSION REPORTS AND REPORTS TO HOLDERS

        The Indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company and the Subsidiary Guarantors have agreed that, for so long as any Notes remain outstanding, they will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

EVENTS OF DEFAULT AND REMEDIES

        The following events are defined as "Events of Default" in the
Indenture: (a) default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise, whether or not such payment is prohibited by the provisions described above under "-- Ranking"; (b) default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days, whether or not such payment is prohibited by the provisions described above under "-- Ranking"; (c) default in the performance or breach of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of the Company or the failure to make or consummate an Offer to Purchase in accordance with the "Limitation on Asset Sales" or "Repurchase of Notes upon a Change of Control" covenant; (d) the Company or any Subsidiary Guarantor defaults in the performance of or breaches any other covenant or agreement of the Company or any Subsidiary Guarantor in the Indenture or under the Notes (other than a default specified in clause (a), (b) or (c) above) and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes; (e) there occurs with respect to any issue or issues of Indebtedness of the Company or any Significant Subsidiary having an outstanding principal amount of $5.0 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (I) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (II) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default; (f) any final judgment or order (not covered by insurance) for the payment of money in excess of $5.0 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against the Company or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $5.0 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; (g) except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect in any material respect or any Subsidiary Guarantor, or any Person acting on behalf of any Subsidiary Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; (h) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of the Company or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (C) the winding up or liquidation of the affairs of the Company or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; and (i) the Company or any Significant Subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (C) effects any general assignment for the benefit of creditors.

        If an Event of Default (other than an Event of Default specified in clause (h) or (i) above that occurs with respect to the Company or a Significant Subsidiary) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes, then outstanding, by written notice to the Company (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable; provided that any such declaration of acceleration shall not become effective until the earlier of (A) five Business Days after receipt of the acceleration notice by the Bank Agent and the Company or (B) acceleration of the Indebtedness under the Credit Agreement; provided further that such acceleration shall automatically be rescinded and annulled without any further action required on the part of the Holders in the event that any and all Events of Default specified in the acceleration notice under the Indenture shall have been cured, waived or otherwise remedied as provided in the Indenture prior to the expiration of the period referred to in the preceding clauses (A) and (B). In the event of a declaration of acceleration because an Event of Default set forth in clause (e) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (e) shall be remedied or cured by the Company or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause
(h) or (i) above occurs with respect to the Company or a Significant Subsidiary, the principal of, premium, if any, and accrued interest on the Notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of at least a majority in principal amount of the outstanding Notes by written notice to the Company and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see " -- Amendment, Supplement, and Waiver."

        The Holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless: (i) the Holder gives the Trustee written notice of a continuing Event of Default;
(ii) the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy; (iii) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense; (iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and (v) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request. However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder.

        The Indenture requires certain officers of the Company to certify, on or before a date not more than 105 days after the end of each fiscal year, that a review has been conducted of the activities of the Company and its Restricted Subsidiaries and the Company's and its Restricted Subsidiaries' performance under the Indenture and that the Company has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. The Company is also obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

MERGER, CONSOLIDATION, OR SALE OF ASSETS

        The Company will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into the Company unless: (i) the Company shall be the continuing Person, or the Person (if other than the Company) formed by such consolidation or into which the Company is merged or that acquired or leased such property and assets of the Company shall be a corporation organized and validly existing under the laws of the United States of America or any state or jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of the Company on all of the Notes and under the Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction on a pro forma basis, the Company or any Person becoming the successor obligor of the Notes shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction;
(iv) immediately after giving effect to such transaction on a pro forma basis the Company, or any Person becoming the successor obligor of the Notes, as the case may be, could Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant; provided that this clause (iv) shall not apply to a consolidation, merger or sale of all (but not less than all) of the assets of the Company if all Liens and Indebtedness of the Company or any Person becoming the successor obligor on the Notes, as the case may be, and its Restricted Subsidiaries outstanding immediately after such transaction would, if Incurred at such time, have been permitted to be Incurred (and all such Liens and Indebtedness, other than Liens and Indebtedness of the Company and its Restricted Subsidiaries outstanding immediately prior to the transaction, shall be deemed to have been Incurred) for all purposes of the Indenture; and (v) the Company delivers to the Trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clauses
(iii) and (iv)) and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; provided, however, that clauses (iii) and (iv) above do not apply if, in the good faith determination of the Board of Directors of the Company, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of incorporation of the Company and that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

        Upon the occurrence of any transaction described in the immediately preceding paragraph in which the Company is not the continuing corporation, the successor corporation formed by such a consolidation or into which the Company is merged or to which such transfer is made will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such successor corporation had been named as the Company therein.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

        The Company may, at its option and at any time, elect to have all of its obligations and the obligations of the Subsidiary Guarantors discharged with respect to the outstanding Notes and Subsidiary Guarantees ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest and Additional Interest, if any, on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Subsidiary Guarantors released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest and Additional Interest, if any, on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (viii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

        A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

        The registered Holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

        Except as provided in the next two succeeding paragraphs, the Indenture, the Notes or the Subsidiary Guarantees may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture, the Notes or the Subsidiary Guarantees may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

        Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the captions "Repurchase of Notes Upon a Change of Control" and "Covenants -- Limitation on Asset Sales," which may be amended with the consent of the Holders of at least a majority in principal amount of Notes then outstanding), (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes, (vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the captions "Repurchase of Notes upon a Change of Control" and "Covenants -- Limitation on Asset Sales,") or (viii) make any change in the foregoing amendment and waiver provisions.

        Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company and the Trustee may amend or supplement the Indenture, the Notes or the Subsidiary Guarantees to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to Holders of Notes in the case of a merger or consolidation, to provide for additional Subsidiary Guarantors or for the release or assumption of a Subsidiary Guarantee in compliance with the

Indenture, to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

        No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

CONCERNING THE TRUSTEE

        The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

        The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

AVAILABLE INFORMATION

        Anyone who receives this Offering Circular may obtain a copy of the Indenture and Registration Rights Agreement without charge by writing to Foodmaker, Inc. 9330 Balboa Avenue, San Diego, California 92123.

BOOK-ENTRY, DELIVERY AND FORM

        Old Notes offered and sold to Qualified Institutional Buyers ("QIBs") in reliance on Rule 144A under the Securities Act are represented by a single, permanent Global Note in definitive, fully registered book-entry form (the "Rule 144A Global Note") and are registered in the name of Cede & Co., as nominee of DTC on behalf of purchasers of the Old Notes represented thereby for credit to the respective accounts of such purchasers (or to such other accounts as they may direct) at DTC.

        Old Notes originally offered and sold in reliance on Regulation S under the Securities Act, if any, are initially represented by a single, permanent Global Note in definitive, fully registered book-entry form (the "Regulation S Global Note") registered in the name of Cede & Co., as nominee of DTC and deposited on behalf of the purchasers of the Old Notes represented thereby with a custodian for DTC for credit to the respective accounts of such purchasers (or to such other accounts as they directed) at the Euroclear System ("Euroclear") or Cedel Bank, societe anonyme ("Cedel"). Prior to the 40th day after the later of the commencement of the issuance of the Original Notes and the Issue Date, interests in the Regulation S Global Note may only be held through Euroclear or Cedel.

        Old Notes held by QIBs who elected to take physical delivery of their certificates instead of holding their interest through the Rule 144A Global Note (and which are thus ineligible to trade through DTC) (the "Series A Non-Global Purchasers") are issued in fully registered form ("Certificated Notes"). Upon the transfer of such Certificated Notes to a QIB or in an offshore transaction under Rule 903 or 904 of Regulation S under the Securities

Act, such Certificated Notes will, unless such Rule 144A Global Note has previously been exchanged in whole for Certificated Notes, be exchanged for an interest in the Rule 144A Global Note and/or the Regulation S Global Note upon delivery of appropriate certifications to the Trustee. Transfers of Certificated Notes, any interest in the Rule 144A Global Note and any interest in the Regulation S Global Note are subject to certain restrictions.

Exchange Notes

        Exchange Notes issued in exchange for Old Notes originally offered and sold (i) to QIBs in reliance on Rule 144A under the Securities Act or (ii) in reliance on Regulation S under the Securities Act will be represented by a single, permanent Global Note in definitive, fully registered book-entry form (the "Exchange Global Note" and together with the Rule 144A Global Note and the Regulation S Global Note, the "Global Notes"), which will be registered in the name of Cede & Co., as nominee of DTC on behalf of persons who receive Exchange Notes represented thereby for credit to the respective accounts of such persons (or to such other accounts as they may direct) at DTC.

        Exchange Notes issued in exchange for Old Notes will be issued, upon request, in fully registered form (together with the Certificated Notes, the "Certificated Notes"), but otherwise such holders will only be entitled to registration of their respective Exchange Notes in book-entry form under the Exchange Global Note.

The Global Notes

        The Company expects that pursuant to procedures established by DTC (a) upon deposit of the Global Notes, DTC or its custodian will credit on its internal system portions of the Global Notes, which shall be comprised of the corresponding respective amount of the Global Notes to the respective accounts of persons who have accounts with such depository and (b) ownership of the Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee (with respect to interests of Participants (as defined below) and the records of Participants (with respect to interests of persons other than Participants)). Ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC ("Participants") or persons who hold interests through Participants. Holders may hold their interests in the Global Notes directly through DTC if they are Participants in such system, or indirectly through organizations which are Participants in such system.

        So long as DTC or its nominee is the registered owner or holder of any of the Notes, DTC or such nominee will be considered the sole owner or holder of such Notes represented by the Global Notes for all purposes under the Indenture and under the Notes represented thereby. No beneficial owner of an interest in the Global Notes will be able to transfer such interest except in accordance with the applicable procedures of DTC in addition to those provided for under the Indenture.

        Payments of the principal of, premium, if any, and interest on the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Trustee or any Paying Agent under the Indenture will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

        The Company expects that DTC or its nominee, upon receipt of any payment of the principal of, premium, if any, and interest on the Global Notes will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in the Global Notes held through such Participants will be governed by standing instructions and customary practice as is now the case with Notes held for the accounts of customers registered in the names of nominees for such customers. Such payment will be the responsibility of such Participants.

        Transfers between Participants in DTC will be effected in accordance with DTC rules and will be settled in immediately available funds. If a holder requires physical delivery of a Certificated Note for any reason, including


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

to sell Senior Notes to persons in states which require physical delivery of such Notes or to pledge such Senior Notes, such holder must transfer its interest in the Global Notes in accordance with the normal procedures of DTC and in accordance with the procedures set forth in the Indenture.

        Before the 40th day after the later of the commencement of the issuance of the Notes and the Issue Date, transfers by an owner of a beneficial interest in the Regulation S Global Note to a transferee who takes delivery of such interest through the Rule 144A Global Note will be made only in accordance with the applicable procedures and upon receipt by the Trustee and the Company of a written certification from the transferor of the beneficial interest in the form provided in the Indenture to the effect that such transfer is being made to a person whom the transferor reasonably believes is a QIB within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A and as permitted consistent with Regulation S.

        Transfers by an owner of a beneficial interest in the Rule 144A Global Note to a transferee who takes delivery of such interest through the Regulation S Global Note, whether before, on or after the 40th day after the later of the commencement of the issuance of the Notes and the Issue Date, will be made only upon receipt by the Trustee and the Company of a certification to the effect that such transfer is being made in accordance with Regulation S. Transfers of Certificated Notes held by institutional Accredited Investors to persons who will hold beneficial interests in the Rule 144A Global Note or the Regulation S Global Note will be subject to certifications provided by the Trustee.

        Any beneficial interest in one of the Global Notes that is transferred to a person who takes delivery in the form of an interest in the other Global Note will, upon transfer, cease to be an interest in such Global Note and become an interest in the other Global Note and, accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to beneficial interests in such other Global Note for as long as it remains such an interest.

        DTC has advised the Company that DTC will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more Participants to whose account the DTC interests in the Global Notes are credited and only in respect of the aggregate principal amount as to which such Participant or Participants has or have given such direction.

        However, if there is an Event of Default under the Indenture, DTC will exchange the Global Notes for Certificated Notes, which it will distribute to its Participants and which, in the case of Certificated Notes, will be legended.

        DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly.

        Although DTC, Euroclear and Cedel are expected to follow the foregoing procedures in order to facilitate transfers of interests in the Global Notes among Participants of DTC, Euroclear and Cedel, as applicable, they are under no obligation to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Trustee, Registrar or the Paying Agent will have any responsibility for the performance by DTC, Euroclear or Cedel or their respective direct or indirect Participants of their respective obligations under the rules and procedures governing their operations.


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

Certificated Notes

        Interests in Global Notes will be exchanged for Certificated Notes if
(i) DTC notifies the Company that it is unwilling or unable to continue as depository for the Global Notes, or DTC ceases to be a "Clearing Agency" registered under the Exchange Act, and a successor depository is not appointed by the Company within 90 days, or (ii) an Event of Default has occurred and is continuing with respect to the Notes. Upon the occurrence of any of the events described in the preceding sentence, the Company will cause the appropriate Certificated Notes to be delivered.


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

                       DESCRIPTION OF CERTAIN INDEBTEDNESS

        The following is a summary of important terms of certain indebtedness of the Company.

CREDIT FACILITY

        On April 1, 1998, the Company entered into the Credit Facility with NationsBank of Texas, N.A., as agent ("NationsBank"). The following description summarizes the principal terms of the Credit Facility and is qualified in its entirety by reference to the terms of the Credit Facility.

        The Credit Facility provides for a revolving credit facility with an aggregate principal amount of up to $175 million (including a $25 million sublimit for letters of credit) and has a term of five years (the "Credit Facility Termination Date"). Subject to the satisfaction of customary conditions, advances under the Credit Facility may be made at any time prior to the Credit Facility Termination Date and may be used for working capital, capital expenditures and other lawful corporate purposes, including the refinancing of certain existing debt of the Company.

        At the Company's election, amounts advanced under the Credit Facility bear interest at (i) the Base Rate plus the Applicable Base Rate Margin or (ii) the Eurodollar Rate plus the Applicable Eurodollar Margin. The "Base Rate" is equal to the highest of (a) the rate of interest announced publicly by NationsBank from time to time as NationsBank's prime rate and (b) the federal funds rate plus .5%, in each case as in effect from time to time. The "Eurodollar Rate" is the rate for eurodollar deposits for one, two, three or six months (as selected by the Company) in the interbank eurodollar market. The Applicable Base Rate Margin in effect at any time will range from zero to .5%, based on the Company's Total Funded Debt to EBITDA Ratio (as defined in the Credit Facility). The Applicable Eurodollar Rate Margin in effect at any time will range from .625% to 1.625%, based on the Company's Total Funded Debt to EBITDA Ratio (as defined in the Credit Facility). Interest payments on advances which bear interest based upon the Base Rate are due quarterly in arrears and on the Credit Facility Termination Date, and interest payments on advances which bear interest based upon the Eurodollar Rate are due on the last day of each relevant interest period (or if such period exceeds three months, on each three month anniversary of the first day of such interest period) and on the Credit Facility Termination Date.

        The Credit Facility is secured by a first priority security interest in certain assets and properties of the Company, including the capital stock of certain of the Company's subsidiaries. The Company has an option to convert the Credit Facility into an unsecured facility upon the Company receiving an investment grade rating on its senior unsecured debt or if it achieves a Total Funded Debt to EBITDA Ratio (as defined in the Credit Facility) less than or equal to 2.0 to 1 as of the end of any two consecutive fiscal quarters.

        Additionally, the Credit Facility provides for certain mandatory prepayments in the event the Company sells certain assets or issues certain indebtedness. The Credit Facility contains customary representations and warranties. The Credit Facility contains extensive affirmative and negative covenants, including among others covenants relating to leverage, net worth and fixed charge coverage and certain limits on, among other things, the ability of the Company to incur indebtedness, make capital expenditures, create liens, engage in mergers and consolidations, enter into sale and leaseback transactions, make dividends or other restricted payments in excess of $10.0 million per fiscal year, make investments and acquisitions or engage in transactions with affiliates. The Credit Facility also contains customary events of default, including upon a change in control.

SENIOR NOTES

        At April 12, 1998, the Company had outstanding an aggregate principal amount of $125 million of its Senior Notes. The Senior Notes are due March 1, 1999 and provide for interest payments on March 1 and September 1 of each year. The Senior Notes are senior unsecured obligations of the Company and rank pari passu with other senior indebtedness of the Company. The Senior Notes are subject to optional redemption by the Company, in whole or in part, currently at 101.321% of their principal amount, plus accrued interest, and declining to 100% of such principal amount, plus accrued interest, at maturity. The Company redeemed $75 million of its


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

Senior Notes on April 15, 1998, and the remaining $50 million on May 15, 1998. The Company incurred a prepayment premium of approximately $1.7 million.

OLD SENIOR SUBORDINATED NOTES

        At April 12, 1998, the Company had outstanding an aggregate principal amount of $125 million of its Old Senior Subordinated Notes. The Old Senior Subordinated Notes are due June 1, 2002 and provide for interest payments on June 1 and December 1 of each year. The Old Senior Subordinated Notes are subject to optional redemption by the Company, in whole or in part, at 102.438% of their principal amount as of June 1, 1998, plus accrued interest, declining to 100% of such principal amount, plus accrued interest, on and after June 1, 1999. The Old Senior Subordinated Notes are subordinated to, among other things, the Senior Notes and the Company's obligations under the Credit Facility. The indenture governing the Old Senior Subordinated Notes limits the Company's ability to incur indebtedness, pay dividends, issue preferred stock of certain subsidiaries, engage in transactions with stockholders and affiliates, create liens, sell assets, enter into sale and leaseback transactions, engage in mergers and consolidations, and make investments in unrestricted subsidiaries. On June 1, 1998, the Company redeemed all $125 million of its Old Senior Subordinated Notes and incurred a prepayment premium of approximately $3.0 million in connection therewith.

FINANCING LEASE ARRANGEMENTS

        In early January 1994, the Company entered into financing lease arrangements with two limited partnerships (the "CRC Partnerships"), in which the Company sold estate for years interests in 76 restaurants to the CRC Partnerships and leased such restaurants back from the CRC Partnerships pursuant to two separate leases (the "CRC Leases"). The Company retained the fee interests in the 76 restaurants. The acquisition of the estates for years interests by the CRC Partnerships, including costs and expenses, was funded through the issuance by a special purpose corporation acting as agent for the CRC Partnerships of $70 million in senior secured notes. The Company and its Restricted Subsidiaries are not obligors on such notes, although the Company's fee interests in the respective properties are pledged to secure such notes and the Company is obligated to make the rejectable offers described below. The transactions are reflected as financings with the properties remaining in the Company's consolidated financial statements.

        In October 1997, FM 1997 Limited Partnership, a Delaware limited partnership in which the Company is the sole limited partner ("FM 1997 Limited Partnership," and, collectively with the CRC Partnerships, the "Partnerships"), repurchased from one of the CRC Partnerships 31 of the estates for years interests sold to such CRC Partnership as part of the 1994 transactions. The general partner of FM 1997 Limited Partnership is FM 1997 Corp., a Delaware corporation that is wholly-owned by the Company. As part of the purchase, FM 1997 Limited Partnership succeeded to certain rights of the CRC Partnerships with respect to the 31 purchased estates for years, including the rights of the CRC Partnerships to make the decisions as they relate to such 31 purchased estates for years with respect to the reacquisition offers described below. Both FM 1997 Limited Partnership and FM 1997 Corp. are Unrestricted Subsidiaries.

        On January 1, 2003 and November 1, 2003, the Company must make offers to reacquire 50% of the estates for years at each date at a price which is sufficient, in conjunction with previous sinking fund deposits, to retire the notes. If the Partnerships reject the offers, the Company may purchase the estates for years interests or cause the Partnerships to fund the remaining principal payments on the notes and, at the Company's option, cause the Partnerships to acquire the Company's residual fee interest in the properties. If the Partnerships are allowed to retain their interests, the Company has available options to extend the leases for total terms of up to 35 years, at which time the estates for years interests will expire.


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

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion is a summary of certain federal income tax considerations relevant to the purchase, ownership and disposition of the Exchange Notes but does not purport to be a complete analysis of all the potential tax effects of such purchase, ownership, and disposition. Moreover, the discussion below deals only with initial purchasers who hold the Notes as capital assets, and it does not deal with persons who may be subject to special treatment under the U.S. tax laws (including, without limitation, insurance companies, tax-exempt organizations, individual retirement accounts and other tax-deferred accounts, financial institutions, certain U.S. expatriates, persons subject to the alternative minimum tax, broker-dealers, or persons holding Exchange Notes as part of a hedging or conversion transaction or a straddle) and persons whose functional currency is not U.S. dollars. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which arc subject to change, which change may be retroactive. This summary does not discuss tax consequences under state, local, or foreign tax laws. Persons considering the purchase of the Exchange Notes should consult with their own tax advisors concerning the application of United States federal income tax laws, as well as the laws of any state, local, or foreign taxing jurisdictions, to their particular situations.

        As used herein, the term "U.S. Holder" means a beneficial owner who for United States federal income tax purposes is a citizen or resident of the United States, a corporation, partnership, or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source, or a trust the administration over which a court within the United States is able to exercise primary supervision and for which one or more United States persons have the authority to control all substantial decisions.

        Interest on the Notes. A U.S. Holder of an Note is required to include in ordinary income the stated interest on the Note generally when received or accrued, in accordance with the holder's method of tax accounting.

        Failure of the Company to consummate an Exchange Offer or have the Shelf Registration Statement declared effective as described under "Description of the Notes -- Registration Rights" will cause additional interest to accrue on the Notes in the manner described therein. According to Treasury regulations, the possibility of a change in the interest rate will not affect the amount of interest income recognized by a U.S. Holder (or the timing of such recognition) if the likelihood of the change, as of the date the Notes are issued, is remote. The Company believes that the likelihood of a change in the interest rate on the Notes is remote and does not intend to treat the possibility of a change in the interest rate as affecting the yield to maturity of any Note. In the unlikely event that the interest rate on the Notes is increased, then such increased interest may be treated as original issue discount, includable by a holder in income as such interest accrues, in advance of receipt of any cash payment thereof. If, as anticipated, the issue price of the Notes will equal their stated principal amount, and because the likelihood of a change in the interest rate is remote, the Notes will not have original issue discount.

        Sale, Exchange, or Retirement. Upon a redemption, sale, exchange retirement or other disposition of a Note, a U.S. Holder will recognize gain or loss measured by the difference between the amount received in exchange therefor (other than the portion received for accrued but unpaid interest, which portion is treated as interest received) and such U.S. Holder's adjusted tax basis in the Note. Except to the extent the market discount rules described above apply, any gain or loss recognized on the redemption, sale, exchange, retirement, or other disposition of a Note will be long-term capital gain or loss if such Note is held as a capital asset for the applicable long-term holding period at the time of such redemption, sale, exchange, retirement, or other disposition. The recently enacted 20% maximum tax rate on long term capital gains applies only to assets held by individuals for more than 18 months, although capital assets held by individuals for more than one year will continue to qualify for the 28% maximum tax rate.

        A U.S. Holder's initial tax basis in a Note will be equal to the price paid for such Note and may be subject to adjustment as described above under market discount and bond premium. The deductibility of capital losses is subject to limitations.


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

        The exchange of an Old Note by a U.S. Holder for an Exchange Note pursuant to the Exchange Offer should not be considered a taxable event.

        Backup Withholding and Information Reporting. In general, a U.S. Holder will be subject to information reporting and backup withholding at a rate of 31% of certain amounts paid or deemed paid to the holder unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, provides proof of such exemption or (b) provides a correct taxpayer identification number, certifies that he has not lost exemption from backup withholding, and has met the requirements for the reporting of previous income set forth in the backup withholding rules. U.S. Holders of Notes should consult their tax advisors as to their qualification for exemption from withholding and the procedure for obtaining such an exemption. Amounts paid as backup withholding do not constitute an additional tax and will be credited against the holder's U.S. federal income tax liability.

U.S. FEDERAL INCOME TAXATION OF FOREIGN HOLDERS

        As used herein, the term "Foreign Holder" means a holder of a Note that is not a U.S. Holder. The following discussion assumes that income from Notes held by a Foreign Holder is not effectively connected with the conduct by the Foreign Holder of a trade or business within the United States (and, if an income tax treaty applies, the Foreign Holder does not maintain a U.S. "permanent establishment" to which the income is generally attributable). If the income is effectively connected (and, if an income tax treaty applies, is attributable to a U.S. permanent establishment), the Foreign Holder, although exempt from withholding tax (provided that such holder furnishes a properly executed IRS Form 4224 or successor form on or before any payment date to claim such exemption), may be taxed under the same rules applicable to U.S. Holders (as described above). In addition, if such Foreign Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

        Payment of Interest on Notes. In general, payments of interest received by a Foreign Holder will not be subject to U.S. federal withholding tax, provided that (i) the Foreign Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (ii) the Foreign Holder is not a controlled foreign corporation that is related to the Company actually or constructively through stock ownership, (iii) the Foreign Holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code, and (iv) either (A) the beneficial owner of the Note, under penalties of perjury, provides the Company or its agent with such beneficial owner's name and address and certifies on IRS Form W-8 (or a suitable substitute form) that it is not a U.S. Holder or (B) a securities clearing organization, bank, or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") holds the Note and provides a statement to the Company or its agent under penalties of perjury in which it certifies that such an IRS Form W-8 (or a suitable substitute) has been received by it from the beneficial owner of the Notes or qualifying intermediary and furnishes the Company or its agent a copy thereof. Payments of interest not exempt from U.S. federal withholding tax as described above will be subject to such withholding tax at the rate of 30% (subject to reduction or elimination under an applicable income tax treaty and the Foreign Holder or such Foreign Holder's agent provides a properly executed IRS Form 1001 claiming the exemption).

        Recently finalized Treasury regulations pertaining to U.S. federal withholding tax, generally effective for payments made after December 31, 1998 (the "Final Withholding Tax Regulations"), will provide, among other things, alternative methods for satisfying the certification requirement described in clause (iv) above and will require a Foreign Holder which provides an IRS Form 4224 or successor form (as discussed above) to also provide its U.S. taxpayer identification number. The Final Withholding Tax Regulations generally also will require, in the case of a Note held by a foreign partnership, that (x) the certification described in clause (iv) above be provided by the partners and (y) the partnership provide certain information, including a U.S. taxpayer identification number. A look-through rule will apply in the case of tiered partnerships.

        Sale, Exchange, or Retirement of the Notes. A Foreign Holder generally will not be subject to U.S. federal income tax with respect to gain realized on the sale, exchange, redemption, retirement at maturity, or other disposition of a Note unless (i) the Foreign Holder is an individual who is present in the United States for a period or


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

periods aggregating 183 or more days in the taxable year of disposition and certain other conditions are met or (ii) the gain is effectively connected with a U.S. trade or business of the holder, and if an income tax treaty applies, is generally attributable to a U.S. "permanent establishment" maintained by the holder.

        Backup Withholding and Information Reporting. Under current Treasury regulations, backup withholding and information reporting requirements do not apply to payments of interest made by the Company or a paying agent to Foreign Holders if the certification described above under " -- U.S. Federal Income Taxation of Foreign Holders -- Payment of Interest on Notes" is received, provided that the payor does not have actual knowledge that the holder is a U.S. Holder. If any payments of the proceeds from the disposition of a Note are made to the beneficial owner of a Note by or through the foreign office of a foreign "broker" (as defined in applicable Treasury regulations), backup withholding and information reporting will not apply. Information reporting requirements (but not backup withholding) may apply, however, to a payment by a foreign office of a broker that is a U.S. person, or is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or that is a "controlled foreign corporation" (generally, a foreign corporation controlled by certain U.S. shareholders) with respect to the United States. Payment by a U.S. office of a broker is subject to both backup withholding at a rate of 31% and information reporting unless the holder certifies under penalties of perjury that it is a Foreign Holder or otherwise establishes an exemption.

        In general, the Final Withholding Tax Regulations do not significantly alter the current substantive backup withholding and information reporting requirements but unify current certification procedures and clarify reliance standards. Under the Final Withholding Tax Regulations, special rules will apply which permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners. A holder of a Note should consult with its tax advisor regarding the application of the backup withholding rules to its particular situation, the availability of an exemption therefrom, the procedure for obtaining such an exemption, if available, and the impact of the Final Withholding Tax Regulations on payments made with respect to Notes after December 31, 1998.

        Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against such holder's U.S. federal income tax liability, provide the required information is furnished to the IRS.

        EXCEPT AS DISCUSSED ABOVE, NO INFORMATION IS PROVIDED HEREIN AS TO THE TAX TREATMENT OF HOLDERS OF THE NOTES UNDER APPLICABLE UNITED STATES OR OTHER TAX LAWS. THE DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. THEREFORE, PROSPECTIVE PURCHASERS OF NOTES ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF THE NOTES, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL, AND FOREIGN AND OTHER TAX LAWS AND POSSIBLE FUTURE CHANGES IN SUCH TAX LAWS.

                              PLAN OF DISTRIBUTION

        Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities.

        The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of Exchange Notes and any commissions or concessions received by such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        The Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for the holders of the Notes) other than commissions or concessions of any brokers or dealers and will indemnify holders of the Original Notes (including any broker-dealers) against certain liabilities, including certain liabilities under the Securities Act.

                                  LEGAL MATTERS

        The validity of the Exchange Notes will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, Los Angeles, California.

                                     EXPERTS

        The consolidated financial statements of Foodmaker, Inc. as of September 28, 1997 and September 29, 1996, and for the fifty-two weeks ended September 28, 1997, September 29, 1996 and October 1, 1995 have been included herein this Prospectus and the Registration Statement on Form S-4, in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                  PAGE
                                                                                                  ----
Independent Auditors' Report...................................................................    F-2
Consolidated Balance Sheets as of September 28, 1997 and September 29, 1996....................    F-3
Consolidated Statements of Operations for fiscal years 1997, 1996 and 1995.....................    F-4
Consolidated Statements of Cash Flows for fiscal years 1997, 1996 and 1995.....................    F-5
Consolidated Statements of Stockholders' Equity for fiscal years 1997, 1996 and 1995...........    F-6
Notes to Consolidated Financial Statements.....................................................    F-7

Unaudited Consolidated Balance Sheets at April 12, 1998 and September 28, 1997.................   F-22
Unaudited Consolidated Statements of Operations for the 12-week and 28-week periods ended
   April 12, 1998 and April 13, 1997...........................................................   F-23
Unaudited Statements of Cash Flows for the 28-week periods ended April 12, 1998 and
   April 13, 1997 .............................................................................   F-24
Notes to Unaudited Consolidated Financial Statements...........................................   F-25

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Foodmaker, Inc.:

     We have audited the accompanying consolidated balance sheets of Foodmaker, Inc. and subsidiaries as of September 28, 1997 and September 29, 1996, and the related consolidated statements of operations, cash flows and stockholders' equity for the fifty-two weeks ended September 28, 1997, September 29, 1996 and October 1, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Foodmaker, Inc. and subsidiaries as of September 28, 1997 and September 29, 1996, and the results of their operations and their cash flows for the fifty-two weeks ended September 28, 1997, September 29, 1996 and October 1, 1995 in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

San Diego, California
November 3, 1997

                        FOODMAKER, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     ASSETS

                                                              SEPTEMBER 28,    SEPTEMBER 29,
                                                                  1997             1996
                                                              -------------    -------------
Current assets:
  Cash and cash equivalents.................................    $  28,527        $  41,983
  Accounts receivable, net..................................       10,482           12,482
  Inventories...............................................       18,300           20,850
  Prepaid expenses..........................................       42,853           21,161
                                                                ---------        ---------
          Total current assets..............................      100,162           96,476
                                                                ---------        ---------
Property and equipment:
  Land......................................................       91,317           90,890
  Buildings.................................................      302,125          293,690
  Restaurant and other equipment............................      231,736          213,159
  Construction in progress..................................       34,898           13,017
                                                                ---------        ---------
                                                                  660,076          610,756
  Less accumulated depreciation and amortization............      201,289          177,817
                                                                ---------        ---------
                                                                  458,787          432,939
                                                                ---------        ---------
Other assets, net...........................................      122,809          124,223
                                                                ---------        ---------
                                                                $ 681,758        $ 653,638
                                                                =========        =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt......................    $   1,470        $   1,812
  Accounts payable..........................................       39,575           29,293
  Accrued liabilities.......................................      152,168          115,958
                                                                ---------        ---------
          Total current liabilities.........................      193,213          147,063
                                                                ---------        ---------
Long-term debt, net of current maturities...................      346,191          396,340
Other long-term liabilities.................................       54,093           51,561
Deferred income taxes.......................................          382            7,290
Stockholders' equity:
  Preferred stock...........................................           --               --
  Common stock, $.01 par value, 75,000,000 authorized,
     40,509,469 and 40,253,179 issued, respectively.........          405              403
  Capital in excess of par value............................      283,517          281,075
  Accumulated deficit.......................................     (181,580)        (215,631)
  Treasury stock, at cost, 1,412,654 shares.................      (14,463)         (14,463)
                                                                ---------        ---------
          Total stockholders' equity........................       87,879           51,384
                                                                ---------        ---------
                                                                $ 681,758        $ 653,638
                                                                =========        =========

          See accompanying notes to consolidated financial statements.

                        FOODMAKER, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       SEPTEMBER 28,    SEPTEMBER 29,    OCTOBER 1,
                                                           1997             1996            1995
                                                       -------------    -------------    ----------
Revenues:
  Restaurant sales...................................   $  986,583       $  892,029      $  804,084
  Distribution sales.................................       45,233          132,421         179,689
  Franchise rents and royalties......................       35,426           34,048          32,530
  Other..............................................        4,500            4,324           2,413
                                                        ----------       ----------      ----------
                                                         1,071,742        1,062,822       1,018,716
                                                        ----------       ----------      ----------
Costs and expenses:
  Costs of revenues:
     Restaurant costs of sales.......................      327,188          290,955         258,627
     Restaurant operating costs......................      510,176          477,976         447,235
     Distribution costs of sales.....................       44,759          130,241         175,688
     Franchised restaurants costs....................       23,619           20,039          21,929
  Selling, general and administrative................       80,438           72,134          78,044
  Equity in loss of FRI..............................           --               --          57,188
  Interest expense...................................       40,359           46,126          48,463
                                                        ----------       ----------      ----------
                                                         1,026,539        1,037,471       1,087,174
                                                        ----------       ----------      ----------
Earnings (loss) before income taxes and extraordinary
  item...............................................       45,203           25,351         (68,458)
Income taxes.........................................        9,900            5,300             500
                                                        ----------       ----------      ----------
Earnings (loss) before extraordinary item............       35,303           20,051         (68,958)
Extraordinary item -- loss on early extinguishment of
  debt, net of taxes.................................       (1,252)              --              --
                                                        ----------       ----------      ----------
Net earnings (loss)..................................   $   34,051       $   20,051      $  (68,958)
                                                        ==========       ==========      ==========
Earnings (loss) per share -- primary and fully
  diluted:
  Earnings (loss) before extraordinary item..........   $      .89       $      .51      $    (1.77)
  Extraordinary item.................................         (.03)              --              --
                                                        ----------       ----------      ----------
  Net earnings (loss) per share......................   $      .86       $      .51      $    (1.77)
                                                        ==========       ==========      ==========
Weighted average shares outstanding..................       39,776           39,301          38,915

          See accompanying notes to consolidated financial statements.

                        FOODMAKER, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         SEPTEMBER 28,    SEPTEMBER 29,    OCTOBER 1,
                                                             1997             1996            1995
                                                         -------------    -------------    ----------
Cash flows from operating activities:
  Net earnings (loss) before extraordinary item........    $ 35,303         $ 20,051        $(68,958)
  Non-cash items included in operations:
     Depreciation and amortization.....................      37,922           36,491          35,837
     Deferred finance cost amortization................       2,036            2,499           2,467
     Deferred income taxes.............................      (7,017)          (2,296)          4,524
     Equity in loss of FRI.............................          --               --          57,188
  Decrease in receivables..............................       2,000           12,790           5,895
  Decrease in inventories..............................       2,550            1,535           2,934
  Increase in prepaid expenses.........................     (22,818)          (7,421)           (985)
  Increase (decrease) in accounts payable..............      10,282           (2,722)         (4,900)
  Increase (decrease) in other accrued liabilities.....      39,218           20,121            (953)
                                                           --------         --------        --------
     Cash flows provided by operating activities.......      99,476           81,048          33,049
                                                           --------         --------        --------
Cash flows from investing activities:
  Additions to property and equipment..................     (59,660)         (33,232)        (27,033)
  Disposition of property and equipment................       3,357            4,597           4,416
  Increase in trading area rights......................      (5,553)          (1,086)         (9,745)
  Other................................................      (1,401)          (1,012)          6,538
                                                           --------         --------        --------
     Cash flows used in investing activities...........     (63,257)         (30,733)        (25,824)
                                                           --------         --------        --------
Cash flows from financing activities:
  Principal payments on long-term debt, including
     current maturities................................     (51,817)         (44,677)         (8,385)
  Proceeds from issuance of long-term debt.............         950              400             900
  Borrowings under revolving bank loans................          --               --          29,000
  Principal repayments under revolving bank loans......          --               --         (29,000)
  Extraordinary loss on retirement of debt, net of
     taxes.............................................      (1,252)              --              --
  Proceeds from issuance of common stock...............       2,444               80             160
                                                           --------         --------        --------
     Cash flows used in financing activities...........     (49,675)         (44,197)         (7,325)
                                                           --------         --------        --------
Net increase (decrease) in cash and cash equivalents...    $(13,456)        $  6,118        $   (100)
                                                           ========         ========        ========
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
     Interest, net of amounts capitalized..............    $ 38,759         $ 46,712        $ 46,491
     Income tax payments...............................       7,179            9,013             493

          See accompanying notes to consolidated financial statements.

                        FOODMAKER, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                       COMMON STOCK
                                   --------------------   CAPITAL IN
                                    NUMBER OF             EXCESS OF    ACCUMULATED   TREASURY
                                     SHARES      AMOUNT   PAR VALUE      DEFICIT      STOCK      TOTAL
                                   -----------   ------   ----------   -----------   --------   --------
Balance at October 2, 1994.......   40,080,854    $401     $280,837     $(166,724)   $(14,463)  $100,051
Exercise of stock options and
  warrants.......................      133,995       1          159            --          --        160
Net loss of the Company..........           --      --           --       (68,958)         --    (68,958)
                                   -----------    ----     --------     ---------    --------   --------
Balance at October 1, 1995.......   40,214,849     402      280,996      (235,682)    (14,463)    31,253
Exercise of stock options and
  warrants.......................       38,330       1           79            --          --         80
Net earnings of the Company......           --      --           --        20,051          --     20,051
                                   -----------    ----     --------     ---------    --------   --------
Balance at September 29, 1996....   40,253,179     403      281,075      (215,631)    (14,463)    51,384
Exercise of stock options and
  warrants.......................      256,290       2        1,711            --          --      1,713
Tax benefit associated with
  exercise of stock options......           --      --          731            --          --        731
Net earnings of the Company......           --      --           --        34,051          --     34,051
                                   -----------    ----     --------     ---------    --------   --------
Balance at September 28, 1997....   40,509,469    $405     $283,517     $(181,580)   $(14,463)  $ 87,879
                                   ===========    ====     ========     =========    ========   ========

          See accompanying notes to consolidated financial statements.

                        FOODMAKER, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of operations -- Foodmaker, Inc. (the "Company" or "Foodmaker") operates and franchises JACK IN THE BOX quick-serve restaurants with operations principally in the western and southwestern United States.

     Basis of presentation and fiscal year -- The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions are eliminated. Certain prior year amounts in the consolidated financial statements have been reclassified to conform with the 1997 presentation. The Company's fiscal year is 52 or 53 weeks ending the Sunday closest to September 30.

     Fair value of financial instruments -- The Company invests cash in excess of operating requirements in short term, highly liquid investments with original maturities of three months or less, which are considered as cash equivalents. The fair value of these financial instruments approximate the carrying amounts due to their short duration. The fair values of each of the Company's long-term debt instruments are based on quoted market values, where available, or on the amount of future cash flows associated with each instrument discounted using the Company's current borrowing rate for similar debt instruments of comparable maturity. The carrying values and the estimated fair values of the Company's long-term debt at September 28, 1997 and September 29, 1996 approximate carrying values.

     Inventories are valued at the lower of cost (first-in, first-out method) or market.

     Preopening costs are those typically associated with the opening of a new restaurant and consist primarily of labor and food costs relating to preopening training activities. Preopening costs, included in prepaid expenses, are amortized over a one-year period commencing on the date a restaurant opens.

     Property and equipment at cost -- Expenditures for new facilities and those that substantially increase the useful lives of the property are capitalized. Facilities leased under capital leases are stated at the present value of minimum lease payments at the beginning of the lease term, not to exceed fair value. Maintenance, repairs, and minor renewals are expensed as incurred. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and gains or losses on the dispositions are reflected in results of operations.

     Buildings, equipment and leasehold improvements are depreciated using the straight-line method based on the estimated useful lives of the assets or over the lease term for certain capital leases (buildings 15 to 33 years and equipment 3 to 30 years).

     Trading area rights represent the amount allocated under purchase accounting to reflect the value of operating existing restaurants within their specific trading area. These rights are amortized on a straight-line basis over the period of control of the property, not exceeding 40 years, and are retired when a restaurant is franchised or sold.

     Lease acquisition costs represent the acquired values of existing lease contracts having lower contractual rents than fair market rents and are amortized over the remaining lease term.

     Other assets primarily include deferred franchise contract costs, deferred finance costs and goodwill. Deferred franchise contract costs represent the acquired value of franchise contracts which were in existence at the time the Company was acquired in 1988 and are amortized over the term of the franchise agreement, usually 20 years. Deferred finance costs are amortized on the interest method over the terms of the respective loan agreements, from 4 to 10 years. Goodwill represents excess of purchase price over the fair value of net assets acquired and is amortized on a straight-line basis over 40 years. The Company assesses the recoverability of intangible assets by determining whether the amortization of the balance over its remaining life can be recovered through projected undiscounted future cash flows. Based on these calculations, the

                        FOODMAKER, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Company has determined that these intangible assets were not impaired and no reduction in the related estimated useful lives are warranted.

     Impairment of Long-Lived Assets -- The Company adopted Statement of Financial Accounting Standards ("SFAS") 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, in 1997. SFAS 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The statement also addresses the accounting for long-lived assets that are held for disposal. The adoption of SFAS 121 did not result in a material impact on the financial position or results of operations of the Company.

     Franchise operations -- Franchise arrangements generally provide for initial license fees of approximately $50 (formerly $25) per restaurant and continuing payments to the Company based on a percentage of sales. Among other things, the franchisee may be provided the use of land and building, generally for a period of 20 years, and is required to pay negotiated rent, property taxes, insurance and maintenance. Franchise fees are recorded as revenue when the Company has substantially performed all of its contractual obligations. Expenses associated with the issuance of the franchise are expensed as incurred. Franchise rents and royalties are recorded as income on an accrual basis. Gains on sales of restaurant businesses to franchisees, which have not been material, are recorded as other revenues when the sales are consummated and certain other criteria are met.

     Income taxes -- Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

     Net earnings (loss) per share for each year is computed based on the weighted average number of common and common equivalent shares outstanding. When dilutive, stock options and warrants are included as share equivalents using the treasury stock method. For all years presented, primary and fully diluted earnings (loss) per share are not materially different.

     Stock options -- The Company accounts for stock options under the intrinsic value based method, as prescribed by Accounting Principles Board ("APB") Opinion No. 25, whereby compensation expense is recognized for the excess, if any, of the quoted market price of the Company stock at the date of grant over the option price. The Company's policy is to grant stock options at fair value at the date of grant. The Company has included pro forma information in Note 8 to the consolidated financial statements, as permitted by SFAS 123, Accounting for Stock-Based Compensation.

     Advertising costs -- The Company maintains a marketing fund consisting of funds contributed by the Company equal to at least 5% of gross sales of all Company-operated JACK IN THE BOX restaurants and contractual marketing fees paid monthly by franchisees for restaurants operated in the United States. Production costs of commercials, programming and other marketing activities are expensed to the marketing fund when the advertising is first used and the costs of advertising are charged to operations as incurred. The Company's contributions to the marketing fund and other marketing expenses, which are included in selling, general and administrative expenses in the accompanying consolidated statements of operations, were $51,870, $47,183 and $44,871 in 1997, 1996 and 1995, respectively.

     Estimations -- Management is required to make certain assumptions and estimates in conformity with generally accepted accounting principles that affect reported amounts of assets, liabilities, disclosure of contingencies, revenues and expenses. Actual amounts could differ from these estimates.

                        FOODMAKER, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

2. FAMILY RESTAURANTS, INC.

     On January 27, 1994, Foodmaker, Apollo FRI Partners, L.P. ("Apollo") and Green Equity Investors, L.P. acquired Restaurant Enterprises Group, Inc. ("REGI"), a company that owned, operated and franchised various restaurant chains including El Torito, Carrows and Coco's. Contemporaneously, REGI changed its name to Family Restaurants, Inc. ("FRI"). Concurrently, Foodmaker contributed its entire Chi-Chi's Mexican restaurant chain to FRI in exchange for a 39% equity interest in FRI, cash and other considerations. Subsequently, as a result of substantial sales declines, FRI wrote off the goodwill attributable to Chi-Chi's in its quarter ended December 25, 1994. The Company then wrote off its remaining investment in FRI in its fiscal year 1995.

     Because of FRI's continuing substantial losses and resulting increased borrowing requirements, the major FRI stockholders were required to purchase a participation in any additional advances by the banks to FRI. Rather than become liable for these advances, the Company, by an agreement dated November 20, 1995, transferred all of its stock and warrants to Apollo. Since the Company's investment in FRI was previously written off in fiscal 1995, the consummation of this agreement had no further effect on the consolidated financial condition or results of operations of the Company.

     The Company provided distribution services to a portion of FRI's Mexican restaurants, principally those operated under the Chi-Chi's name, through May 1997. Distribution sales to those restaurants during the period the Company held an investment in FRI was $10,453 and $78,195 in 1996 and 1995, respectively.

3. LONG-TERM DEBT

                                                            SEPTEMBER 28,    SEPTEMBER 29,
                                                                1997             1996
                                                            -------------    -------------
The detail of long-term debt follows:
  Senior notes, 9 1/4% interest, due March 1, 1999,
     redeemable beginning March 1, 1997...................    $125,000         $175,000
  Senior subordinated notes, 9 3/4% interest, due June 1,
     2002, redeemable beginning June 1, 1997..............     125,000          125,000
  Financing lease obligations, net of discounts of $2,172
     and $2,548 reflecting a 10.3% effective interest
     rate, semi-annual payments of $3,413 and $747 to
     cover interest and sinking fund requirements and due
     in equal installments January 1, 2003 and November 1,
     2003, respectively...................................      67,828           67,452
  Secured notes, 11 1/2% interest, due in monthly
     installments through May 1, 2005.....................       8,684            9,356
  Secured notes, 9 1/2% interest, due in monthly
     installments through August 1, 2017..................       8,320            8,456
  Capitalized lease obligations, 11% average interest
     rate.................................................      11,519           11,043
  Other notes, principally unsecured, 10% average interest
     rate.................................................       1,310            1,845
                                                              --------         --------
                                                               347,661          398,152
  Less current portion....................................       1,470            1,812
                                                              --------         --------
                                                              $346,191         $396,340
                                                              ========         ========

     In September 1997, the Company repaid $50 million of its 9 1/4% senior notes. The retirement of these notes resulted in an extraordinary loss of $1,602, net of income tax benefits of $350 on the early extinguishment of the debt.

                        FOODMAKER, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The Company's revolving bank credit agreement which was amended and restated March 15, 1996, expires December 31, 1998, and provides for a credit facility of up to $60 million, including letters of credit of up to $25 million. The credit agreement requires the payment of an annual commitment fee of either 1/2% or 3/8% of the unused credit line depending on the Company's leverage ratio. The Company had no borrowings under the agreement at the end of fiscal years 1997 or 1996.

     The Company is subject to a number of covenants under its various credit agreements including limitations on additional borrowings, capital expenditures, lease commitments and dividend payments, and requirements to maintain certain financial ratios, cash flows and net worth. The secured notes and bank loans are secured by substantially all the Company's real and personal property.

     In early January 1994, the Company entered into financing lease arrangements with two limited partnerships (the "Partnerships"), in which an interest in 76 restaurants for a specified period of time were sold. The acquisition of the properties, including costs and expenses, was funded through the issuance by a special purpose corporation acting as agent for the Partnerships of $70 million senior secured notes. On January 1, 2003 and November 1, 2003, the Company must make offers to reacquire 50% of the properties at each date at a price which is sufficient, in conjunction with previous sinking fund deposits, to retire the notes. If the Partnerships reject the offers, the Company may purchase the properties at less than fair market value or cause the Partnerships to fund the remaining principal payments on the notes and, at the Company's option, cause the Partnerships to acquire the Company's residual interest in the properties. If the Partnerships are allowed to retain their interests, the Company has available options to extend the leases for total terms of up to 35 years, at which time the ownership of the property will revert to the Company. The transactions are reflected as financings with the properties remaining in the Company's consolidated financial statements.

     Aggregate maturities and sinking fund requirements on all long-term debt are $128,087, $3,249, $3,433 and $128,656 for the years 1999 through 2002, respectively.

     Interest capitalized during the construction period of restaurants was $683, $200 and $161 in 1997, 1996 and 1995, respectively.

4. LEASES

     As Lessee -- The Company leases restaurant and other facilities under leases having terms expiring at various dates through 2046. The leases generally have renewal clauses of 5 to 20 years exercisable at the option of the Company and in some instances have provisions for contingent rentals based upon a percentage of defined revenues. Total rent expense for all operating leases was $84,964, $81,006 and $75,680, including contingent rentals of $4,513, $3,903 and
$2,843 in 1997, 1996 and 1995, respectively.

                        FOODMAKER, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     Future minimum lease payments under capital and operating leases are as follows:

                           FISCAL                             CAPITAL    OPERATING
                            YEAR                              LEASES      LEASES
                           ------                             -------    ---------
1998........................................................  $ 1,753    $ 74,456
1999........................................................    1,728      71,916
2000........................................................    1,706      66,249
2001........................................................    1,690      62,215
2002........................................................    1,688      59,373
Thereafter..................................................   15,650     388,064
                                                              -------    --------
Total minimum lease payments................................   24,215    $722,273
                                                                         ========
Less amount representing interest...........................   12,696
                                                              -------
Present value of obligations under capital leases...........   11,519
Less current portion........................................      456
                                                              -------
Long-term capital lease obligations.........................  $11,063
                                                              =======

     Building assets recorded under capital leases were $10,403 and $9,642, net of accumulated depreciation of $4,228 and $3,639, as of September 28, 1997 and September 29, 1996, respectively.

     As Lessor -- The Company leases or subleases restaurants to certain franchisees and others under agreements which generally provide for the payment of percentage rentals in excess of stipulated minimum rentals, usually for a period of 20 years. Total rental revenue was $22,624, $21,497 and $21,309, including contingent rentals of $6,744, $5,469 and $4,763 in 1997, 1996 and 1995, respectively.

     The minimum rents receivable under these non-cancelable leases are as follows:

                           FISCAL                             SALES-TYPE     OPERATING
                            YEAR                                LEASES        LEASES
                           ------                             -----------    ---------
1998........................................................     $ 44        $ 16,911
1999........................................................       44          16,325
2000........................................................       44          15,842
2001........................................................       44          15,487
2002........................................................       45          14,789
Thereafter..................................................      174          78,526
                                                                 ----        --------
Total minimum future rentals................................      395        $157,880
                                                                             ========
Less amount representing interest...........................      144
                                                                 ----
Net investment (included in other assets)...................     $251
                                                                 ====

     Land and building assets held for lease were $58,288 and $65,156, net of accumulated depreciation of $18,508 and $17,038, as of September 28, 1997 and September 29, 1996, respectively.

                        FOODMAKER, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

 5. INCOME TAXES

     The fiscal year income taxes consist of the following:

                                                        1997       1996        1995
                                                       -------    -------    --------
Federal -- current...................................  $12,222    $ 7,179    $   (388)
        -- deferred..................................   (6,248)    (2,680)        345
State -- current.....................................    4,345        737         256
      -- deferred....................................     (769)        64         287
                                                       -------    -------    --------
Subtotal.............................................    9,550      5,300         500
Income tax benefit of extraordinary item.............      350         --          --
                                                       -------    -------    --------
Income taxes.........................................  $ 9,900    $ 5,300    $    500
                                                       =======    =======    ========

     A reconciliation of fiscal year income taxes with the amounts computed at the statutory federal rate of 35% follows:

                                                        1997       1996        1995
                                                       -------    -------    --------
Computed at federal statutory rate...................  $15,821    $ 8,874    $(23,960)
State income taxes, net of federal effect............    2,324        521         353
Jobs tax credit wages................................     (180)        --        (733)
Addition (reduction) to valuation allowance..........  (10,816)    (4,295)     26,280
Adjustment of tax loss, contribution and tax credit
  carryforwards......................................    1,986         --          --
Benefit of reattributed net operating loss
  carryback..........................................       --         --      (1,420)
Other, net...........................................      765        200         (20)
                                                       -------    -------    --------
                                                       $ 9,900    $ 5,300    $    500
                                                       =======    =======    ========

                        FOODMAKER, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:

                                                            SEPTEMBER 28,    SEPTEMBER 29,
                                                                1997             1996
                                                            -------------    -------------
Deferred tax assets:
  Tax loss, contribution and tax credit carryforwards.....    $ 50,261         $ 57,698
  Insurance reserves......................................      18,938           16,569
  Accrued pension and postretirement benefits.............       9,759            8,775
  Accrued vacation pay expense............................       6,446            6,257
  Other reserves and allowances...........................       5,671            5,049
  Deferred income.........................................       3,763            3,840
  Other, net..............................................       4,335            3,352
                                                              --------         --------
  Total gross deferred tax assets.........................      99,173          101,540
  Less valuation allowance................................      34,396           45,212
                                                              --------         --------
  Net deferred tax assets.................................      64,777           56,328
                                                              --------         --------
Deferred tax liabilities:
  Property and equipment, principally due to differences
     in depreciation......................................      50,405           47,707
  Intangible assets.......................................      14,435           15,592
  Other, net..............................................         319              319
                                                              --------         --------
  Total gross deferred tax liabilities....................      65,159           63,618
                                                              --------         --------
  Net deferred tax liability..............................    $    382         $  7,290
                                                              ========         ========

     The valuation allowance of $34,396 as of September 28, 1997 and $45,212 as of September 29, 1996 represents deferred tax assets that may not be realized by the reversal of future taxable differences. The net change in the valuation allowance was a decrease of $10,816 for fiscal year 1997 and a decrease of $4,295 for fiscal year 1996. These decreases related to the expected future use of tax loss, tax credit and charitable contribution carryforwards. Management believes it is more likely than not that the net deferred tax assets will be realized through future taxable income or alternative tax strategies.

     At September 28, 1997, the Company had tax loss carryforwards and general business credit carryforwards which expire in 2000 through 2012. The Company has alternative minimum tax credit carryforwards which have no expiration date; however, they may only be utilized to reduce any regular tax liability the Company may have in the future.

     From time to time the Company may take positions for filing its tax returns which may differ from the treatment of the same item for financial reporting purposes. The ultimate outcome of these items will not be known until such time as the Internal Revenue Service has completed its examination or until the statute of limitation has passed. The Internal Revenue Service has completed its examinations of the Company's federal income tax returns through fiscal year 1993.

6. RETIREMENT, SAVINGS AND BONUS PLANS

     The Company has non-contributory defined benefit pension plans covering substantially all salaried and hourly employees meeting certain eligibility requirements. These plans are subject to modification at any time. The plans provide retirement benefits based on years of service and compensation. It is the Company's practice to fund retirement costs as necessary.

                        FOODMAKER, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The components of the fiscal year net defined benefit pension expense are as follows:

                                                         1997           1996         1995
                                                     -------------    --------   -------------
Present value of benefits earned during the
year..............................................     $  3,069       $  2,634      $ 2,303
Interest cost on projected benefit obligations....        4,337          3,659        3,355
Actual return on plan assets......................       (7,993)        (3,630)      (3,300)
Net amortization..................................        4,913            978        1,431
                                                       --------       --------      -------
Net pension expense for the period................     $  4,326       $  3,641      $ 3,789
                                                       ========       ========      =======

     The funded status of the plans is as follows:

                                             SEPTEMBER 28, 1997           SEPTEMBER 29, 1996
                                          -------------------------    -------------------------
                                          QUALIFIED   NON-QUALIFIED    QUALIFIED   NON-QUALIFIED
                                            PLANS         PLAN           PLANS         PLAN
                                          ---------   -------------    ---------   -------------
Actuarial present value of benefit
  obligations:
  Vested benefits.......................  $(38,264)     $ (7,448)      $(29,021)      $(5,204)
  Nonvested benefits....................    (3,668)       (1,398)        (6,859)         (715)
                                          --------      --------       --------       -------
  Accumulated benefit obligation........   (41,932)       (8,846)       (35,880)       (5,919)
  Effect of future salary increases.....   (10,796)       (3,984)        (8,374)       (2,780)
                                          --------      --------       --------       -------
Projected benefit obligation............   (52,728)      (12,830)       (44,254)       (8,699)
Plan assets at fair value...............    50,916            --         39,677            --
                                          --------      --------       --------       -------
Projected benefit obligations in excess
  of plan assets........................    (1,812)      (12,830)        (4,577)       (8,699)
Unrecognized prior service cost.........      (208)        5,366           (243)        2,774
Unrecognized net transition
  obligation............................        37           112             47           139
Unrecognized net (gain) loss............     2,180           254          4,046          (534)
                                          --------      --------       --------       -------
Pension liability.......................  $    197      $ (7,098)      $   (727)      $(6,320)
                                          ========      ========       ========       =======

     In determining the present values of benefit obligations at each year end, a 7.75% discount rate and a 5% rate of increase in compensation levels were assumed. The long-term rate of return on assets was 8.5% in both years. Assets of the qualified plans consist primarily of listed stocks and bonds.

     The Company maintains a savings plan pursuant to Section 401(k) of the Internal Revenue Code, which allows administrative and clerical employees who have satisfied the service requirements and reached age 21 to defer from 2% to 12% of their pay on a pre-tax basis. The Company contributes an amount equal to 50% of the first 4% of compensation that is deferred by the participant. The Company's contributions under this plan were $1,138, $1,067 and $498 in 1997, 1996 and 1995, respectively. The Company also maintains an unfunded, non-qualified deferred compensation plan, which was created in 1990 for key executives and other members of management who were then excluded from participation in the qualified savings plan. This plan allows participants to defer up to 15% of their salary on a pre-tax basis. The Company contributes an amount equal to 100% of the first 3% contributed by the employee. The Company's contributions under the non-qualified deferred compensation plan were $324, $233 and $212 in 1997, 1996 and 1995, respectively. In each plan, a participant's right to Company contributions vests at a rate of 25% per year of service.

     The Company maintains a bonus plan that allows certain officers and employees of the Company to earn annual cash bonuses based upon achievement of certain financial and performance goals approved by the compensation committee of the Company's Board of Directors. Under this plan, $3,493, $3,172 and $710 was expensed in 1997, 1996 and 1995, respectively.

                        FOODMAKER, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The Company adopted a deferred compensation plan for non-management directors in the second quarter of 1995. Under the plan's equity option, those who are eligible to receive directors' fees or retainers may choose to defer receipt of their compensation. The amounts deferred are converted into stock equivalents at the then current market price of the Company's common stock. The Company provides a credit equal to 25% of the compensation initially deferred. Under this plan, a total of $835, $186 and $116 was expensed in 1997, 1996 and 1995, respectively, for both the deferment credit and the stock appreciation on the deferred compensation.

7. POSTRETIREMENT BENEFIT PLAN

     The Company sponsors a health care plan that provides postretirement medical benefits for employees who meet minimum age and service requirements. The plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. The Company's policy is to fund the cost of medical benefits in amounts determined at the discretion of management.

     The normal net periodic postretirement benefit cost was $1,323, $1,201 and $1,440 in 1997, 1996 and 1995, respectively. The plan was amended to eliminate retiree medical benefits coverage for those under age 45 at September 30, 1995, resulting in a curtailment gain of $1,900.

     The components of the fiscal year net periodic postretirement benefit cost are as follows:

                                                           1997      1996      1995
                                                          ------    ------    -------
Service cost............................................  $  530    $  505    $   675
Interest cost...........................................     913       816        854
Net amortization and deferral...........................    (120)     (120)       (89)
Curtailment gain........................................      --        --     (1,900)
                                                          ------    ------    -------
Net periodic postretirement benefit cost (gain).........  $1,323    $1,201    $  (460)
                                                          ======    ======    =======

     The plan's funded status reconciled with amounts recognized in the Company's consolidated balance sheets is as follows:

                                                               SEPTEMBER 28,      SEPTEMBER 29,
                                                                   1997               1996
                                                               -------------      -------------
    Accumulated postretirement benefit obligation:
      Retirees...............................................    $ (1,577)          $ (1,343)
      Fully eligible active plan participants................      (3,183)            (2,777)
      Other active plan participants.........................      (8,441)            (7,684)
                                                                 --------           --------
                                                                  (13,201)           (11,804)
    Plan assets at fair value................................          --                 --
                                                                 --------           --------
    Accumulated postretirement benefit obligation in excess
      of plan assets.........................................     (13,201)           (11,804)
    Unrecognized prior service cost..........................          --                 --
    Unrecognized net gain....................................      (1,939)            (2,062)
                                                                 --------           --------
    Accrued postretirement benefit cost included in other
      long-term liabilities..................................    $(15,140)          $(13,866)
                                                                 ========           ========

     In determining the above information, the Company's actuaries assumed a discount rate of 7.75% as of September 28, 1997 and September 29, 1996.

                        FOODMAKER, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     For measurement purposes, a 9.0% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 1997 for plan participants under age 65; the rate was assumed to decrease 1/2% per year to 4.5% by the year 2006 and remain at that level thereafter. For plan participants age 65 years or older, a 7.0% annual health care cost trend rate was assumed for 1997; the rate was assumed to decrease 1/2% per year to 3.5% by the year 2004. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of September 28, 1997 by $2,758, or 21%, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended September 28, 1997 by $336 or 25%.

8. STOCK OPTIONS

     The Company offers stock option plans to attract, retain and motivate key officers, non-employee directors and employees by providing for or increasing the proprietary interests of such persons to work toward the future financial success of the Company.

     In January 1992, the Company adopted the 1992 Employee Stock Incentive Plan (the "1992 Plan") and, as part of a merger, assumed outstanding options to employees under its predecessor's 1990 Stock Option Plan and assumed contractually the options to purchase 42,750 shares of common stock granted to two non-employee directors of the Company. Under the 1992 Plan, employees are eligible to receive stock options, restricted stock and other various stock-based awards. Subject to certain adjustments, up to a maximum of 3,775,000 shares of common stock may be sold or issued under the 1992 Plan. No awards shall be granted after January 16, 2002, although stock may be issued thereafter, pursuant to awards granted prior to such date.

     In August 1993, the Company adopted the 1993 Stock Option Plan (the "1993 Plan"). Under the 1993 Plan, employees who do not participate in the 1992 Plan are eligible to receive annually stock options with an aggregate exercise price equivalent to a maximum of 10% of their eligible earnings. Subject to certain adjustments, up to a maximum of 3,000,000 shares of common stock may be sold or issued under the 1993 Plan. No awards shall be granted after December 11, 2003, although common stock may be issued thereafter, pursuant to awards granted prior to such date.

     In February 1995, the Company adopted the Non-Employee Director Stock Option Plan (the "Director Plan"). Under the Director Plan, any eligible director of the Company who is not an employee of the Company or a subsidiary of the Company is granted annually an option to purchase 10,000 shares of common stock at fair market value. Subject to certain adjustments, up to a maximum of 250,000 shares of common stock may be sold or issued under the Director Plan. Unless sooner terminated, no awards shall be granted after February 17, 2005, although common stock may be issued thereafter, pursuant to awards granted prior to such date.

     The terms and conditions of the stock-based awards under the plans are determined by a committee of the Board of Directors on each award date and may include provisions for the exercise price, expirations, vesting, restriction on sales and forfeiture, as applicable. Options granted under the plans have terms not exceeding 11 years and provide for an option exercise price no less than 100% of the fair market value of the common stock at the date of grant.

                        FOODMAKER, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following is a summary of stock option activity for the three fiscal years ended September 28, 1997:

                                                              OPTION EXERCISE PRICE PER SHARE
                                                              --------------------------------
                                                                                    WEIGHTED
                                                  SHARES            RANGE            AVERAGE
                                                 ---------    -----------------    -----------
Balance at October 2, 1994.....................  1,810,591     $  .96 - 12.25        $ 6.72
  Granted......................................    812,098       4.18 -  6.50          6.04
  Exercised....................................    (42,900)       .96 -  1.13          1.09
  Cancelled....................................   (267,818)      1.13 - 12.25          8.37
                                                 ---------
Balance at October 1, 1995.....................  2,311,971        .96 - 12.25          6.37
  Granted......................................    540,891       6.75 -  9.13          7.22
  Exercised....................................    (10,880)      1.13 -  6.50          4.73
  Cancelled....................................   (129,395)      1.13 - 11.00          8.07
                                                 ---------
Balance at September 29, 1996..................  2,712,587        .96 - 12.25          6.52
  Granted......................................    807,165      10.13 - 12.63         12.35
  Exercised....................................   (251,640)       .96 - 12.25          6.76
  Cancelled....................................   (111,078)      5.75 - 12.63          8.77
                                                 ---------
Balance at September 28, 1997..................  3,157,034        .96 - 12.63          7.90
                                                 =========

     The following is a summary of stock options outstanding at September 28, 1997:

                                OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                  -----------------------------------------------   ----------------------------
                                WEIGHTED AVERAGE      WEIGHTED                       WEIGHTED
   RANGE OF         NUMBER         REMAINING          AVERAGE         NUMBER         AVERAGE
EXERCISE PRICES   OUTSTANDING   CONTRACTUAL LIFE   EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
---------------   -----------   ----------------   --------------   -----------   --------------
$  .96 -  4.19       548,170          3.88             $ 1.28          548,170        $ 1.28
  5.00 -  7.13       885,229          8.03               6.26          540,795          6.20
  7.50 - 11.00       930,393          6.79               9.57          671,876         10.09
 12.13 - 12.63       793,242         10.00              12.35           74,500         12.25
                   ---------                                         ---------
   .96 - 12.63     3,157,034          7.44               7.90        1,835,341          6.40
                   =========                                         =========

     At September 28, 1997, September 29, 1996 and October 1, 1995, the number of options exercisable were 1,835,341, 1,732,899 and 1,513,330, respectively and the weighted average exercise price of those options were $6.40, $6.12 and $6.05, respectively.

     Effective fiscal year 1997, the Company adopted the disclosure requirements of SFAS 123. As permitted under this Statement, the Company will continue to measure stock-based compensation cost using its current "intrinsic value" accounting method.

     For purposes of the following pro forma disclosures required by SFAS 123, the fair value of each option granted after fiscal 1995 has been estimated on the date of grant using the Black-Scholes option-pricing model. Such models require the input of highly subjective assumptions, including the expected volatility of the stock price. Therefore, in management's opinion, the existing models do not provide a reliable single measure of the value of employee stock options. The following weighted average assumptions were used for grants: risk free interest rates of 6.38% in 1997 and 6.17% in 1996; expected volatility of 35% in 1997 and 37% in 1996; and in both 1997 and 1996 an expected life of 6 years. The company has not paid any cash or other dividends and does not anticipate paying dividends in the foreseeable future, therefore the expected dividend yield is zero. The weighted average fair value of options granted was $5.80 in 1997 and $3.45 in 1996. Had compensation expense been recognized for stock-based compensation plans in accordance with provisions of SFAS 123, the

                        FOODMAKER, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Company would have recorded net earnings of $33,211, or $0.83 per share, in 1997 and $19,854, or $0.51 per share, in 1996.

     For the pro forma disclosures, the options' estimated fair values were amortized over their vesting periods. The pro forma disclosures do not include a full five years of grants since SFAS 123 does not apply to grants before 1995. Therefore, these pro forma amounts are not indicative of anticipated future disclosures.

 9. STOCKHOLDERS' EQUITY

     The Company has 15,000,000 shares of preferred stock authorized for issuance at a par value of $.01 per share. No shares have been issued.

     On July 26, 1996, the Board of Directors declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of the Company's common stock, which Rights expire on July 26, 2006. Each Right entitles a stockholder to purchase for an exercise price of $40, subject to adjustment, one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock of the Company, or, under certain circumstances, shares of common stock of the Company or a successor company with a market value equal to two times the exercise price. The Rights would only become exercisable for all other persons when any person has acquired or commences to acquire a beneficial interest of at least 20% of the Company's outstanding common stock. The Rights have no voting privileges and may be redeemed by the Board of Directors at a price of $.001 per Right at any time prior to the acquisition of a beneficial ownership of 20% of the outstanding common shares. There are 390,968 shares of Series A Junior Participating Cumulative Preferred Stock reserved for issuance upon exercise of the Rights.

     In conjunction with the December 1988 acquisition of the Company, warrants for the purchase of 1,584,573 shares of common stock were issued and are exercisable at $.93 per share, as adjusted. As of September 29, 1997, warrants for 1,482,726 shares had been exercised.

     At September 28, 1997, the Company had 6,542,007 shares of common stock reserved for issuance upon the exercise of stock options and 101,847 shares reserved for issuance upon exercise of warrants.

10. AVERAGE SHARES OUTSTANDING

     Fiscal year net earnings (loss) per share is based on the weighted average number of shares outstanding during the year, determined as follows:

                                                    1997          1996          1995
                                                 ----------    ----------    ----------
Shares outstanding, beginning of fiscal year...  38,840,525    38,802,195    38,668,200
Effect of common stock issued..................      92,081        16,071        29,566
Assumed additional shares issued upon exercise
  of stock options and warrants, net of shares
  reacquired at the average market price.......     843,638       482,510       216,874
                                                 ----------    ----------    ----------
Weighted average shares outstanding............  39,776,244    39,300,776    38,914,640
                                                 ==========    ==========    ==========

11. CONTINGENT LIABILITIES

     The legal proceedings that were pending against the Company in federal and state courts in the state of Washington, relating to food-borne illness (the "Outbreak") attributed to hamburgers served at JACK IN THE BOX restaurants in 1993, have been concluded, with the exception of one case of immaterial financial impact, which is currently on appeal. The total liability on all such lawsuits and claims did not exceed the coverage available under the Company's applicable insurance policies.

                        FOODMAKER, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The Company is engaged in litigation with the Vons Companies, Inc. ("Vons") and various suppliers seeking reimbursement for all damages, costs and expenses incurred in connection with the Outbreak. The initial litigation was filed by the Company on February 4, 1993. Vons has filed cross-complaints against the Company and others alleging certain contractual, indemnification and tort liabilities; seeking damages in unspecified amounts and a declaration of the rights and obligations of the parties. The claims of the parties arise out of two separate lawsuits which have been consolidated and are now set for trial in the Los Angeles Superior Court, Los Angeles, California in January 1998.

     On April 6, 1996 an action was filed by one of the Company's international franchisees, Wolsey, Ltd., in the United States District Court in San Diego, California against the Company and its directors, its international franchising subsidiary, and certain officers of the Company and others. The complaint alleges certain contractual, tort and law violations related to the franchisees' development rights in the Far East and seeks damages in excess of $38.5 million, injunctive relief, attorneys fees and costs. The Company has successfully dismissed portions of the complaint, including the single claim alleging wrongdoing by the Company's outside directors. Management believes the remaining allegations are without foundation and intends to vigorously defend the action.

     On November 5, 1996, an action was filed by the "National JIB Franchisee Association, Inc." and several of the Company's franchisees in the Superior Court of California, County of San Diego in San Diego, California, against the Company and others. The lawsuit alleges that certain Company policies are unfair business practices and violate sections of the California Corporations Code regarding material modifications of franchise agreements and interfere with franchisees' right of association. It seeks injunctive relief, a declaration of the rights and duties of the parties, unspecified damages and recision of alleged material modifications of plaintiffs' franchise agreements. The complaint also alleges fraud, breach of a fiduciary duty and breach of a third party beneficiary contract in connection with certain payments that the Company received from suppliers and seeks unspecified damages, interest, punitive damages and an accounting. Management believes that its policies are lawful and that it has satisfied any obligation to its franchisees in regard to such supplier payments.

     On December 10, 1996, a suit was filed by the Company's Mexican licensee, Foodmex, Inc., in the United States District Court in San Diego, California against the Company and its international franchising subsidiary. Foodmex formerly operated several JACK IN THE BOX franchise restaurants in Mexico, but its licenses were terminated by the Company for, among other reasons, chronic insolvency and failure to meet operational standards. The Foodmex suit alleges wrongful termination of its master license, breach of contract and unfair competition and seeks an injunction to prohibit termination of its license as well as unspecified monetary damages. In January 1997 Foodmex amended its complaint to name several individual defendants and to allege additional causes of action. The Company and its subsidiary counterclaimed and sought a preliminary injunction against Foodmex. On March 28, 1997 the court granted the Company's request for an injunction, held that the Company was likely to prevail in its suit, and ordered Foodmex to immediately cease using the JACK IN THE BOX marks and proprietary operating systems. On June 30, 1997, the court held Foodmex and its president in contempt of court for failing to comply with the March 28, 1997 order.

     On February 2, 1995, an action by Concetta Jorgensen was filed against the Company in the U.S. District Court in San Francisco, California alleging that restrooms at a JACK IN THE BOX restaurant failed to comply with laws regarding disabled persons and seeking damages in unspecified amounts, punitive damages, injunctive relief, attorneys fees and prejudgment interest. In an amended complaint, damages were also sought on behalf of all physically disabled persons who were allegedly denied access to restrooms at the restaurant. In February 1997, the court ordered that the action for injunctive relief proceed as a nationwide class action on behalf of all persons in the United States with mobility disabilities. The Company has reached tentative agreement on settlement terms both as to the individual plaintiff Concetta Jorgensen and the claims for

                        FOODMAKER, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

injunctive relief, but a settlement agreement has not yet been signed or presented to the U.S. District Court for approval. During the course of settlement discussions, Foodmaker was notified by attorneys for plaintiffs that claims may be made against JACK IN THE BOX franchisees and Foodmaker relating to locations that franchisees lease from Foodmaker which may not be in compliance with the Americans With Disabilities Act.

     On May 23, 1997, an action by Ralston Purina Company was filed against the Company in the U.S. District court for the Eastern District of Missouri in St. Louis, Missouri alleging the Company's breach of a tax sharing agreement and unjust enrichment and seeking an accounting and damages in an amount not less than $11 million and attorneys' fees and costs. The Company believes it has meritorious defenses and intends to vigorously resist the lawsuit.

     The Company is also subject to normal and routine litigation. The amount of liability from the claims and actions described above cannot be determined with certainty, but in the opinion of management, the ultimate liability from all pending legal proceedings, asserted legal claims and known potential legal claims which are probable of assertion should not materially affect the results of operations and liquidity of the Company.

12. SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION

                                                            SEPTEMBER 28,    SEPTEMBER 29,
                                                                1997             1996
                                                            -------------    -------------
Accounts receivable:
  Trade...................................................    $  4,349         $  7,489
  Notes...................................................       1,444            2,010
  Other...................................................       7,714            6,476
  Allowance for doubtful accounts.........................      (3,025)          (3,493)
                                                              --------         --------
                                                              $ 10,482         $ 12,482
                                                              ========         ========
Other Assets:
  Trading area rights, net of amortization of $21,880 and
     $18,669, respectively................................    $ 69,921         $ 67,663
  Lease acquisition costs, net of amortization of $21,469
     and $20,896, respectively............................      18,788           22,299
  Other assets, net of amortization of $18,503 and
     $18,259, respectively................................      34,100           34,261
                                                              --------         --------
                                                              $122,809         $124,223
                                                              ========         ========
Accrued liabilities:
  Payroll and related taxes...............................    $ 32,948         $ 29,889
  Sales and property taxes................................      11,413           10,125
  Advertising.............................................      11,801           12,294
  Insurance...............................................      45,343           41,494
  Interest................................................       6,916            7,352
  Income tax liabilities..................................      17,208              347
  Other...................................................      26,539           14,457
                                                              --------         --------
                                                              $152,168         $115,958
                                                              ========         ========

                        FOODMAKER, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

13. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                                    12 WEEKS ENDED
                                  16 WEEKS ENDED    -----------------------------------------------
                                  JAN. 21, 1996     APR. 14, 1996    JULY 7, 1996    SEPT. 29, 1996
                                  --------------    -------------    ------------    --------------
Revenues........................     $330,630         $249,975         $243,147         $239,070
Gross profit....................       43,047           29,870           36,134           34,560
Net earnings....................        4,690            4,013            5,515            5,833
Net earnings per share..........          .12              .10              .14              .15

                                                                    12 WEEKS ENDED
                                  16 WEEKS ENDED    -----------------------------------------------
                                  JAN. 19, 1997     APR. 13, 1997    JULY 6, 1997    SEPT. 28, 1997
                                  --------------    -------------    ------------    --------------
Revenues........................     $323,483         $246,993         $251,681         $249,585
Gross profit....................       48,219           37,051           41,771           38,959
Earnings before extraordinary
  item..........................        9,027            6,695            9,995            9,586
Net earnings....................        9,027            6,695            9,995            8,334
Earnings per share before
  extraordinary item............          .23              .17              .25              .24
Net earnings per share..........          .23              .17              .25              .21

                        FOODMAKER, INC. AND SUBSIDIARIES

                      UNAUDITED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                          APRIL 12,       SEPTEMBER 28,
                                                            1998              1997
                                                          ---------       -------------
Current assets:
  Cash and cash equivalents ......................        $  81,590         $  28,527
  Receivables ....................................           13,801            10,482
  Inventories ....................................           18,974            18,300
  Prepaid expenses ...............................           42,830            42,853
                                                          ---------         ---------
          Total current assets ...................          157,195           100,162
                                                          ---------         ---------
Trading area rights ..............................           73,092            69,921
                                                          ---------         ---------
Lease acquisition costs ..........................           17,621            18,788
                                                          ---------         ---------
Other assets .....................................           35,556            34,100
                                                          ---------         ---------
Property at cost .................................          683,293           660,076
  Accumulated depreciation and amortization ......         (216,286)         (201,289)
                                                          ---------         ---------
                                                            467,007           458,787
                                                          ---------         ---------
                                                          $ 750,471         $ 681,758
                                                          =========         =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Current maturities of long-term debt ...........        $   1,547         $   1,470
  Accounts payable ...............................           33,261            39,575
  Accrued expenses ...............................          147,504           134,960
  Income tax liabilities .........................           26,298            17,208
                                                          ---------         ---------
          Total current liabilities ..............          208,610           193,213
                                                          ---------         ---------
Deferred income taxes ............................            3,782               382
                                                          ---------         ---------
Long-term debt, net of current maturities ........          346,524           346,191
                                                          ---------         ---------
Other long-term liabilities ......................           56,488            54,093
                                                          ---------         ---------
Stockholders' equity:
  Common stock ...................................              407               405
  Capital in excess of par value .................          284,682           283,517
  Accumulated deficit ............................         (135,559)         (181,580)
  Treasury stock .................................          (14,463)          (14,463)
                                                          ---------         ---------
          Total stockholders' equity .............          135,067            87,879
                                                          ---------         ---------
                                                          $ 750,471         $ 681,758
                                                          =========         =========

     See accompanying notes to unaudited consolidated financial statements.

                        FOODMAKER, INC. AND SUBSIDIARIES

                 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                     TWENTY-EIGHT
                                                     TWELVE WEEKS ENDED              WEEKS ENDED
                                                   -----------------------     -----------------------
                                                   APRIL 12,     APRIL 13,     APRIL 12,     APRIL 13,
                                                     1998          1997          1998          1997
                                                   ---------     ---------     ---------     ---------
Revenues:
  Restaurant sales ..........................      $249,505      $223,820      $574,838      $515,032
  Distribution sales ........................         5,546        14,285        12,319        34,860
  Franchise rents and royalties .............         8,029         8,035        18,963        18,705
  Other .....................................        46,829           853        47,563         1,879
                                                   --------      --------      --------      --------
                                                    309,909       246,993       653,683       570,476
                                                   --------      --------      --------      --------
Costs and expenses:
  Costs of revenues:
     Restaurant costs of sales ..............        80,592        74,596       187,265       172,793
     Restaurant operating costs .............       132,431       115,415       302,393       265,744
     Costs of distribution sales ............         5,368        14,299        11,940        34,650
     Franchised restaurant costs ............         5,480         5,540        12,455        12,019
  Selling, general and administrative .......        27,431        19,136        52,803        43,030
  Interest expense ..........................         8,160         9,412        19,206        22,018
                                                   --------      --------      --------      --------
                                                    259,462       238,398       586,062       550,254
                                                   --------      --------      --------      --------
Earnings before income taxes ................        50,447         8,595        67,621        20,222
Income taxes ................................        16,100         1,900        21,600         4,500
                                                   --------      --------      --------      --------
Net earnings ................................      $ 34,347      $  6,695      $ 46,021      $ 15,722
                                                   ========      ========      ========      ========
Net earnings per share:
  Basic .....................................      $    .88      $    .17      $   1.17      $    .40
  Diluted ...................................      $    .85      $    .17      $   1.14      $    .40
Weighted average shares outstanding:
  Basic .....................................        39,226        38,877        39,178        38,859
  Diluted ...................................        40,327        39,580        40,252        39,531

     See accompanying notes to unaudited consolidated financial statements.

                        FOODMAKER, INC. AND SUBSIDIARIES

                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                             TWENTY-EIGHT WEEKS ENDED
                                                                             ------------------------
                                                                             APRIL 12,       APRIL 13,
                                                                               1998            1997
                                                                             --------        --------
Cash flows from operations:
  Net earnings .......................................................       $ 46,021        $ 15,722
  Non-cash items included above:
     Depreciation and amortization ...................................         22,686          21,274
     Deferred income taxes ...........................................          3,400          (2,000)
  (Increase) decrease in receivables .................................         (3,319)           (427)
  Increase in inventories ............................................           (674)             99
  Increase in prepaid expenses .......................................           (850)         (6,556)
  Increase (decrease) in accounts payable ............................         (6,314)          5,772
  Decrease in other accrued liabilities ..............................         24,222          10,990
                                                                             --------        --------
          Cash flows provided by operations ..........................         85,172          44,874
                                                                             --------        --------
Cash flows from investing activities:
  Additions to property and equipment ................................        (28,953)        (15,629)
  Dispositions of property and equipment .............................          3,397           1,442
  Increase in trading area rights ....................................         (5,114)         (1,510)
  Increase in other assets ...........................................         (2,813)           (868)
                                                                             --------        --------
          Cash flows used in investing activities ....................        (33,483)        (16,565)
                                                                             --------        --------
Cash flows from financing activities:
  Proceeds from issuance of long-term debt ...........................          1,000              --
  Principal payments on long-term debt, including current
     maturities ......................................................           (793)         (1,174)
  Proceeds from issuance of common stock .............................          1,167             372
                                                                             --------        --------
          Cash flows provided by (used in) financing activities ......          1,374            (802)
                                                                             --------        --------
Net increase in cash and cash equivalents .................                  $ 53,063        $ 27,507
                                                                             ========        ========

     See accompanying notes to unaudited consolidated financial statements.

                        FOODMAKER, INC. AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

   1. The accompanying unaudited financial statements of Foodmaker, Inc. (the "Company") do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of financial condition and results of operations for the interim periods have been included. Operating results for any interim period are not necessarily indicative of the results for any other interim period or for the full year. The Company reports results quarterly with the first quarter having 16 weeks and each remaining quarter having 12 weeks. Certain financial statement reclassifications have been made in the prior year to conform to the current year presentation. These financial statements should be read in conjunction with the 1997 financial statements.

   2. In 1998, the Company adopted Statement of Financial Accounting Standards No. 128 ("SFAS 128"), Earnings per Share. SFAS 128 requires the presentation of basic earnings per share, computed using the weighted average number of shares outstanding during the period, and diluted earnings per share, computed using the additional dilutive effect of all common stock equivalents. The dilutive impact of stock options and warrants account for the additional weighted average shares of common stock outstanding for the Company's diluted earnings per share computation. All prior periods have been restated to conform with the provisions of SFAS 128.

   3. The income tax provisions reflect the expected annual tax rate of 32% of pretax earnings in 1998 and the actual tax rate of 22% in 1997. The low effective income tax rates in each year result from the Company's ability to realize previously unrecognized tax benefits. The Company cannot determine the actual 1998 annual effective tax rate until the end of the fiscal year, thus the rate could differ from expectations.

   4. Contingent Liabilities

   The Company has settled the litigation it filed against the Vons Companies, Inc. ("Vons") and various suppliers seeking reimbursement for all damages, costs and expenses incurred in connection with food-borne illness attributed to hamburgers served at JACK IN THE BOX restaurants in 1993. The initial litigation was filed by the Company on February 4, 1993. Vons filed cross-complaints against the Company and others alleging certain contractual, indemnification and tort liabilities; seeking damages in unspecified amounts and a declaration of the rights and obligations of the parties. The claims of the parties were settled on February 24, 1998. Foodmaker received in its second quarter approximately $58.5 million in the settlement of which a net of approximately $45.8 million was realized after litigation costs and before income taxes (the "Litigation Settlement").

   On February 2, 1995, an action by Concetta Jorgensen was filed against the Company in the U.S. District Court in San Francisco, California alleging that restrooms at a JACK IN THE BOX restaurant failed to comply with laws regarding disabled persons and seeking damages in unspecified amounts, punitive damages, injunctive relief, attorneys fees and prejudgment interest. In an amended complaint, damages were also sought on behalf of all physically disabled persons who were allegedly denied access to restrooms at the restaurant. In February 1997, the court ordered that the action for injunctive relief proceed as a nationwide class action on behalf of all persons in the United States with mobility disabilities. The Company has reached agreement on settlement terms both as to the individual plaintiff Concetta Jorgensen and the claims for injunctive relief, and the settlement agreement has been approved by the U.S. District Court. The settlement requires the Company to make access improvements at Company-operated restaurants to comply with the standards set forth in the Americans with Disability Act Access Guidelines. The settlement requires compliance at 85% of Company-operated restaurants by April 2001 and for the balance of Company-operated restaurants by October 2005. The Company has agreed to make modifications to its restaurants to improve accessibility and anticipates investing an estimated $11 million in capital improvements over the next seven years. Foodmaker has been notified by attorneys for plaintiffs that claims may be made against JACK IN THE BOX franchisees and Foodmaker relating to locations that franchisees lease from Foodmaker which may not be in compliance with the Americans with Disabilities Act.

   On April 6, 1996, an action was filed by one of the Company's international franchisees, Wolsey, Ltd., in the United States District Court in San Diego, California against the Company and its directors, its international franchising subsidiary, and certain officers of the Company and others. The complaint alleges certain contractual, tort and law violations related to the franchisees' development rights in the Far East and seeks damages in excess of $38.5 million, injunctive relief, attorneys fees and costs. The Company has successfully dismissed portions of the complaint, including the single claim alleging wrongdoing by the Company's outside directors, and the claims against its current officers. Management believes the remaining allegations are without foundation and intends to vigorously defend the action.

   On November 5, 1996, an action was filed by the National JIB Franchisee Association, Inc. and several of the Company's franchisees in the Superior Court of California, County of San Diego in San Diego, California, against the Company and others. The lawsuit alleges that certain Company policies are unfair business practices and violate sections of the California Corporations Code regarding material modifications of franchise agreements and interfere with franchisees' right of association. It seeks injunctive relief, a declaration of the rights and duties of the parties, unspecified damages and recision of alleged material modifications of plaintiffs' franchise agreements. The complaint also alleges fraud, breach of a fiduciary duty and breach of a third party beneficiary contract in connection with certain payments that the Company received from suppliers and seeks unspecified damages, interest, punitive damages and an accounting. Management believes that its policies are lawful and that it has satisfied any obligation to its franchisees in regard to such supplier payments.

   On December 10, 1996, a suit was filed by the Company's Mexican licensee, Foodmex, Inc., in the United States District Court in San Diego, California against the Company and its international franchising subsidiary. Foodmex formerly operated several JACK IN THE BOX franchise restaurants in Mexico, but its licenses were terminated by the Company for, among other reasons, chronic insolvency and failure to meet operational standards. The Foodmex suit alleges wrongful termination of its master license, breach of contract and unfair competition and seeks an injunction to prohibit termination of its license as well as unspecified monetary damages. The Company and its subsidiary counterclaimed and sought a preliminary injunction against Foodmex. On March 28, 1997, the court granted the Company's request for an injunction, held that the Company was likely to prevail in its suit, and ordered Foodmex to immediately cease using the JACK IN THE BOX marks and proprietary operating systems. On June 30, 1997, the court held Foodmex and its president in contempt of court for failing to comply with the March 28, 1997 order. On February 24, 1998, the Court issued an order dismissing Foodmex's complaint without prejudice. In March 1998, Foodmex filed a Second Amended Complaint in the United States District Court in San Diego, California alleging contractual, tort and law violations arising out of the same business relationship and seeking damages in excess of $10 million, attorneys fees and costs. The Company believes such allegations are without merit and will defend the action vigorously.

   On May 23, 1997, an action by Ralston Purina Company was filed against the Company in the U.S. District Court for the Eastern District of Missouri in St. Louis, Missouri alleging the Company's breach of a tax sharing agreement and unjust enrichment and seeking an accounting and damages in an amount not less than $11 million plus interest and attorneys' fees and costs. The Company believes it has meritorious defenses and intends to vigorously defend the lawsuit.

   The Company is also subject to normal and routine litigation. The amount of liability from the claims and actions described above cannot be determined with certainty, but in the opinion of management, the ultimate liability from all pending legal proceedings, asserted legal claims and known potential legal claims which are probable of assertion should not materially affect the results of operations and liquidity of the Company.

   5. The Company has eight wholly-owned subsidiaries, consisting of CP Distribution Co., CP Wholesale Co., JACK IN THE BOX, INC., Foodmaker International Franchising Inc. (collectively, the "Subsidiary Guarantors") and four other non-guarantor subsidiaries (collectively, the "Non-Guarantor Subsidiaries"). The Subsidiary Guarantors comprise all of the direct and indirect subsidiaries of the Company (other than the Non-Guarantor Subsidiaries which conduct no material operations, have no significant assets on a consolidated basis and account for only an insignificant share of the Company's consolidated revenues). Each of the Subsidiary Guarantors' guarantees of the Company's $125,000,000 senior subordinated notes is full, unconditional and joint and several. The Subsidiary Guarantors have no significant operations or any significant assets or liabilities on a consolidated basis other than guarantees of indebtedness of the Company, and therefore no separate financial statements of the Subsidiary Guarantors are presented because management has determined that they are not material to investors.